Form 10-K405, Exhibit 13
period 1997-01-03
FAILURE GROUP INC
filed 1997-04-03
CIK 851520

                                                                    EXHIBIT 13.1

THE FAILURE GROUP, INC. AND SUBSIDIARIES



                                                   12 MONTHS   12 MONTHS   12 MONTHS    7 MONTHS    12 MONTHS  12 MONTHS
                                                     ENDED        ENDED      ENDED        ENDED        ENDED      ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)               1-03-97     12-29-95   12-31-94/1/  12-31-93/2/  5-28-93/3/  5-29-92
-------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:

Revenues                                           $58,665     $59,092     $59,202       $35,775      $65,367   $70,289
Expenses                                            58,658      57,070      58,082        39,106       62,735    65,810
Income (loss) before - extraordinary item                7       2,022       1,120        (3,331)       2,632     4,479
Extraordinary item (net of taxes of $301)             (443)         --          --            --           --        --
                                                 ------------------------------------------------------------------------
Net income (loss)                                  $  (436)    $ 2,022       1,120        (3,331)       2,632     4,479
                                                 ------------------------------------------------------------------------
Income (loss) per share
     before extraordinary item                    $   0.00     $  0.30     $  0.15      $  (0.43)     $  0.33   $  0.56
                                                 ------------------------------------------------------------------------
Net income (loss) per share                       $  (0.07)    $  0.30     $  0.15      $  (0.43)     $  0.33   $  0.56
                                                 ------------------------------------------------------------------------
Weighted average number of common shares
     before extraordinary item                       6,702       6,654       7,302         7,784        7,940     7,998
                                                 ========================================================================
Weighted average number of common shares
     for extraordinary item and
     net income (loss)                               6,663       6,654       7,302         7,784        7,940     7,998
                                                 ========================================================================


                                                   January 3,  December 29,  December 30,  December 31,   May 28,      May 29,
                                                     1997         1995        1994            1993          1993        1992
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Working capital                                    $37,558     $38,177       $34,314        $36,919      $39,520       $35,708
Total assets                                        80,578      77,708        75,054         83,309       89,191        84,887
Long term obligations, net of current
  installments                                      18,505      18,905        19,305         19,478       19,558        19,549
Stockholders' equity                                49,271      48,430        46,113         50,521       54,665        52,697


/1/ includes a $333,000 reversal of provision for restructuring expenses /2/ includes a $1,600,000 provision for restructuring expenses
/3/ includes a $1,500,000 provision for restructuring expenses.

                                                            SUMMARY CONSOLIDATED
                                                                  FINANCIAL DATA

THE FAILURE GROUP, INC. AND SUBSIDIARIES

                                                                         PERCENTAGE OF REVENUES
                                                                             12 months ended
---------------------------------------------------------------------------------------------------------
                                                               JANUARY 3,    DECEMBER 29,    DECEMBER 30,
(PERCENTAGE OF REVENUES)                                          1997           1995            1994
---------------------------------------------------------------------------------------------------------

Revenues
     Professional fees                                          90.1%           88.3%           87.3%
     Equipment fees and net billed expenses                      8.9            10.5            10.9
     Other revenue                                               1.0             1.2             1.8
                                                       ---------------------------------------------
                                                               100.0           100.0           100.0
                                                       ---------------------------------------------
Operating expenses
     Professional compensation and related expenses             57.3            54.8            54.0
     Other operating expenses                                   23.7            23.4            25.2
     General and administrative expenses                        16.5            16.4            17.0
     Provision for restructuring expenses                         --              --            (0.6)
     Impairment of long-lived assets                             2.7              --              --
                                                       ---------------------------------------------
                                                               100.2            94.6            95.6
                                                       ---------------------------------------------
           Operating income (loss)                              (0.2)            5.4             4.4

Other income (expense)
     Interest expense, net                                      (1.9)           (1.7)           (2.2)
     Miscellaneous income (expense)                              2.7             2.0             1.1
                                                       ---------------------------------------------
           Income before income taxes                            0.6             5.7             3.3
     Provision for income taxes                                  0.6             2.3             1.4
                                                       ---------------------------------------------
           Income before extraordinary item                      0.0             3.4             1.9
                                                       ---------------------------------------------
     Extraordinary item (net of taxes of $301)                  (0.7)             --              --
                                                       ---------------------------------------------
           Income (loss)                                        (0.7)%           3.4%            1.9%
                                                       =============================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FAILURE GROUP, INC. AND SUBSIDIARIES


BACKGROUND

The Company operates on a 52-53 week fiscal year, ending the Friday closest to the last day of December. All references herein to prior years are relevant to the comparable period in the prior years.

The Failure Group, Inc. ("FGI" and, together with its subsidiaries, the "Company") is a multi-disciplinary organization providing engineering consulting, scientific and litigation support services in addition to epidemiological services. The accompanying consolidated financial statements include the accounts of FGI and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Effective August 1, 1996, FGI acquired all of the assets and liabilities of Environmental Health Strategies ("ERS"). The financial statements of EHS from the date of acquisition are included in the Company's Consolidated Financial Statements for the twelve months ended January 3, 1997.

The Company began operations in 1967. A substantial majority of its revenue is derived from professional service activities, which are principally derived under "time and expenses" and "fixed-fee" billing arrangements, and is recognized as revenue as work is performed. Professional fees are a function of the total number of hours billed to clients and the associated hourly billing rates or the fixed-fee arrangement with the client. Equipment fees and net billed expenses consist primarily of fees charged to clients for use of the Company's equipment and facilities in connection with services provided. Other revenue is generated principally from photographic services. The Company's principal expenses are professional compensation and related expenses.

The Company continues to experience a strong demand in various aspects of its business including the thermal, civil engineering, biomechanics areas and from EHS's epidemiological practice. This growth is offset by a reduced demand from the testing done at the Company's test track in Phoenix and from a decline in services provided to the nuclear utilities industry.

                                                         CONSOLIDATED STATEMENTS
                                                                OF INCOME (LOSS)

THE FAILURE GROUP, INC. AND SUBSIDIARIES

                                                           12 MONTHS      12 MONTHS       12 MONTHS
                                                               ENDED          ENDED           ENDED
                                                          JANUARY 3,    DECEMBER 29,    DECEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                           1997           1995            1994
----------------------------------------------------------------------------------------------------

Revenues
     Professional fees                                       $52,857         $52,176         $51,687
     Equipment fees and net billed expenses                    5,236           6,179           6,436
     Other revenue                                               572             737           1,079
                                                       ---------------------------------------------
                                                              58,665          59,092          59,202
                                                       ---------------------------------------------
Operating expenses
     Professional compensation and related expenses           33,611          32,357          31,940
     Other operating expenses                                 13,882          13,827          14,903
     General and administrative expenses                       9,720           9,698          10,072
     Provision for restructuring expenses                         --              --            (333)
     Impairment of long-lived assets                           1,572              --              --
                                                       ---------------------------------------------
                                                              58,785          55,882          56,582
                                                       ---------------------------------------------
           Operating income (loss)                              (120)          3,210           2,620
Other income (expense)
     Interest expense, net                                    (1,138)         (1,001)         (1,275)
     Miscellaneous income, net                                 1,608           1,190             622
                                                       ---------------------------------------------
           Income before income taxes                            350           3,399           1,967
      Provision for income taxes                                 343           1,377             847
                                                       ---------------------------------------------
           Income before extraordinary item                        7           2,022           1,120
     Extraordinary item (net of taxes of $301)                  (443)             --              --
                                                       ---------------------------------------------
           Net (loss) income                                 $  (436)        $ 2,022         $ 1,120
                                                       =============================================
     Income per share before extraordinary item              $  0.00         $  0.30         $  0.15
                                                       =============================================
     Extraordinary item per share                            $ (0.07)        $  0.00         $  0.00
                                                       =============================================
     Net (loss) income per share                             $ (0.07)        $  0.30         $  0.15
                                                       =============================================
     Weighted average number of common
           shares before extraordinary item                    6,702           6,654           7,302
                                                       =============================================
     Weighted average number of common
           shares or extraordinary item and
           net (loss) income                                   6,663           6,654           7,302
                                                      =============================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FAILURE GROUP, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

FISCAL YEAR ENDED JANUARY 3, 1997 COMPARED TO FISCAL YEAR ENDED DECEMBER 29,
1995

Fiscal 1996 revenues of $58.7 million decreased slightly as compared to 1995 revenues of $59.1 million. The Company attributes the decline in revenues principally to the slow down in the activity from the automotive industry, including a decline in the use of the test track in our Phoenix facility. This decrease was somewhat offset by the four month inclusion of EHS, which contributed $864,000 in total revenues. Revenues include professional fees, equipment fees, net billed expenses and other revenues. Professional fees increased 1% to $52.9 million in 1996 compared to $52.2 million in 1995. This increase was attributable to a 5% increase in the average hourly chargeable rate to $124 in 1996 from $118 in 1995, offset by an 8% decrease in total client-service hours provided to 427,000 in 1996 from 462,000 in 1995. Equipment fees and net billed expenses declined 15% to $5.2 million in 1996 from $6.2 million in 1995. This decrease resulted from a decline in the usage of the Company's computer and database services provided to the Company's clients as well as the aforementioned decline in usage of the Phoenix test track. Other revenues decreased 22% to $572,000 in 1996 from $737,000 in 1995, as a result of higher commission from software sales in the previous year from our Poland office.

The Company will strive to grow revenues through continued recruitment of new personnel for selected practice areas, increase marketing efforts and ongoing exploration of potential acquisition opportunities, yet there is no assurance such revenues growth can be achieved.

Professional compensation and related expenses, which have a direct correlation with employees' involvement in the Company's professional practices, increased 4% to $33.6 million in 1996 compared to $32.4 million in 1995. This increase was a result of a small increase in compensation to the professional staff, the inclusion of EHS compensation totaling $406,000, and the accrual of an extra week of salaries due to the 1996 fiscal year operating on a 53 week calendar year. As a percentage of total revenue, professional compensation and related expenses increased to 57.3% in 1996 from 54.8% in 1995.

Other operating expenses increased 0.4% to $13.9 million in 1996 from $13.8 million in 1995. This increase was due primarily to an increase in accounts receivable bad debt expense, offset by decreases in depreciation expense and computer expenses as a result of converting to a new accounting software system. Other operating expenses as a percentage of total revenue increased to 23.7% in 1996 from 23.4% in 1995.

General and administrative expenses remained constant at $9.7 million for 1996 and 1995. Although recruiting and professional development expenses increased, partially from the inclusion of EHS expenses, this increase was partially offset by decreases in administrative compensation and non-chargeable outside consulting services. As a percentage of revenues, general and administrative expenses were 16.6% and 16.4% for 1996 and 1995, respectively.

The Company determined that the goodwill associated with the purchase of PLG became impaired in fiscal 1996, and therefore wrote-off the $1.6 million balance.

Other income/expense consists of interest expense on the Company's mortgage, net of interest income earned on the investment of available cash and rental income derived from leasing certain portions of its owned facilities to tenants. Net other income/expense increased 148% to $470,000 in 1996 compared to $189,000 in 1995, primarily due to increased rental income, higher returns on investments and lower interest expense as a result of refinancing the mortgage note on the Company's headquarters building. (See "Commitments" under Note 8 of Notes to Consolidated Financial Statements.)

The Company's provision for income taxes from continuing operations for 1996 is 98%. The increased tax rate is primarily attributed to the $1.6 million write-off of PLG goodwill and organization costs during 1996. For 1995, the Company's provision for income taxes was calculated by applying an aggregate federal and state tax rate of 40.5%. (See "Income Taxes" under Note 5 of Notes to Consolidated Financial Statements.)

In June 1996, the Company committed to refinance its building mortgage which held a 10.75% fixed rate note, amortized on a 30-year basis with the balance due in 1999, to a new note in the amount of $18.7 million, having a 15-year term with a floating rate tied to LIBOR. This rate is subject to adjustment every six months. The new loan became effective August 1, 1996. The Company recorded the tax-effected prepayment charge of $443,000 for the refinancing as an extraordinary item in the Statement of Income.

FISCAL YEAR ENDED DECEMBER 29, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 1994.

1995 revenues remained almost constant at $59.1 million as compared to $59.2 million in 1994. The Company attributed the decline in revenues principally to the absence of large projects in the last half of the year. Professional fees increased 1.0% to $52.2 million in 1995 compared to $51.7 million in 1994. This increase was attributable to a 2.0% increase in the average hourly chargeable rate to $118 in 1995 from $116 in 1994, offset by a 1.0% decrease in total client-service hours provided to 462,000 in 1995 from 465,000 in 1994. Equipment fees and net billed expenses declined 4.0% to $6.2 million in 1995 from $6.4 million in 1994. This decrease resulted from a decline in the usage of the Company's computer and database services provided to the Company's clients. Other revenues decreased 31.7% to $737,000 in 1995 from $1.1 million in 1994 as a result of reduced photographic services.

Professional compensation and related expenses increased 1.3% to $32.4 million in 1995 compared to $32.0 million in 1994. This increase was a result of increased compensation to the professional staff plus, the re-instatement of over-time for the Company's non-management consulting staff. This increase was offset by lower fringe benefit expenses. As a percentage of total revenue, professional compensation and related expenses increased to 54.8% in 1995 from 54.0% in 1994.

Other operating expenses decreased 7.2% to $13.8 million in 1995 from $14.9 million in 1994. This decrease was due primarily to a substantial reduction in accounts receivable bad debt expense as a result of increased efforts to collect aging receivables, a decrease in the purchase of technical materials resulting from a reduction in research and reference material, and a decrease in depreciation expense due to the retirement of assets in 1994, which were considered obsolete. Other operating expenses, as a percentage of total revenue, decreased to 23.4% in 1995 from 25.2% in 1994.

General and administrative expenses decreased 3.7% to $9.7 million in 1995 from $10.1 million in 1994. This reduction was attributable to decreased spending in legal services, general liability insurance, business development expenses as well as the Company lowering reserve levels for contingent liabilities. As a percentage of revenues, general and administrative expenses were 16.4% and 17.0% for 1995 and 1994, respectively.

Net other income/expense increased 128.9% to $189,000 in net income from $653,000 of expense in 1994, primarily due to increased rental income and higher returns of investments. (See "Commitments" under Note 8 of Notes to Consolidated Financial Statements.)

The Company's provision for income taxes has been calculated by applying an aggregate federal and state tax rate of 40.5% and 43.0 % to income before taxes in 1995, and 1994, respectively. (See "Income Taxes" under Note 5 of Notes to Consolidated Financial Statements.)

                                                             QUARTERLY OPERATING
                                                                         RESULTS

THE FAILURE GROUP, INC. AND SUBSIDIARIES

1996 (Unaudited)
                                                               12 MONTHS ENDED JANUARY 3, 1997
-------------------------------------------------------------------------------------------------
                                                            FIRST     SECOND     THIRD     FOURTH
(In thousands, except per share data)                      QUARTER   QUARTER    QUARTER   QUARTER
-------------------------------------------------------------------------------------------------
Revenues                                                   $15,011   $15,904    $14,114   $13,636
Operating income                                             1,049     1,545        627    (3,341)
Income (loss) before income taxes                            1,085     1,590        664    (2,989)
                                                          ---------------------------------------
Income (loss) before extraordinary item                        646       946        395    (1,980)
Extraordinary item (net of taxes of $301)                       --      (443)        --        --
Net income (loss)                                          $   646   $   503    $   395   $(1,980)
Income (loss) per share before extraordinary item          $   .10   $   .14    $   .06   $  (.29)
Extraordinary item per share                                    --      (.07)        --        --
Net income (loss) per share                                $   .10   $   .08    $   .06   $  (.29)
                                                          ---------------------------------------
Weighted average number of common shares                     6,633     6,618      6,720     6,729
                                                          ---------------------------------------

1995 (Unaudited)
                                                              12 MONTHS ENDED DECEMBER 29, 1995
-------------------------------------------------------------------------------------------------
                                                            FIRST    SECOND      THIRD    FOURTH
(In thousands, except per share data)                      QUARTER   QUARTER    QUARTER   QUARTER
-------------------------------------------------------------------------------------------------
Revenues                                                   $15,152   $15,988    $14,451   $13,501
Operating income                                               805     1,123      1,033       249
Income before income taxes                                     824     1,153      1,011       411
                                                          ---------------------------------------
Net income                                                 $   490   $   686    $   602   $   244
Net income per share                                       $   .07   $   .10    $   .09   $   .04
                                                          ---------------------------------------
Weighted average number of common shares                     6,596     6,584      6,642     6,669
                                                          ---------------------------------------

Quarterly Operating Results 1996-1995

The Company's results of operations may fluctuate significantly from quarter to quarter. Revenues are generated from services provided in response to client requests or events that occur without notice, and the Company's engagements can generally be terminated at any time by clients.

Revenues and operating margins for any particular quarter are generally affected by staffing mix, resource requirements and timing and size of engagements, and the results for any particular quarter are not necessarily indicative of results for any future period. Quarterly results of operations for 1996 and the prior fiscal year are summarized above

LIQUIDITY AND CAPITAL RESOURCES


THE FAILURE GROUP, INC. AND SUBSIDIARIES

The Company has financed its business principally through cash flows from operating activities, periodic borrowings and sales of shares of common stock. The Company's primary source of cash flows from operating activities is the collection of its accounts receivable, which represented 115 days of revenue at January 3, 1997 and 111 days of revenue at December 29, 1995. This 4% increase in accounts receivable days outstanding ("DSO") is primarily due to the aging of some receivables which are delayed due to approval process by our clients or the beneficial party.

Net cash provided by operating activities was $4.4 million for the year ended 1996 as compared to $7.6 million for the year ended 1995. This decrease in operating cash flows in 1996 as compared to the prior year was due principally to an increase in gross accounts receivable, higher tax payments as a result of higher net income in the prior years.

Net cash used by investing activities was $6.9 million for the year ended January 3, 1997 as compared to $2.7 million for the year ended December 29, 1995. This increase, over the prior year, in net cash used by investing activities was due to the reinvestment of earned income and additional investment of excess cash to our investment portfolio, an increase in net capital expenditures related to building and leasehold improvements, the acquisition of EHS and contingent payments made to officers of PLG.

Net cash used by financing activities decreased to $468,000 in 1996 as compared to $498,000 in 1995. Decreases in cash used by financing activities over the comparable period resulted from the Company's increase from borrowings as a result of the refinancing of the Company's fixed-rate mortgage, offset by the repurchase of 176,700 shares of common stock in 1996 compared to 92,500 in 1995, and a prepayment charge of $443,000 (net of taxes) for the refinancing of the building which was classified as an extraordinary item in the Statements of Income (Loss).

On October 20, 1995, the Board of Directors authorized a third repurchase program, whereby up to $2,000,000 worth of the Company's common stock may be repurchased in the open market. By January 3, 1997, 199,000 shares had been repurchased. Additionally, during 1996, the Company issued 33,452 treasury shares pursuant to the terms of its Employee Stock Purchase Plan. During 1996, the Board of Directors voted to eliminate their restricted stock plan to assist with the cost cutting measures of the Company.

The Company is currently appealing a proposed tax assessment primarily related to the deferral of unbilled work-in-process from federal taxable income. The Company deposited $1.8 million in 1995 towards the tax assessment until the matter is resolved. The Company believes at this time that the resolution of this issue will not have a significant impact on the operations of the Company.

At January 3, 1997, the Company had $4.5 million in cash balances, $20.3 million in short-term investments and a $10 million line of credit agreement which expires in 1997 and is renewable annually. During fiscal year 1996, no amounts were drawn against the line of credit. The Company's long-term obligations at January 3, 1997, consisted primarily of a mortgage obligation for the Company's office facility in Menlo Park amounting to $18.7 million with maturity in October 2011, which consists of fixed semi-annual principal payments and monthly interest payments based on an adjustable interest rate. Management believes that its existing cash and short-term investment balances, together with its existing line of credit and funds generated from operations, will provide adequate cash to fund the Company's anticipated cash needs through at least the next twelve-month period.

                                                                    CONSOLIDATED
                                                                  BALANCE SHEETS

THE FAILURE GROUP, INC. AND SUBSIDIARIES

                                                                 JANUARY 3,    DECEMBER 29,
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)                     1997           1995
-------------------------------------------------------------------------------------------

ASSETS

Current assets:
      Cash and cash equivalents                                     $ 4,465         $ 7,401
      Short-term investments                                         20,271          17,109
      Accounts receivable, net of allowance for doubtful
         accounts of $1,500 at January 3, 1997 and
         December 29, 1995                                           19,710          18,919
      Prepaid expenses                                                4,111           3,601
      Deferred tax asset                                                816              --
                                                               ----------------------------
             Total current assets                                    49,373          47,030
                                                               ----------------------------
Property, equipment and leasehold improvements, net                  28,789          29,083
Other assets                                                          2,416           1,595
                                                               ----------------------------
                                                                    $80,578         $77,708
                                                               ============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued liabilities                      $ 4,047         $ 3,215
      Current installments of long-term obligations                   1,250             222
      Accrued payroll and employee benefits                           5,590           4,808
      Income taxes payable                                              928             158
      Deferred income taxes                                              --             450
                                                               ----------------------------
             Total current liabilities                               11,815           8,853
                                                               ----------------------------
Long-term obligations, net of current installments                   18,505          18,905
Deferred income taxes                                                   987           1,520
                                                               ----------------------------
      Total long-term liabilities                                   $19,492         $20,425
                                                               ----------------------------

Commitments
Stockholders' equity:
      Preferred stock, $.001 par value; 2,000,000 shares
         authorized; no shares outstanding                               --              --
      Common stock, $.001 par value; 20,000,000 shares
         authorized; 7,902,496 shares issued and outstanding
         at January 3, 1997 and December 29, 1995                         8               8
      Additional paid in capital                                     33,013          32,538
      Net unrealized gain (loss) on investments                          56             (74)
      Retained earnings                                              21,644          22,080
      Treasury shares, at cost; 1,096,659 and 1,265,105 shares
         at January 3, 1997 and December 29, 1995                    (5,450)         (6,122)
                                                               ----------------------------
             Total stockholders' equity                              49,271          48,430
                                                               ----------------------------
                                                                    $80,578         $77,708
                                                               ============================

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


THE FAILURE GROUP, INC. AND SUBSIDIARIES

                                                                    Unrealized
                                     COMMON STOCK       Additional  Gain (Loss)                       TREASURY
                                   ------------------    Paid-in        on       Retained    -----------------------
(In thousands, except share data)   Shares    Amount     Capital   Investments   Earnings       Shares      Amount     Total
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 3l, 1993       7,902,496      8        32,428          --       19,263     (186,115)    (1,178)    50,521
  Sale of stock pursuant to
    employee benefit plans                --     --            --          --         (133)      38,922        294        161
  Cancellation of stock                   --     --            --          --            8       (5,000)       (39)       (31)
  Issuance of stock to
   directors                              --     --            (2)         --          (60)      20,000        150         88
  Net unrealized loss
    on investments                        --     --            --        (428)          --           --         --       (428)
  Purchase of treasury shares             --     --            --          --           --   (1,116,075)    (5,387)    (5,387)
  Translation adjustment                  --     --            69          --           --           --         --         69
  Net income                              --     --            --          --        1,120           --         --      1,120
                             ---------------------------------------------------------------------------------------------------
Balance at December 30, 1994       7,902,496      8        32,495        (428)      20,198   (1,248,268)    (6,160)    46,113
  Sale of stock pursuant to
    employee benefit plans                --     --            11          --         (140)      42,538        296        167
  Issuance of stock to
   directors                              --     --            11          --           --       20,000         95        106
  Net unrealized gain
    on investments                        --     --            --         354           --           --         --        354
  Purchase of treasury shares             --     --            --          --           --      (92,500)      (451)      (451)
  Stock options exercised                 --     --            --          --           --       13,125         98         98
  Translation adjustment                  --     --            21          --           --           --         --         21
  Net income                              --     --            --          --        2,022           --         --      2,022
                             ---------------------------------------------------------------------------------------------------
Balance at December 29, 1995       7,902,496      8        32,538         (74)      22,080   (1,265,105)    (6,122)    48,430
  Sale of stock pursuant to
    employee benefit plans                --     --            10          --           --       33,452        162        172
  Issuance of stock to
   directors                              --     --            92          --           --           --         --         92
  Acquisition of EHS
   (Note 12)                              --     --           401          --           --      283,742      1,399      1,800
  Net unrealized gain
    on investments                        --     --            --         130           --           --         --        130
  Purchase of treasury shares             --     --            --          --           --     (176,748)    (1,024)    (1,024)
  Stock options exercised                 --     --            --          --           --       28,000        135        135
  Translation adjustment                  --     --           (28)         --           --           --         --        (28)
  Net loss                                --     --            --          --         (436)          --         --       (436)
                             ---------------------------------------------------------------------------------------------------
Balance at January 3,1997          7,902,496    $ 8       $33,013       $  56      $21,644   (1,096,659)   $(5,450)   $49,271
                             ===================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements

                                                         CONSOLIDATED STATEMENTS
                                                                   OF CASH FLOWS

THE FAILURE GROUP, INC. AND SUBSIDIARIES


                                                                               12 months      12 months       12 months
                                                                                 ended          ended           ended
                                                                               January 3,    December 29,    December 30,
(In thousands)                                                                   1997           1995            1994
------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
     Income (loss)                                                               $   (436)       $  2,022         $ 1,120
     Adjustments to reconcile net income to
      net cash provided by operating activities:
        Depreciation and amortization                                               3,557           3,516           3,667
        Extraordinary item, net of retirement of debt (net of $301) taxes             443               -
        Provision for doubtful accounts                                             2,077           3,435           3,654
        Impairment of long-lived assets                                             1,572
        Change in deferred income taxes                                            (1,799)            750            (239)
        Provision for restructuring expenses                                            -               -            (333)
        Issuance of stock to directors                                                  -              95              90
        Changes in operating assets and liabilities:
          Accounts receivable                                                      (2,868)           (218)         (3,334)
          Prepaid expenses                                                           (510)         (2,171)            496
          Accounts payable and accrued liabilities                                    832             170          (1,750)
          Accrued payroll and employee benefits                                       782             621          (1,138)
          Income tax payable                                                          770            (620)            778
                                                                               ------------------------------------------
            Net cash provided by operating activities                               4,420           7,600           3,011
                                                                               ------------------------------------------
Cash flows from investing activities
     Purchases of short-term investments                                          (10,394)        (20,233)         (9,571)
     Sales of short-term investments                                                7,362          19,186           6,757
     Acquisition of PLG, Inc., and contingency payments,
        net of cash acquired                                                         (501)           (198)           (500)
     Acquisition of EHS, Inc., net of cash acquired                                  (250)              -
     Capital expenditures                                                          (2,971)         (1,390)         (1,177)
     Other assets                                                                    (134)            (42)            119
                                                                               ------------------------------------------
            Net cash used by investing activities                                  (6,888)         (2,677)         (2,372)
                                                                               ------------------------------------------
Cash flows from financing activities
     Proceeds from borrowings and issuance                                         19,311               3              20
        of long-term obligations
     Repayments of borrowings and long-term obligations                           (19,126)           (347)           (233)
     Repurchases of common stock                                                   (1,024)           (451)         (5,418)
     Net issuance and retirements of common stock                                     371             297             228
                                                                               ------------------------------------------
            Net cash used by financing activities                                    (468)           (498)         (5,403)
                                                                               ------------------------------------------
Net increase (decrease) in cash and cash equivalents                               (2,936)          4,425          (4,764)
Cash and cash equivalents at beginning of year                                      7,401           2,976           7,740
                                                                               ------------------------------------------
Cash and cash equivalents at end of year                                         $  4,465        $  7,401         $ 2,976
                                                                               ==========================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


THE FAILURE GROUP, INC. AND SUBSIDIARIES

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Failure Group, Inc. ("FGI" and, together with its subsidiaries, the "Company") is a multi-disciplinary organization devoted to the investigation, analysis and prevention of failures of an engineering and scientific nature in addition to offering epidemiological services. The accompanying Consolidated Financial Statements include the accounts of FGI and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

The Company operates on a 52-53 week fiscal calendar year with each year ending on the Friday closest to December 31st.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company derives most of its revenues from professional service activities. The majority of these services are provided on the basis of time and expenses, fixed-fee and cost plus fixed-fee engagements and the related revenues are recorded as services are provided. Provision for estimated losses on engagements is made during the period in which the loss becomes probable and can be reasonably estimated. The Company reports revenue net of reimbursable expenses which are billed to and collected from clients. Reimbursable expenses were approximately $6,946,000, $7,745,000 and $8,210,000 in fiscal 1996, 1995 and
1994, respectively.

Equipment fees and billed expenses consist principally of fees charged to clients for the use of the Company's equipment and facilities in connection with services provided. Other revenue is derived principally from photographic service activities. Revenue from these activities is recorded as products are delivered or services are provided.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments such as money market mutual funds and commercial paper with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments consist of direct obligations of high-quality, fixed-income corporate and municipal securities. Management believes that there is no concentration of risk in the short-term investment portfolio which would expose a risk of material loss to the Company.

The Company's securities are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses from changes in market value reported as a separate component of stockholders' equity.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Depreciation and amortization are computed using the straight-line method. Buildings are depreciated over their estimated useful lives ranging from 30 to 40 years. Equipment is depreciated over its estimated useful life, which generally ranges from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives, generally seven years, or over the term of the related lease.

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS


THE FAILURE GROUP, INC. AND SUBSIDIARIES


Effective December 30, 1995 the Company adopted SFAS No. 121 which requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There are no assets that are considered impaired. The effective of adoption is not material.


GOODWILL

Goodwill in a business combination accounted for as a purchase is the excess of the fair market value of the consideration given over the fair market value of the net assets acquired. Goodwill arising from the purchase of the Company's PLG subsidiary was approximately $2.0 million, which was being amortized using the straight-line method over a 10-year period, beginning in June of 1993. Goodwill arising from the purchase of the Company's EHS subsidiary was approximately $2.0 million, which is being amortized using the straight-line method over a 7 year period, beginning August of 1996. During the fourth quarter of 1996, the Company determined that the goodwill arising from the PLG acquisition had been permanently impaired and wrote-off the unamortized balance of $1.6 million.


INCOME TAXES

The Company accounts for income taxes using the asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax laws or rates.


WEIGHTED AVERAGE SHARES

Net income (loss) per share is computed using the weighted average of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares include the dilutive effect of stock options and contingently issuable shares using the modified treasury stock method for all periods presented.


STOCK BASE COMPENSATION

The Company uses the intrinsic value method to account for all of its employee stock-based compensation plans.


NOTE 2: SHORT-TERM INVESTMENTS

At January 3, 1997, available-for-sale securities consisted of the following:

                             Amortized   Accrued    Unrealized   Unrealized    Fair Market
(In thousands)                 Cost      Interest     Gains        Losses         Value
------------------------------------------------------------------------------------------

Municipal bonds                $19,998       $217          $68         $(13)       $20,271
                          ----------------------------------------------------------------
                               $19,998       $217          $68         $(13)       $20,271
                          ================================================================

At December 29, 1995, available-for-sale securities consisted of the following:

                             Amortized   Accrued    Unrealized   Unrealized    Fair Market
(In thousands)                 Cost      Interest     Gains        Losses         Value
------------------------------------------------------------------------------------------

Municipal bonds                $15,693       $246          $31        $ (59)       $15,911
Asset-backed securities          1,232         12            -          (46)         1,198
                          ----------------------------------------------------------------
                               $16,925       $258          $31        $(105)       $17,109
                          ================================================================

The cost and estimated fair value of available-for-sale securities at January 3, 1997 by contractual maturity consisted of the following:

                                  JANUARY 3, 1997                     DECEMBER 29, 1995
                           -----------------------------------------------------------------
                           Amortized        Fair Market         Amortized        Fair Market
(In thousands)               Cost              Value              Cost              Value
--------------------------------------------------------------------------------------------
Due in one year or less     $ 5,825          $ 5,873             $   239           $   231
Due in one to five years     14,173           14,398              13,157            13,362
Thereafter                       --               --               2,307             2,318
                           -----------------------------------------------------------------
                             19,998           20,271              15,693            15,911
Asset-backed securities          --               --               1,262             1,198
                           -----------------------------------------------------------------
                            $19,998          $20,271             $16,925           $17,109
                           =================================================================

NOTE 3: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following:

(In thousands)                                           1996      1995
-------------------------------------------------------------------------
Property:
  Land                                                  $ 5,450   $ 5,450
  Buildings                                              25,070    24,353
  Test and Engineering Center                             1,068     1,068
  Construction in progress                                  248       100
Equipment:
  Computer equipment and purchased software              13,428    14,807
  Office furniture and equipment                          4,956     5,035
  Laboratory equipment and vehicles                       6,377     6,267
Leasehold improvements                                    2,633     2,412
                                                     --------------------
                                                         59,230    59,492
Less accumulated depreciation and amortization           30,441    30,409
                                                     --------------------
Property, equipment and leasehold improvements, net     $28,789   $29,083
                                                     ====================

The Test and Engineering Center is constructed on leased land. A portion of the property is subject to a special land-use permit which expires in 1998; the remaining portion of the property is subject to a lease which expires in January, 2010.


NOTE 4: LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)                  1996      1995
------------------------------------------------

Mortgage note                  $18,700   $18,652
Other                            1,055       475
                               -------   -------
                                19,755    19,127
Less current installments        1,250       222
                               -------   -------
Long term obligations,
  net of current portion       $18,505   $18,905
                               =======   =======

Effective August 1, 1996, the Company refinanced its $18.8 million, 30-year fixed rate note of 10.75%, which consisted of periodic payments maturing in December 1999. The new note of $18.7 million, has a 15-year life that bears a floating rate of interest tied to LIBOR, and is subject to adjustment every six months. The current rate on this note is approximately 7%.

In the first quarter of 1996, the Company renewed its $10,000,000 unsecured line of credit agreement. This agreement expires in May 1997, at which time the Company plans to renew the line of credit. The mortgage note and line of credit contain restrictive covenants regarding the maintenance of certain compensating cash balances, balance sheet ratios and cash flow performance. There were no borrowings against the line of credit in 1996. Principal payments due on long-term obligations are $1,250,000, $1,313,000, $1,726,000, $1,373,000 in 1997
through 2000, respectively, and $14,093,000 thereafter.


NOTE 5: INCOME TAXES

The provision for income taxes consists of the following:

(In thousands)         Federal    State     Total
-----------------------------------------------------

January 3, 1997
  Current              $ 1,375    $ 466    $ 1,841
  Deferred             $(1,430)    (369)    (1,799)
                       ---------------------------
    Total              $   (55)   $  97    $    42
                       ---------------------------

December 29, 1995
  Current              $   482    $ 145    $   627
  Deferred                 593      157        750
                       ---------------------------
    Total              $ 1,075    $ 302    $ 1,377
                       ---------------------------

December 1994
    Current            $   820    $ 266    $ 1,086
    Deferred              (165)     (74)      (239)
                       ---------------------------
        Total          $   655    $ 192    $   847
                       ===========================

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS


The provision for income taxes from continuing operations for the year ending January 3, 1997 differs from the tax expense calculated at the applicable statutory rate of 34% as follows:

(In thousands)
-------------------------------------------------

Tax at federal statutory rate of 34%        $ 119
State taxes                                    21
Amortization and write-off of PLG's
  goodwill non-deductible for tax             788
Tax exempt interest                          (585)
                                            -----
Tax expense from continuing operations      $ 343
                                            =====

The provision for income taxes for the years ending December 29, 1995 and December 30, 1994 differs from the tax expense calculated at the applicable federal rate of 34% primarily due to the provision for state taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 3, 1997 and December 29, 1995, are presented below.

(In thousands)                             1996       1995
-----------------------------------------------------------

Deferred tax assets:
  State taxes                            $   147    $   193
  Compensated absences                       535        478
  Accrued expenses                           989        982
  Other                                      156        224
                                         ------------------
Total deferred tax asset                   1,827      1,877
                                         ------------------
Deferred tax liabilities:
  Work-in-progress                          (838)    (2,186)
  Plant and equipment                     (1,143)    (1,519)
  Change to the accrual method
    of accounting for tax reporting
    purposes for purchased entity             --       (142)
  Other                                      (17)        --
                                         ------------------
Total deferred tax liabilities            (1,998)    (3,847)
                                         ------------------
Net deferred tax liability               $  (171)   $(1,970)
                                         ==================


NOTE 6: STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. There are no shares of preferred stock outstanding.


STOCK OPTION PLANS

The Company has a stock option plan (the "Plan") covering up to an aggregate of 1,550,000 shares of common stock. The Plan provides for the grant of incentive stock options, exercisable at a price equal to the fair market value of the shares at the date of grant, or non-qualified options, exercisable at a price not less than 85% of the fair market value of the shares at the date of grant. Options are granted for terms of up to ten years and generally vest ratably over a four-year period from the grant date. 945,958 and 712,412 shares were vested as of January 3, 1997 and December 29, 1995. In addition, the Company has a stock plan for an officer covering up to 119,000 shares of common stock, all of which have been granted.

The Company applies Accounting Principles Boards ("APB") Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the

                                                                                                            Weighted
                                                                                       Options              Average
                                          Options Price            Number             Available             Exercise
                                            per Share            of Shares            for Grant              Price
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 30, 1994           $2.49-$10.25           1,386,232             359,199               $5.89

Options granted                           $4.38-$ 5.88              65,000             (65,000)               5.13

Options cancelled                         $4.75-$10.25             (96,173)             96,173                6.06

Options exercised                         $4.38-$ 5.00             (13,125)                 --                4.77
                                        --------------------------------------------------------------------------

Balance as of December 29, 1995           $2.49-$10.25           1,341,934             390,372               $5.85

Options granted                           $5.50-$ 6.38             173,000            (173,000)               5.83

Options cancelled                         $4.38-$ 7.13             (45,975)             45,975                5.72

Options exercised                         $4.38-$ 5.00             (28,000)                 --                4.78
                                        --------------------------------------------------------------------------
Balance as of January 03, 1997            $2.49-$10.25           1,440,459             263,347               $5.89
                                        ==========================================================================


The weighted average fair value of options granted during 1996 and 1995, determined using the Black-Scholes method, was $4.05 and $3.55, respectively.


Information regarding options outstanding summarized below:

                             Options Outstanding                                              Options Exercisable
---------------------------------------------------------------------------------  -----------------------------------
                           Number            Weighted-              Weighted-            Number              Weighted-
   Range of             Outstanding           Average                Average          Exercisable             Average
   Exercise              at January          Remaining              Exercise           at January            Exercise
    Price                 3, 1997           Contractual               Price             3, 1997                Price
---------------------------------------------------------------------------------  -----------------------------------
$2.49-$4.50                 40,760               3.88                 $ 2.97            35,260                $ 2.77
  $4.75                    475,500               7.47                 $ 4.75           229,500                $ 4.75
$4.81-$6.00                257,125               7.87                 $ 5.45           104,124                $ 5.43
$6.13-$7.13                457,726               6.33                 $ 6.90           369,726                $ 7.08
$7.13-$9.22                206,148               4.69                 $ 7.30           203,649                $ 7.29
  $10.25                     3,700               4.64                 $10.25             3,700                $10.25

In 1991, two non-employee directors were granted non-qualified options to purchase 18,000 shares each of common stock and two non-employee directors were granted non-qualified options to purchase 24,000 shares each of common stock. During 1993, each outside director accepted an offer to cancel their existing option grants in exchange for a re-priced option grant for the same number of shares. All such options had exercise prices equal to market value, which was $7.13 and $8.00 on the dates of grant and vest at the rate of 6,000 shares per year.

The fair value of options granted in 1996 and 1995 on the date of grant was determined using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996-expected dividend yield 0%, risk-free interest rate of 6.8%, volatility rate of .72 and an expected life of 6 years; 1995 expected dividend yield 0%, risk-free interest rate of 6.8%, a volatility rate of .72, and an expected life of 6 years.


EMPLOYEE STOCK PURCHASE PLAN

Effective February 29, 1992, the Board of Directors approved an employee stock purchase plan. Up to an aggregate of 400,000 common shares may be sold under the plan. Eligible employees may purchase shares on a quarterly basis, at a price equal to 90% of the lower of the fair market value of the common stock at the beginning or end of the applicable quarter. As of January 3, 1997, 173,775 shares had been sold under the plan.


Had the Company determined compensation cost based on the fair market value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below.

(In thousands, except per share data)                     1996      1995
-------------------------------------------------------------------------

Net income (loss)     As reported                        $ (436)   $2,022
                      Pro forma                          $ (636)   $1,931

Earnings per share    As reported                        $(0.07)   $  .30
                      Pro forma                          $(0.10)   $  .30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PRO FORMA FAIR VALUE INFORMATION

On the date of grant using the Black Scholes option-pricing model the following weighted-average assumptions are: 1996 expected dividend yield 0%, risk-free interest rate of 5.6%, a volatility rate of .79 and an expected life of 4 quarters; 1995 expected dividend yield 0%, risk-free interest rate of 5.74%, a volatility rate of .79 and an expected life of 4 quarters. Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options and purchase plan is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period of 10 years and compensation cost for options granted prior to December 29, 1995 is not considered.

RESTRICTED STOCK PLAN

In March 1991, the Board of Directors approved a restricted stock plan for key employees and directors. Up to an aggregate of 200,000 common shares have been reserved for grant under the plan. Under the terms of the plan, shares of common stock may be granted to key employees. Each non-employee member of the Board of Directors receives annually, on September 30 of the same year, an award of restricted shares that is determined by dividing $75,000 by the closing price of the common stock on the date of each such meeting, not to exceed a maximum of 5,000 shares. Through January 3, 1997, 100,000 restricted shares have been granted under this plan, of which 50,000 shares have vested. This plan was terminated as of October 24, 1996 by the Board of Directors.

NOTE 7: PENSION PLAN

The Company has a defined contribution retirement plan covering all salaried employees of at least 21 years of age. Contribution expense related to this plan was $1,745,000 and $1,623,000, in 1996 and 1995, respectively.

NOTE 8: COMMITMENTS

The following is a summary of the future minimum payments net of rental income, required under non-cancelable leases, with terms in excess of one yar as of January 3, 1997.

YEAR ENDING                LEASE                   RENTAL       NET FUTURE
(IN THOUSANDS)          COMMITMENTS                INCOME        PAYMENTS
--------------------------------------------------------------------------
1997                     $ 1,980                  $(1,198)        $  782
1998                       1,361                   (1,181)           180
1999                         961                     (618)           343
2000                         682                     (618)            64
2001                         573                       --            573
Thereafter                 4,516                       --          4,516
                         -------------------------------------------------
                         $10,073                   $(3,615)       $6,458
                         =================================================

Several of the non-cancelable operating leases for property contain escalation clauses related to the Consumer Price Index. Total rent expense in 1996, 1995 and 1994 was $1,579,000, $1,658,000 and $1,608,000 respectively.

The Company is currently appealing a proposed tax assessment primarily related to the deferral of unbilled work-in-process from federal taxable income. The Company is protesting the assessment and has requested a hearing with an appellate officer of the Internal Revenue Service. In 1995, the Company paid $1.8 million towards the tax assessment to stop the accrual of interest until the matter is resolved. Currently the Company does not anticipate that resolution of this issue will have a significant impact on their financial statement earnings of the Company.

NOTE 9: CLIENT AND INDUSTRY CREDIT RISK

The Company serves its clients in various segments of the economy. During 1996, the Company provided services, representing approximately 38% of revenues, to clients and to organizations and insurers acting on behalf of clients in the transportation industry.

Revenues of approximately $6,886,000 and $10,850,000 in 1996 and 1995, respectively, were earned on engagements for one client or for organizations insuring or providing services to such client. As of January 3, 1997 and December 29, 1995, accounts receivable included $1,400,000 and $2,709,000 respectively, related to this client.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10: PROVISION FOR RESTRUCTURING EXPENSES

During the three-month period ended December 30, 1994, the Company reversed $333,000 of the $1.6 million restructuring recorded during the year ending December 31, 1993. The reversal is primarily due to actual costs to eliminate certain offices being less than initially estimated. The restructuring activity for the year ended December 30, 1994, is as follows:

                       DECEMBER 31,                      CHANGE   BALANCE AT
                          1993          CASH    WRITE-    IN     DECEMBER 30,
(IN THOUSANDS)          PROVISION     PAYMENTS   OFFS   ESTIMATE    1994
-----------------------------------------------------------------------------
Employee
  termination
  payments                $190          $(129)   $  --   $ (61)     $ --
Lease termination
  payments                 431           (372)      --     (59)       --
Write-off of
  operating assets
  as a result of
  restructuring
  plan                     130             --     (214)     84        --
Write-down of
  operating assets
  to be placed in
  different use            380             --     (339)    (41)       --
Provision for losses
  on accounts
  receivable with
  foreign office
  closure                  200             --      (46)   (154)       --
Other                      269             --     (167)   (102)       --
                        ---------------------------------------------------
Total
  restructuring
  charge                $1,600           $(501)  $(766)  $(333)     $ --
                        ===================================================


NOTE 11: ACQUISITIONS

On August 1, 1996, the Company acquired all the stock of Environmental Health Strategies, Inc. ("EHS") for a combination of cash and stock. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the net assets acquired based on the estimated fair market value at the date of acquisition. Of the total purchase price of $2.1 million, approximately $2.0 million has been recorded as goodwill, which reflects the excess of the purchase price of the fair value of the net assets acquired. The goodwill is being amortized using the straight-line method over seven years. The acquisition also considers future payment of either cash or stock, based upon the performance of EHS. The amounts of these payments cannot be determined until such performance occurs. Should EHS meet the performance requirements, contingent payments will be recorded as compensation expense. EHS provides epidemiological advice and services on a wide variety of topics including occupational and environmental health, pharmaceutical and medical device issues and health-related consumer product safety. Pro forma disclosures giving effect to the acquisition of EHS have been omitted since such pro forma results of operations do not differ materially from the Company's historical results.

On January 4, 1997, the Company acquired all the stock of Broadcast Communications Systems, Inc. ("BCS") for $375,000 in cash. BCS was a privately held firm specializing in the design, installation and maintenance of wireless communications networks. They are based in the greater Madison Wisconsin area and have erected communications towers and provided related training and technical services for the telecommunications industry since 1981. The goodwill related to the purchase will be amortized using the straight-line method over seven years. Pro forma disclosures giving effect to the acquisition of EHS have been omitted since such pro forma results of operations do not differ materially from the Company's historical results.

NOTE 12: SUPPLEMENTAL CASH FLOW INFORMATION

The following is supplemental disclosure of cash flow information:


                                           12 MONTHS            12 MONTHS
                                             ENDED                ENDED
                                           JANUARY 3,           DECEMBER 29,
(IN THOUSANDS)                                1997                 1995
-----------------------------------------------------------------------------
Cash paid during the year:
  Interest, net                             $2,156                $2,067
                                          ===================================
Income taxes                                 1,054                 1,112
                                          ===================================

                                                              AUDITOR'S REPORT/
                                                           QUARTERLY STOCK DATA


THE BOARD OF DIRECTORS AND STOCKHOLDERS
THE FAILURE GROUP, INC

We have audited the accompanying consolidated balance sheets of The Failure Group, Inc. and subsidiaries as of January 3, 1997 and December 29, 1995, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended January 3, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Failure Group, Inc. and subsidiaries as of January 3, 1997 and December 29, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ending January 3, 1997, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP


Palo Alto, California
January 30, 1997


The Company's common stock has been traded on the Nasdaq National Market since its initial public offering on August 17, 1990 under the symbol "FAIL". The following table sets forth for the fiscal periods indicated the high and low sales prices for the Company's common stock, as reported in the consolidated transaction reporting system.

Stock Prices by Quarter            High     Low
------------------------------------------------

Fiscal Quarter ended
  March 3l, 1995                   $5.75   $4.00
Fiscal Quarter ended
  June 30, 1995                    $6.00   $5.00
Fiscal Quarter ended
  September 29, 1995               $8.25   $5.25
Fiscal Quarter ended
  December 29, 1995                $7.00   $4.50
Fiscal Quarter ended
  March 29,1996                    $7.00   $5.00
Fiscal Quarter ended
  June 28, 1996                    $7.13   $5.00
Fiscal Quarter ended
  September 27, 1996               $7.13   $5.88
Fiscal Quarter ended
  January 3, 1997                  $6.88   $5.63
Fiscal Quarter ended
  April 4, 1997                    $6.75   $4.13
  (through February 28, 1997)
                                   -------------

As of February 28, 1997, the Company's common stock was held by 285 holders of record. The Company has never paid cash dividends. It intends to retain future earnings for the development of its business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

FINANCIAL SUMMARY

THE FAILURE GROUP, INC. AND SUBSIDIARIES

                                                           12 months      12 months       12 months       7 months      12 months
                                                             Ended          Ended           Ended           Ended         Ended
                                                          January 3,    December 29,    December 30,    December 31,     May 28,
(ten thousands, except per share data)                       1997           1995            1994            1993           1993
---------------------------------------------------------------------------------------------------------------------------------

Revenues
    Professional fees                                        $52,857         $52,176         $51,687         $30,999      $55,544
    Equipment fees and net billed expenses                     5,236           6,179           6,436           4,175        8,537
    Other revenue                                                572             737           1,079             601        1,286
                                                       --------------------------------------------------------------------------
                                                              58,665          59,092          59,202          35,775       65,367
                                                       --------------------------------------------------------------------------
Operating expenses
    Professional compensation and related expenses            33,611          32,357          31,940          20,407       31,548
    Other operating expenses                                  13,882          13,827          14,903          10,573       16,027
    General and administrative expenses                        9,720           9,698          10,072           7,650       10,829
    Provision for restructuring expenses                          --              --            (333)          1,600        1,500
    Impairment of long-lived assets                            1,572              --              --              --           --
                                                       --------------------------------------------------------------------------
                                                              58,785          55,882          56,582          40,230       59,904
                                                       --------------------------------------------------------------------------
      Operating income (loss)                                   (120)          3,210           2,620          (4,455)       5,463
                                                       --------------------------------------------------------------------------
Other income (expense)
    Interest expense, net                                     (1,138)         (1,001)         (1,275)           (726)        (983)
    Miscellaneous income, net                                  1,608           1,190             622              56          (57)
                                                       --------------------------------------------------------------------------
      Income (loss) before income taxes                          350           3,399           1,967          (5,125)       4,423
    Provision (benefit) for income taxes                         343           1,377             847          (1,794)       1,791
                                                       --------------------------------------------------------------------------
      Income (loss) before
          extraordinary item                                 $     7         $ 2,022         $ 1,120         $(3,331)       2,632
    Extraordinary item (net of taxes of $301)                   (443)             --              --              --           --
                                                       --------------------------------------------------------------------------
      Net income (loss)                                      $  (436)        $ 2,022         $ 1,120         $(3,331)       2,632
                                                       ==========================================================================
    Income (loss) per share before
      extraordinary item                                     $  0.00         $  0.30         $  0.15         $ (0.43)     $  0.33
                                                       ==========================================================================
    Extraordinary item per share                             $ (0.07)        $  0.00         $  0.00         $  0.00      $  0.00
                                                       ==========================================================================
       Net income(loss)per share                             $ (0.07)        $  0.30         $  0.15         $ (0.43)     $  0.33
                                                       ==========================================================================
    Weighted average number of common
       shares before extraordinary item                        6,702           6,654           7,302           7,784        7,940
                                                       ==========================================================================
    Weighted average number of common
       shares  for extraordinary item and net
       income (loss)                                           6,663           6,654           7,302           7,784        7,940
                                                       ==========================================================================

The accompanying notes are an integral part of the Consolidated Financial Statement