Form 10-K405, Exhibit 13
period 1998-01-02
EXPONENT INC
filed 1998-04-02
CIK 851520

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The statements in this report that are forward-looking are based on current expectations, and actual results may differ materially. The forward-looking statements include those regarding future demand for the Company's services and the possible impact of current and future claims against the Company based upon negligence and other theories of liability. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the possibility that the demand for the Company's services may decline as a result of changes in general and industry-specific economic conditions and the effects of competitive services and pricing; one or more current or future claims made against the Company may result in substantial liabilities; and such other risks and uncertainties as are described in reports and other documents filed by the Company from time to time with the Securities and Exchange Commission.

Overview

The Company, together with its subsidiaries, is a multidisciplinary organization of scientists, physicians, engineers, and business consultants performing in-depth scientific research and analysis in over 50 technical disciplines. The Company's services include analysis of product development or product recall, regulatory compliance, discovery of potential problems related to products, people or property, and impending litigation.

     During fiscal 1997, the Company continued implementing its strategy of growth and diversification through the acquisition of BCS Wireless, Inc. ("BCS") and Exponent Environmental Group, Inc. ("EEG"), formerly named Performance Technologies, Incorporated. BCS, acquired on January 4, 1997, specializes in the design, installation and maintenance of wireless communication networks. BCS is located in the greater Madison, Wisconsin area and has erected communication towers and provided related training and technical services for the telecommunications industry since 1981. EEG, acquired on May 16, 1997, is a scientific and engineering consulting firm specializing in providing scientific solutions for complex environmental problems. BCS and EEG, when combined with Exponent Health Group, Inc. ("EHG"), formerly named Environmental Health Strategies, Inc., which was acquired effective August 1, 1996, are collectively herein referred to as the "Acquisitions."

     In addition to acquiring companies, the Company made a strategic decision to sell one of its subsidiaries, PLG, Inc. ("PLG"), in the third quarter of fiscal 1997. The Company sold PLG based on management's assessment that the services provided were no longer complementary to the Company's core business practice areas. The Company has recorded the results of operations for PLG as discontinued operations in the consolidated statements of operations for all years presented.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, the percentage of revenue of certain items in the Company's consolidated statements of operations and the percentage increase (decrease) in the dollar amount of such items year to year:

                                                  PERCENTAGE OF REVENUES                      PERIOD TO PERIOD CHANGE
                                   -----------------------------------------------------   -----------------------------
                                    January 2, 1998   January 3, 1997   December 29, 1995   1997 vs. 1996   1996 vs. 1995
                                    ---------------   ---------------   -----------------   -------------   -------------
Revenues                                     100.0%            100.0%              100.0%           37.9%            0.8%
                                             -----             -----               -----         -------         -------
Operating expenses:
     Compensation and related
       expenses                               62.6              63.0                60.5            37.1             5.0
     Other operating expenses                 19.1              23.2                24.7            13.2            (5.3)
     General and administrative
       expenses                                9.4              10.5                 8.3            24.8            27.6
                                             -----             -----               -----         -------         -------
                                              91.1              96.7                93.5            30.0             4.3
                                             -----             -----               -----         -------         -------
     Operating income                          8.9               3.3                 6.5           266.3           (48.5)
                                             -----             -----               -----         -------         -------
Other income (expense), net                    1.2               0.8                 0.2           110.6           284.1
     Income from continuing
       operations and before
       income taxes                           10.1               4.1                 6.7           235.7           (37.9)
Provision for income taxes                     4.1               0.7                 2.7           717.2           (74.5)
                                             -----             -----               -----         -------         -------
     Income from continuing
       operations and before
       discontinued operations
       and extraordinary item                  6.0               3.4                 4.0           139.6           (13.0)
Discontinued operations
     (net of taxes)                           (0.2)             (3.4)               (0.2)          (92.1)        1,891.3

Extraordinary item
     (net of taxes)                                             (0.8)                             (100.0)
                                             -----             -----               -----         -------         -------
Net income (loss)                              5.8%             (0.8)%               3.8%       (1,077.5)%         (121.6)%
                                             =====             =====               =====         =======         =======

FISCAL YEARS ENDED JANUARY 2, 1998, JANUARY 3, 1997 AND DECEMBER 29, 1995

REVENUES

The Company's revenues consist of professional fee services, fees for use of the Company's equipment and facilities as well as third-party expenses directly associated with the services performed that are billed to the client. Third-party expenses are included in revenue net of the related costs.

     Total revenues increased by $20.2 million or 37.9% over fiscal 1996. This increase in revenue is partially a result of the Acquisitions, which contributed $13.3 million, or 65.8% of the total revenue increase. The remaining $6.9 million increase is due to a general increase in the Company's core litigation practice across many of the Company's technical disciplines. This internal growth was achieved through an increase of billable hours which resulted from an increase in consulting staff in fiscal 1997 of approximately 31 employees, in addition to higher average billable utilization rates in fiscal 1997, due to an increase in demand for the Company's services.

     Total revenues in fiscal 1996 remained relatively flat over fiscal 1995 with only a small increase of $449,000 or 0.8%. This small increase is primarily attributable to the acquisition of EHG which contributed four months of revenue approximating $864,000. This increase was partially offset by a slowdown in the Company's automotive consulting practice including a slowdown in the use of the vehicle testing track in the Company's Phoenix facility.

COMPENSATION AND RELATED EXPENSES

Total compensation and related costs increased by $12.5 million or 37.1% over fiscal 1996. Acquisitions accounted for $8.6 million or 68.8% of the total increase. The remaining increase of $3.9 million is generally due to an increase in employee compensation resulting from an 8% increase in the number of employees in fiscal 1997. As a percentage of revenue, total compensation decreased slightly to 62.6% in fiscal 1997 from 63% in fiscal 1996.

     In fiscal 1996, total compensation and related costs increased by $1.6 million or 5% over fiscal 1995. The acquisition of EHG accounted for $406,000 of this increase, while the remaining increase is due to the inclusion of an extra week of compensation in fiscal 1996 due to the fiscal year operating on a 53-week calendar year as opposed to 52 weeks. As a percentage of revenue, compensation and related expenses increased to 63% in fiscal 1996 from 60.5% in fiscal 1995.

OTHER OPERATING EXPENSES

Other operating expenses increased by $1.6 million or 13.2% over fiscal 1996. This increase is primarily attributed to the Acquisitions, which accounted for $2.1 million of other operating expenses in fiscal 1997, while the Company's core business had a decrease in other operating expenses of approximately $500,000. The $500,000 decrease in the Company's core business operating expenses was due to a decrease in depreciation expense and other computer-related expenses which is a direct result of the ongoing cost savings from the conversion to a new, lower cost accounting system which was implemented in October 1996. Other operating expenses as a percentage of revenue decreased to 19.1% in 1997 from 23.2% in fiscal 1996. This decrease was achieved from the cost savings of the Company's new accounting software package while revenues for the Company increased.

     In fiscal 1996, other operating expenses decreased by approximately $688,000 or 5.3% over fiscal 1995. As in fiscal 1997, this decrease is primarily attributable to the related cost savings achieved from the conversion to a lower cost accounting system, including lower depreciation expense and outside consulting. As a percentage of revenue, other operating expenses decreased to 23.2% in fiscal 1996 from 24.7% in fiscal 1995.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $1.4 million or 24.8% over fiscal 1996. Acquisitions accounted for $1.9 million of this increase, while the Company's core business had a decrease in general and administrative expenses of approximately $500,000 primarily due to a decrease in bad debt and marketing expense. As a percentage of revenue, general and administrative expenses decreased to 9.4% in fiscal 1997 from 10.5% in fiscal 1996, which is a result of the Company's continued efforts to maintain overhead expenses even as revenues continue to grow.

     In fiscal 1996, general and administrative expenses increased by $1.2 million or 27.6% over fiscal 1995. This increase is due to the inclusion of four months of general and administrative expenses of approximately $150,000 from the acquisition of EHG in fiscal 1996, in addition to an increase in travel expenses of approximately $250,000 and bad debt expense of approximately $800,000 due to the non-recurring reduction of the bad debt reserve in fiscal 1995 of $1.3 million.

OTHER INCOME AND EXPENSE

Other income and expense consists primarily of interest expense on the Company's mortgage net of interest income earned on corporate investments and rental income derived from the leasing of certain portions of the Company's headquarters building.

     Other income and expense increased by $480,000 or 110.6% over fiscal 1996. This increase is principally due to an increase in rental income resulting from both an increase in the amount of square footage leased to outside entities and an increase in the rent charged per square foot.

     In fiscal 1996, other income and expense increased by $321,000 or 284.1%. This increase was primarily due to an increase of rental income achieved through rent increases as well as an increase in the amount of space rented.

PROVISION FOR INCOME TAXES

The Company's provision for income taxes as a percentage of income from continuing operations is 40.5% for fiscal years 1997 and 1995. In fiscal 1996, the provision for income taxes as a percentage of income from continuing operations is 17%. This lower effective tax rate is primarily due to the tax benefit from tax-exempt interest earned on the Company's investments in fiscal 1996.

DISCONTINUED OPERATIONS

In September 1997, the Company sold its wholly owned subsidiary, PLG, for approximately $2.0 million. Accordingly, the results of operations for PLG have been shown in the consolidated statements of operations as a loss from discontinued operations, net of taxes, for all fiscal years presented. Additionally, during fiscal 1996, the Company determined that the goodwill associated with the purchase of PLG became impaired and, therefore, wrote off the remaining $1.6 million goodwill balance. This goodwill write-off in addition to goodwill amortization during fiscal 1996 and 1995 has been included in the loss from discontinued operations.

EXTRAORDINARY ITEM

In June 1996, the Company committed to refinance its building mortgage. The Company recorded the tax-effected prepayment penalty charge of $443,000, net of taxes, for the refinancing of this note as an extraordinary item in the statement of operations.

LIQUIDITY AND CAPITAL RESOURCES

At January 2, 1998, the Company had $8.4 million in cash and cash equivalents and $6.4 million in short-term investments. The Company has financed its business principally through cash flows from operating activities.

     Net cash provided by operating activities was $3.6 million in fiscal 1997 compared to $4.4 million in fiscal 1996. This decrease in operating cash flow is primarily due to a decrease in accounts payable as well as an increase in accounts receivable due to an increase in revenues. The general credit quality of the Company's clients is high due to the majority of the clients being Fortune 500 companies who pose minimal credit risk. Historically, the timing of collections has been subject to swings; however, the Company's days of revenue outstanding has decreased to 109 days at January 2, 1998 from 135 days at December 30, 1994.

     During fiscal 1997, the Company generated $1.5 million of cash from investing activities primarily through the sale of short-term investments for a net amount of $13.8 million offset partially by cash used for acquisitions of approximately $7.8 million and capital expenditures of $4.2 million. During fiscal 1996, the Company used $6.9 million of cash from investing activities primarily through the reinvestment of excess cash from operating activities of $2.4 million in addition to cash used for capital expenditures of $2.8 million.

     Net cash used in financing activities increased to $1.1 million in fiscal 1997 compared to $468,000 in fiscal 1996. This increase is primarily due to two principal payments made on the Company's mortgage in fiscal 1997 of $1.2 million compared to the repurchase of common stock in fiscal 1996.

     The Company's long-term obligations at January 2, 1998 consisted primarily of the mortgage obligation on the headquarters facility of $17.5 million which will mature in August 2011 and consists of fixed semi-annual principal payments and monthly interest payments based on an adjustable interest rate tied to the London Interbank Offering Rate (LIBOR). This rate is subject to adjustment every February and August. Additionally, the Company renewed its $10 million line of credit agreement in August 1997. This agreement is renewable on an annual basis. There were no amounts borrowed against the line of credit during fiscal 1997, 1996 or 1995.

     Management believes that its existing cash and short-term investment balances, together with its existing line of credit and funds generated from operations, will provide adequate cash to fund the Company's anticipated cash needs through at least the next twelve-month period.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                 FISCAL YEARS ENDED
                                                                   ------------------------------------------------------
                                                                   JANUARY 2, 1998    JANUARY 3, 1997   DECEMBER 29, 1995
                                                                   ---------------    ---------------   -----------------
Revenues                                                                   $73,468           $53,273             $52,824
                                                                           -------           -------             -------
Operating expenses:
     Compensation and related expenses                                      45,991            33,541              31,942
     Other operating expenses                                               14,021            12,381              13,069
     General and administrative expenses                                     6,965             5,579               4,373
                                                                           -------           -------             -------
                                                                            66,977            51,501              49,384
                                                                           -------           -------             -------
     Operating income                                                        6,491             1,772               3,440
                                                                           -------           -------             -------
Other income (expense):
     Interest expense, net                                                  (1,254)           (1,188)             (1,059)
     Miscellaneous income, net                                               2,168             1,622               1,172
                                                                           -------           -------             -------
       Income from continuing operations
         before income taxes                                                 7,405             2,206               3,553
     Provision for income taxes                                              2,999               367               1,439
                                                                           -------           -------             -------
       Income from continuing operations
         and before discontinued operations
         and extraordinary item                                              4,406             1,839               2,114
                                                                           -------           -------             -------
Discontinued operations:
     Loss from operations of PLG, Inc. (net of taxes
       of $(97), $(24) and $8, respectively)                                  (144)           (1,832)                (92)

Extraordinary item (net of taxes of $301)                                                       (443)
     Net income (loss)                                                     $ 4,262           $  (436)            $ 2,022
                                                                           =======           =======             =======
     Income per share from continuing operations
       and discontinued operations and before
       extraordinary item
         Basic                                                             $  0.62           $  0.28             $  0.32
         Diluted                                                           $  0.60           $  0.27             $  0.31
     Loss per share from discontinued operations
         Basic                                                             $ (0.02)          $ (0.27)            $ (0.01)
         Diluted                                                           $ (0.02)          $ (0.27)            $ (0.01)
     Loss per share from extraordinary item
         Basic                                                                               $ (0.07)
         Diluted                                                                             $ (0.07)
     Net income (loss) per share
         Basic                                                             $  0.60           $ (0.07)            $  0.31
         Diluted                                                           $  0.58           $ (0.06)            $  0.30
     Shares used in per share computations
         Basic                                                               7,148             6,663               6,610
         Diluted                                                             7,385             6,801               6,728
                                                                           =======           =======             =======


The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT PER SHARE DATA)                                                      AS OF
                                                                             ---------------------------------
                                                                             JANUARY 2, 1998   JANUARY 3, 1997
                                                                             ---------------   ---------------
ASSETS
Current assets:
     Cash and cash equivalents                                                    $ 8,412           $ 4,465
     Short-term investments                                                         6,370            20,271
     Accounts receivable, net of allowance for doubtful accounts
       of $1,000 and $1,500, respectively                                          27,279            19,710
     Prepaid expenses and other assets                                              3,186             4,111
     Deferred income taxes                                                          1,974               816
                                                                                  -------           -------
       Total current assets                                                        47,221            49,373
                                                                                  -------           -------
Property, equipment and leasehold improvements, net                                30,277            28,789
Goodwill                                                                            8,988             1,873
Other assets                                                                        1,765               543
                                                                                  -------           -------
                                                                                  $88,251           $80,578
                                                                                  =======           =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                                     $ 1,987           $ 4,047
     Current installment of long-term obligations                                   1,248             1,250
     Accrued payroll and employee benefits                                          8,351             5,590
     Income taxes payable                                                           2,207               928
                                                                                  -------           -------
       Total current liabilities                                                   13,793            11,815
                                                                                  -------           -------
Long-term obligations, net of current installments                                 16,654            18,505
Deferred income taxes                                                               1,088               987
                                                                                  -------           -------
       Total liabilities                                                           31,535            31,307
                                                                                  -------           -------
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $.001 par value; 2,000 shares
       authorized; no shares outstanding
     Common stock, $.001 par value; 20,000 shares authorized;
       7,902 shares issued and outstanding                                              8                 8
     Additional paid in capital                                                    33,133            33,013
     Net unrealized gain on investments                                                11                56
     Retained earnings                                                             25,793            21,644
     Treasury shares, at cost: 460 and 1,097 shares held, respectively             (2,229)           (5,450)
                                                                                  -------           -------
       Total stockholders' equity                                                  56,716            49,271
                                                                                  -------           -------
                                                                                  $88,251           $80,578
                                                                                  =======           =======


The accompanying notes are an integral part of the Consolidated
Financial Statements.

Consolidated Statements of Stockholders' Equity

(IN THOUSANDS)

                                  COMMON STOCK       ADDITIONAL     UNREALIZED                             TREASURY
                                -----------------     PAID-IN       GAIN (LOSS)     RETAINED     ------------------------------
                                SHARES     AMOUNT     CAPITAL     ON INVESTMENTS    EARNINGS      SHARES      AMOUNT      TOTAL
                                ------     ------     -------     --------------   ----------    --------     ------      -----
Balance at
     December 30, 1994           7,902     $    8     $32,495            $(428)      $20,198       (1,248)   $(6,160)    $46,113
     Sale of stock
      pursuant to employee
      stock plans                                          11                           (140)          55        394         265
     Issuance of stock
      to directors                                         11                                          20         95         106
     Net unrealized gain
      on investments                                                       354                                               354
     Purchase of treasury
      shares                                                                                          (92)      (451)       (451)
     Other                                                 21                                                                 21
     Net income                                                                        2,022                               2,022
                                ------     ------    --------            -----      --------      -------    -------     -------
Balance at
     December 29, 1995           7,902          8      32,538              (74)       22,080       (1,265)    (6,122)     48,430
     Sale of stock
      pursuant to employee
      stock plans                                          10                                          61        297         307
     Issuance of stock
      to directors                                         92                                                                 92
     Acquisition of EHG
      (Note 11)                                           401                                         284      1,399       1,800
     Net unrealized gain
      on investments                                                       130                                               130
     Purchase of treasury
      shares                                                                                         (177)    (1,024)     (1,024)
     Other                                                (28)                                                               (28)
     Net loss                                                                           (436)                               (436)
                                ------     ------    --------            -----      --------      -------    -------     -------
Balance at
     January 3, 1997             7,902          8      33,013               56        21,644       (1,097)    (5,450)     49,271
     Sale of stock
      pursuant to employee
      stock plans                                         148                            (14)         157        747         881
     Acquisition of EEG
      (Note 11)                                                                          (99)         480      2,474       2,375
     Net unrealized loss
      on investments                                                       (45)                                              (45)
     Other                                                (28)                                                               (28)
     Net income                                                                        4,262                               4,262
                                ------     ------    --------            -----      --------      -------    -------     -------
Balance at
     January 2, 1998             7,902     $    8     $33,133            $  11       $25,793         (460)   $(2,229)    $56,716


The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows


(IN THOUSANDS)                                                                      FISCAL YEARS ENDED
                                                               JANUARY 2, 1998    JANUARY 3, 1997   DECEMBER 29, 1995
                                                               ---------------    ---------------   -----------------
Cash flows from operating activities

Net income (loss)                                                     $  4,262          $   (436)           $  2,022
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization                                       3,581             3,411               3,376
     Extraordinary item, net of retirement of debt
       (net taxes of $301)                                                                   443
     Provision for doubtful accounts                                      (421)            2,102               3,435
     Impairment of long-lived assets                                                       1,572
     Change in deferred income taxes                                    (1,057)           (1,799)                750
     Issuance of stock to directors                                                                               95
     Changes in operating assets and liabilities:
       Accounts receivable                                              (4,396)           (3,022)               (697)
       Prepaid expenses                                                  1,517              (235)             (2,243)
       Accounts payable and accrued liabilities                         (3,485)              768                 337
       Accrued payroll and employee benefits                             2,347               691                 868
       Income tax payable                                                1,278               768              (1,595)
       Net operating activities of discontinued operations                 (23)              157               1,252
                                                                  ---------------    ---------------   -----------------
          Net cash provided by operating activities                      3,603             4,420               7,600
                                                                  ---------------    ---------------   -----------------
Cash flows from investing activities

Purchase of short-term investments                                     (11,395)           (9,785)            (20,233)
Sales of short-term investments                                         25,213             7,362              19,186
Acquisition of PLG, Inc., and contingency payments,
   net of cash acquired                                                                     (501)               (198)
Acquisition of EHG, net of cash acquired                                                    (250)
Acquisition of BCS, net of cash acquired                                  (313)
Acquisition of EEG, net of cash acquired                                (7,495)
Repayment on note receivable--sale of PLG, Inc.                            171
Capital expenditures                                                    (4,218)           (2,848)             (1,335)
Other assets                                                              (323)              (72)                (42)
Net investing activities of discontinued operations                       (154)             (794)                (55)
                                                                  ---------------    ---------------   -----------------
         Net cash provided by (used in) investing activities             1,486            (6,888)             (2,677)
                                                                  ---------------    ---------------   -----------------
Cash flows from financing activities

Proceeds from borrowings and
  issuance of long-term obligations                                                       19,311                   3
Repayments of borrowings and long-term obligations                      (1,996)          (19,126)               (347)
Repurchase of common stock                                                                (1,024)               (451)
Net issuance and retirements of common stock                               854               371                 297
                                                                  ---------------    ---------------   -----------------
         Net cash used in financing activities                          (1,142)             (468)               (498)
                                                                  ---------------    ---------------   -----------------
Net increase (decrease) in cash and cash equivalents                     3,947            (2,936)              4,425
Cash and cash equivalents at beginning of year                           4,465             7,401               2,976
Cash and cash equivalents at end of year                              $  8,412          $  4,465            $  7,401
                                                                  ===============    ===============   =================


The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1  Summary of Significant Accounting Policies

Basis of Presentation

Exponent, Inc., together with its subsidiaries (referred to as the "Company"), is a multidisciplinary organization of scientists, physicians, engineers, and business consultants performing in-depth scientific research and analysis in over 50 technical disciplines. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Failure Analysis Associates, Inc. ("FaAA"), Exponent Health Group, Inc. ("EHG"), Exponent Environmental Group, Inc. ("EEG"), BCS Wireless, Inc. ("BCS") and PLG, Inc. ("PLG") whose results of operations have been accounted for as a discontinued operation for all fiscal years presented. All significant inter-company transactions and balances have been eliminated in consolidation.

     The Company operates on a 52-53 week fiscal calendar year with each year ending on the Friday closest to December 31st. Fiscal periods 1997, 1996 and 1995 will be represented by the fiscal period dates ending January 2, 1998, January 3, 1997 and December 29, 1995, respectively.

Revenue Recognition

The Company recognizes most of its revenue from professional service activities, generally at the time services are performed. The majority of these activities are provided under a time and materials or fixed-price billing arrangement with revenues consisting of professional fees and expenses and fees for the use of the Company's equipment and facilities in connection with the services provided. On fixed-price contracts, revenue is recognized on the basis of the estimated percentage of completion of services rendered. Provision for estimated losses on engagements is made during the period in which the loss becomes probable and can be reasonably estimated.

     The Company reports revenue net of outside direct expenses which consists primarily of subcontractor fees and travel expenses. Outside direct expenses reported against revenue excluding PLG were approximately $10,755,000, $6,245,000 and $5,927,000 in fiscal 1997, 1996 and 1995, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the accompanying 1996 and 1995 consolidated financial statements have been reclassified in order to conform with the presentation of the 1997 consolidated financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments such as money market mutual funds and commercial paper with original maturities of three months or less.

Short-Term Investments

Short-term investments consist of fixed-income taxable corporate and treasury bonds. Management believes that there is no concentration of credit risk in short-term investments which could result in a material loss to the Company. The Company's securities are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses reported as a separate component of stockholders' equity.

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

Impairment of Long-Lived Assets and Assets to Be Disposed Of

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. SFAS No. 121 requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the purchase price over the fair market value of the net assets of various entities acquired by the Company accounted for under the purchase method of accounting. The Company currently amortizes goodwill on a straight-line basis over periods ranging from 7 to 20 years. In January 1997 the Company recorded $485,000 of goodwill and in May 1997, the Company recorded $7.2 million of goodwill arising from the purchase of its two new subsidiaries, BCS and EEG respectively.

     In accordance with SFAS No. 121 the Company periodically evaluates the ongoing profitability of the businesses acquired to determine if there is goodwill impairment. During the fourth quarter of 1996, the Company made the decision to write off the remaining goodwill related to the purchase of its subsidiary, PLG. The total amount charged to income was $1.6 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company's deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis and the financial reporting basis of assets and liabilities. The provision for income taxes of the Company is based upon the differences between financial reporting and tax basis for assets and liabilities measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and debt obligations approximate their fair values which for debt is based upon current rates available to the Company.

Stock-Based Compensation

The Company uses the intrinsic value method to account for all of its employee stock-based compensation plans.

Net Income (Loss) Per Share

Basic per share amounts are computed using the weighted average number of common shares outstanding during the period. Dilutive per share amounts are computed using the weighted-average number of common shares and potential common shares outstanding, using the treasury stock method, even when antidilutive, if their effect would be dilutive on the per share amount for income from continuing operations.

     In December 1997, the Company adopted SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and, for companies with complex capital structures or potentially dilutive securities, such as convertible debt, options, and warrants, diluted EPS. Net income (loss) per share has been restated for all periods presented to conform to the provisions of SFAS No. 128.

The following schedule reconciles both the numerator and denominator of the Company's EPS calculation for basic and dilutive EPS:


                                                                                FISCAL YEARS ENDED
(IN THOUSANDS)                                                JANUARY 2, 1998    JANUARY 3, 1997   DECEMBER 29, 1995
                                                              ---------------    ---------------   -----------------
Denominator
Denominator for basic net income per share--
     weighted average shares outstanding                             7,148            6,663               6,610

Effect of Dilutive Securities
Dilutive options outstanding                                           237              138                 118
Denominator for diluted earnings per share--adjusted
     weighted average shares and assumed conversion                  7,385            6,801               6,728


NOTE 2  Short-Term Investments

Available-for-sale securities consist of the following:


                      AMORTIZED   ACCRUED  UNREALIZED  UNREALIZED   FAIR MARKET
(IN THOUSANDS)             COST  INTEREST       GAINS      LOSSES         VALUE
                      ---------  --------  ----------  ----------   -----------
At January 2, 1998
Corporate               $ 2,991      $ 64         $ 8                   $ 3,063
U.S. Treasury             3,269        35           3                     3,307
                      ---------  --------  ----------  ----------   -----------
                        $ 6,260      $ 99         $11                   $ 6,370
                      =========  ========  ==========  ==========   ===========
At January 3, 1997
Municipal bonds         $19,998      $217         $68      $  (12)      $20,271
                      =========  ========  ==========  ==========   ===========

The cost and estimated fair value of available-for-sale securities at January 2, 1998 by contractual maturity consist of the following:


                                          AMORTIZED      FAIR MARKET
(IN THOUSANDS)                                 COST            VALUE
                                          ----------     -----------
Due in one year or less                     $1,502         $1,533
Due in one to five years                     4,758          4,837
Thereafter
                                          ----------     -----------
                                            $6,260         $6,370
                                          ==========     ===========

The cost of securities sold is based upon the specific identification method. Total proceeds from the sale of short-term investments in fiscal 1997, 1996 and 1995 were $25,213,000, $7,362,000, and $19,186,000, respectively. Total proceeds from sales vs. maturities were as follows:

                                                                                          FISCAL YEARS ENDED
(IN THOUSANDS)                                                          JANUARY 2, 1998    JANUARY 3, 1997   DECEMBER 29, 1995
                                                                        --------------     ---------------   -----------------
Sales                                                                       $24,653             $ 6,732            $14,411
Maturities                                                                      560                 630              4,775
                                                                        --------------     ---------------   -----------------
                                                                            $25,213             $ 7,362            $19,186
                                                                        ==============     ===============   =================

Gross realized gains and losses on sales and maturities of short-term investments are immaterial for all fiscal years presented.

NOTE 3  Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:


(IN THOUSANDS)                           JANUARY 2, 1998     JANUARY 3, 1997
                                         ---------------     ---------------
Property:
     Land                                    $ 5,450            $ 5,450
     Buildings                                26,337             26,138
     Construction in progress                    657                248
Equipment:
     Machinery and equipment                  23,083             19,805
     Office furniture and equipment            4,802              4,956
Leasehold improvements                         2,956              2,633
                                         ---------------     ---------------
                                              63,285             59,230
Less accumulated depreciation
     and amortization                         33,008             30,441
                                         ---------------     ---------------
Property, equipment and leasehold
     improvements, net                       $30,277            $28,789
                                         ===============     ==============

NOTE 4  Long-Term Obligations

Long-term obligations consist of the following:


(IN THOUSANDS)                   JANUARY 2, 1998    JANUARY 3, 1997
                                 ---------------    ---------------
Mortgage note                          $17,453          $18,700
Other                                      449            1,055
                                 ---------------    ---------------
                                        17,902           19,755
Less current installments                1,248            1,250
                                 ---------------    ---------------
Long-term obligations,
     net of current portion            $16,654          $18,505
                                 ===============    ===============

Other long-term obligations consist primarily of deferred compensation.

     Effective August 1, 1996, the Company refinanced its $18.8 million, 30-year fixed-rate note at 10.75%, which consisted of periodic payments maturing in December 1999. As a result of this refinancing during 1996, the Company incurred a prepayment penalty of $744,000 which was recorded as an extraordinary item net of tax of $443,000 in the statement of operations.

     The new mortgage, having an original principal balance of $18.7 million, is secured by the Company's headquarters building and has a 15-year life with equal principal payments of $623,333 due semi-annually on February 1 and August 1. The note bears a floating rate of interest tied to LIBOR and is subject to adjustment every six months. The rate on this note was 7.01% as of January 2, 1998.

     In August of 1997, the Company renewed its $10,000,000 unsecured line of credit agreement. This agreement expires in July of 1998. There were no borrowings against the line of credit in fiscal 1997 or fiscal 1996. The mortgage note and line of credit contain restrictive covenants.

     Principal payments due on long-term obligations are $1,248,000, $1,350,000, $1,354,000, $1,355,000, and $1,319,000 in fiscal 1998 through fiscal 2002 respectively, and $11,276,000 thereafter.

NOTE 5  Income Taxes

The provision for income taxes consists of the following:


(IN THOUSANDS)       JANUARY 2, 1998    JANUARY 3, 1997     DECEMBER 29, 1995
                     ---------------    ---------------     -----------------
Current
     Federal              $ 3,128           $ 1,375              $  542
     State                    831               466                 155
                     ---------------    ---------------     -----------------
                          $ 3,959           $ 1,841              $  697
Deferred
     Federal                 (655)           (1,430)                593
     State                   (402)             (369)                157
                     ---------------    ---------------     -----------------
                           (1,057)           (1,799)                750
                     ---------------    ---------------     -----------------
Total                     $ 2,902           $    42              $1,447
                     ===============    ===============     =================

The provision for income taxes from continuing operations differs from the tax expense calculated at the applicable federal statutory rate of 34% as follows for the years ending:


(IN THOUSANDS)                                                      JANUARY 2, 1998     JANUARY 3, 1997
                                                                    ---------------     ---------------
Tax at federal statutory rate of 34%                                      $2,518              $750
State taxes, net of federal benefit                                          283               140
Amortization of goodwill non-deductible for tax                              100
Tax-exempt interest                                                                           (585)
Other                                                                         98                62
                                                                    ---------------     ---------------
Actual expense from continuing operations                                 $2,999              $367
                                                                    ===============     ================

The provision for income taxes for the year ended December 29, 1995 differs from tax expense calculated at the applicable federal rate of 34%, primarily due to the provision for state taxes net of federal tax benefit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 2, 1998 and January 3, 1997 are presented below.


(IN THOUSANDS)                            JANUARY 2, 1998     JANUARY 3, 1997
                                          ---------------     ---------------
Deferred tax assets:
     State taxes                               $   55           $   147
     Compensated absences                         713               535
     Accrued expenses                             645               989
     Capital loss carryforward                    788
     Other                                          1               156
     Valuation allowance                         (788)
                                          ---------------     ---------------
Total deferred tax asset                        1,414             1,827
                                          ---------------     ---------------
Deferred tax liabilities:
     Work-in-progress                                              (838)
     Plant and equipment                         (528)           (1,160)
                                          ---------------     ---------------
Total deferred tax liabilities                   (528)           (1,998)
                                          ---------------     ---------------
Net deferred tax asset (liability)             $  886           $  (171)
                                          ===============     ===============

Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred assets.

NOTE 6  Stockholders' Equity

Preferred Stock

The Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. There are no shares of preferred stock outstanding.

Employee Stock Purchase Plan

The Company has authorized 400,000 shares of common stock for issuance under the 1992 Employee Stock Purchase Plan (the "Purchase Plan"). Qualified employees may elect to have a certain percentage (not to exceed 15%) of their salary withheld for purchase of stock pursuant to this plan. On July 23, 1997, the Board of Directors amended the Purchase Plan to reduce the discount price at which employees may purchase the Company shares from 90% to 85% of the lower of the fair market value of the common stock at the beginning or ending of a three-month offering period. As of January 2, 1998, 221,376 shares have been sold under the plan. Average purchase prices for shares sold under the plan in fiscal 1997, 1996 and 1995 were $5.35, $5.13 and $4.84, respectively.

Restricted Stock Plan

In March 1991, the Board of Directors approved a Restricted Stock Plan for key employees and directors. Up to an aggregate of 200,000 common shares had been reserved for grant under the plan. This plan was terminated as of October 24, 1996. Prior to termination, 100,000 shares were granted of which 77,500 shares have vested as of January 2, 1998.

Stock Option Plans

The Company has a Stock Option Plan (the "Plan"), which covers up to an aggregate of 2,000,000 shares of common stock. The Plan provides for the grant of incentive stock options, exercisable at a price equal to the fair market value of the shares at the date of grant, or non-qualified options, exercisable at a price not less than 85% of the fair market value of the shares at the date of grant. Options are granted for terms of up to ten years and generally vest ratably over a four-year period from the grant date. In addition, the Company has a stock plan for an officer covering up to 119,000 shares of common stock, all of which have been granted.

Option activity under the Stock Option Plan is as follows:

                                   OPTIONS AVAILABLE          NUMBER    WEIGHTED AVERAGE
                                           FOR GRANT       OF SHARES     EXERCISE PRICE
                                   -----------------       ---------    ---------------
Balance as of December 30, 1994              359,199       1,386,232              $5.89
     Options granted                         (65,000)         65,000               5.13
     Options canceled                         96,173         (96,173)              6.06
     Options exercised                                       (13,125)              4.77
                                   -----------------       ---------    ---------------
Balance as of December 29, 1995              390,372       1,341,934              $5.85
     Options granted                        (173,000)        173,000               5.83
     Options canceled                         54,448         (54,448)              5.72
     Options exercised                                       (28,000)              4.78
                                   -----------------       ---------    ---------------
Balance as of January 3, 1997                271,820       1,432,486              $5.88
     Options granted                        (345,575)        345,575               6.80
     Options canceled                         65,875         (65,875)              6.51
     Options exercised                                      (109,272)              5.51
     Additional shares reserved              450,000
                                   -----------------       ---------    ---------------
Balance as of January 2, 1998                442,120       1,602,914              $6.08

Information regarding options outstanding at January 2, 1998 is summarized below:


                                          OUTSTANDING                               EXERCISABLE
                           --------------------------------                --------------------------
                                                  WEIGHTED-    WEIGHTED-                    WEIGHTED-
RANGE OF                                            AVERAGE      AVERAGE                      AVERAGE
EXERCISE                          NUMBER          REMAINING     EXERCISE         NUMBER      EXERCISE
PRICE                        OUTSTANDING   CONTRACTUAL LIFE        PRICE    EXERCISABLE         PRICE
----------------------     -------------   ----------------    ---------   -------------    ---------
$2.49-$4.50                       30,760               1.57        $2.56          30,510        $2.54
$4.75                            437,000               6.47        $4.75         319,250        $4.75
$4.81-$6.00                      268,825               7.80        $5.48         105,575        $5.19
$6.13-$7.00                      296,000               7.04        $6.57         146,500        $6.87
$7.13                            280,744               3.89        $7.13         280,744        $7.13
$7.25-$10.25                     289,585               7.65        $7.49         118,510        $7.48
                           -------------   ----------------    ---------   -------------    ---------
                               1,602,914                                       1,001,089        $6.03
                           =============   =================   ==========  =============    =========

Pro Forma Fair Value Information

The Company uses the intrinsic value method in accounting for its Employee Stock Purchase Plan, Restricted Stock Plan and Stock Option Plan, collectively called "Options." As the Options are generally granted at exercise prices equal to the fair value of the Company's common stock on the date of the grant, no compensation expense has been recognized in the financial statements. Pro forma information regarding net income and earnings per share is required to be determined as if the Company had accounted for its Options under the fair value method prescribed by SFAS No. 123. The Company uses the Black-Scholes option pricing model to calculate the fair value of its Options. In calculating the fair value of an option at the date of grant, the Black-Scholes option pricing model requires the input of highly subjective assumptions. The Company used the following weighted average assumptions for fiscal 1997, 1996 and 1995:

                                      EMPLOYEE STOCK PURCHASE PLAN                               STOCK OPTION PLAN
                           JANUARY 2, 1998   JANUARY 3, 1997  DECEMBER 29, 1995  JANUARY 2, 1998  JANUARY 3, 1997  DECEMBER 29, 1995
                           ---------------   ---------------  -----------------  ---------------  ---------------  -----------------
Expected life (in years)             0.25              0.25               0.25                 6                6                 6
Risk-free interest rate              5.61%             5.60%              5.74%             6.2%             6.8%              6.8%
Volatility                            0.74              0.79               0.79             0.76             0.72              0.72
Dividend yield                          0%                0%                 0%               0%               0%                0%

Using the above assumptions, the weighted average fair value of Options granted during fiscal 1997, 1996 and 1995 was $4.82, $4.05 and $3.55, respectively.

     Had the Company determined compensation cost based on the estimated fair value at the grant date for its Options under SFAS No. 123, the Company's net income from continuing operations would have been adjusted to the pro forma amounts indicated below:

                                                       FISCAL YEARS ENDED
(IN THOUSAND, EXCEPT PER SHARE DATA)    JANUARY 2, 1998  JANUARY 3, 1997  DECEMBER 29, 1995
                                        ---------------  ---------------  -----------------
Income from continuing operations
     As reported                                 $4,406           $1,839             $2,114
     Pro forma                                   $3,908           $1,636             $2,023
Income per share from continuing
  operations
     As reported
       Basic                                     $ 0.62           $ 0.28             $ 0.32
       Diluted                                   $ 0.60           $ 0.27             $ 0.31
     Pro forma
       Basic                                     $ 0.55           $ 0.25             $ 0.31
       Diluted                                   $ 0.53           $ 0.24             $ 0.30

NOTE 7  Pension Plan

The Company's subsidiaries Failure Analysis Associates, Inc. and Exponent Health Group, Inc. have a defined contribution retirement plan covering all salaried employees of at least 21 years of age. Contributions made by the Company to this plan were $1,965,000, $1,745,000, and $1,623,000 in fiscal 1997, 1996, and 1995, respectively.

NOTE 8  Commitments and Contingencies

The following is a summary of the future minimum payments, net of rental income, required under non-cancelable operating leases, with terms in excess of one year as of January 2, 1998:


YEAR ENDING             LEASE        RENTAL     NET FUTURE
(IN THOUSANDS)    COMMITMENTS        INCOME       PAYMENTS
                  -----------     ---------     ----------
1998                  $ 2,885     $ (1,255)        $ 1,630
1999                    2,475          (83)          2,392
2000                    1,985          (53)          1,932
2001                    1,595           --           1,595
2002                    1,459           --           1,459
Thereafter              8,652           --           8,652
                  -----------     ---------     ----------
                      $19,051      $(1,391)        $17,660
                  ===========     =========     ==========

     Total rent and equipment lease expense in fiscal 1997, 1996 and 1995 was $2,548,000, $2,369,000 and $2,378,000, respectively.

     The Company has reached a tentative settlement on a proposed tax assessment primarily related to the deferral of unbilled work-in-process from taxable income. The net impact of the tentative settlement is insignificant on the financial statements.

     From time to time, the Company may be subject to other claims that arise in the ordinary course of business. In the opinion of management, all such matters involve amounts which would not have a material adverse effect on the Company's consolidated financial position if unfavorably resolved. There are currently no such matters.


NOTE 9  Other Income and Expense

Interest and other income (expense), net, consist of the following:

                                     FISCAL YEARS ENDED
(IN THOUSANDS)      JANUARY 2, 1998   JANUARY 3, 1997   DECEMBER 29, 1995
                    ---------------   ---------------   -----------------

Interest income             $   861           $ 1,265             $ 1,116
Interest expense             (2,115)           (2,453)             (2,175)
Rental income                 1,889             1,473               1,168
Other                           279               149                   4
                    ---------------   ---------------   -----------------
Total                       $   914           $   434             $   113
                    ===============   ===============   =================

NOTE 10  Client and Industry Credit Risk

The Company serves clients in various segments of the economy. During fiscal 1997, the Company provided services, representing approximately 29% of revenues, to clients and to organizations and insurers acting on behalf of clients in the transportation industry.

     Revenues of approximately $5,246,000, $6,886,000 and $10,850,000 in fiscal 1997, 1996 and 1995, respectively, were earned on engagements for one client or for organizations insuring or providing services to such client. As of January 2, 1998 and January 3, 1997, accounts receivable included $1,912,000 and $1,400,000, respectively, related to this client.

     The majority of the Company's clients are Fortune 500 companies who pose minimal credit risk. The Company maintains reserves for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry.


NOTE 11  Acquisitions

     As part of the Company's strategic objective to increase revenues, during fiscal year 1997, the Company acquired two new companies, BCS Wireless, Inc. ("BCS") and Exponent Environmental Group, Inc. ("EEG"), formerly named Performance Technologies, Incorporated. BCS, acquired on January 4, 1997, is a company which specializes in the design, installation and maintenance of wireless communication networks. It is located in the greater Madison, Wisconsin area and has erected communication towers and provided related training and technical services for the telecommunications industry since 1981. The Company acquired all of the stock of BCS for $375,000 in cash. The Company recorded $485,000 in goodwill which is being amortized over seven years using the straight-line method. EEG, acquired on May 16, 1997, is a scientific and engineering consulting firm specializing in providing scientific solutions for complex environmental problems. The Company acquired all of the stock of EEG for approximately $7.5 million in cash and 480,002 shares of stock with an approximate value of $2.4 million. The Company recorded approximately $7.2 million of goodwill which is being amortized over twenty years using the straight-line method.

     On August 1, 1996, the Company acquired Exponent Health Group, Inc. ("EHG"), formerly named Environmental Health Strategies, Inc. EHG provides epidemiological services in the areas of occupational and environmental health, pharmaceutical and medical devices and health-related consumer product safety. The Company acquired all of the stock of EHG for a combination of $250,000 in cash and 283,742 shares of stock for a total purchase price of $2.1 million. The Company recorded approximately $2.0 million of goodwill which is being amortized over seven years using the straight-line method. The acquisition also considers future payments of either cash or stock, based upon the attainment of certain revenue and profitability requirements, as defined per the terms of the acquisition agreement. In February of 1998, the Company made the first contingent payment of $143,000 for EHG's financial performance through fiscal 1997. Additional contingent payments may be made at the end of each fiscal year through fiscal 2001 if the revenue and profitability requirements are attained.

     All acquisitions have been accounted for as purchases and, accordingly, the purchase price was allocated to the net assets acquired based on the estimated fair market value at the date of the acquisition. The results of operations from the date of the acquisitions have been included in the Company's consolidated statements of operations. Pro forma disclosures giving effect to the acquisitions of both BCS and EHG do not differ materially from the Company's historical results. Results from continuing operations for the fiscal year ending January 2, 1998 and January 3, 1997 assuming the Company and EEG were combined at the beginning of the fiscal year would have been as follows:


                                                            FISCAL YEARS ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)               JANUARY 2, 1998   JANUARY 3, 1997
                                                   ---------------   ---------------
Revenues                                                   $78,117            $64,795
Income from continuing operations                          $ 4,437            $ 2,588
Net income                                                 $ 4,293            $   313
Income per share from continuing operations
     Basic                                                 $  0.62            $  0.39
     Diluted                                               $  0.60            $  0.38
Net income per share
     Basic                                                 $  0.60            $  0.05
     Diluted                                               $  0.58            $  0.05


NOTE 12  Discontinued Operations

Effective September 18, 1997 the Company sold all of the outstanding shares of stock of its wholly owned subsidiary, PLG, Inc. ("PLG"), for a total purchase price of approximately $2.0 million which includes a premium of $600,000 over the net book value. The Company made the decision to sell PLG based on management's assessment that the services PLG provided, which included consulting services primarily to the nuclear industry, were no longer complementary to the Company's core business practice areas.

     The Company received an unsecured subordinated promissory note as consideration of the $2.0 million purchase price. The note has an 18-month maturity date and bears interest at 10%. Six quarterly principal payments of approximately $170,000 plus accrued interest will be made starting December 18, 1997 with the final quarterly payment plus the remaining principal and any unpaid accrued interest due on March 18, 1999. The first quarterly payment due on December 18, 1997 was paid in full.

     Certain expenses related to the sale of PLG and a reserve against the note receivable offset the $600,000 gain on disposal; therefore, no gain on the sale was recorded.

     The Company has recorded the results of operations for PLG as a discontinued operation in the consolidated financial statements for all fiscal years presented.


NOTE 13  Supplemental Cash Flow Information

The following is supplemental disclosure of cash flow information:

                                                              FISCAL YEARS ENDED
(IN THOUSANDS)                                        JANUARY 2, 1998   JANUARY 3, 1997
                                                      ---------------   ---------------
Cash paid during the year:
     Interest                                                 $ 1,260           $ 2,156
     Income taxes                                             $ 2,198           $ 1,054
                                                      ---------------   ---------------
Non-cash investing activities:
     Disposition of operations in exchange for a
       promissory note                                         $ 2,053
     Treasury shares issued for acquisition of EEG             $ 2,375

NOTE 14  Comparative Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows:

FISCAL 1997, IN THOUSANDS, EXCEPT PER SHARE DATA        APRIL 4, 1997      JULY 4, 1997      OCTOBER 3, 1997   JANUARY 2, 1998
                                                        -------------      ------------      ---------------   ---------------
Revenues                                                     $ 16,490          $ 17,571              $20,178           $19,229
Operating income                                                1,607             1,872                1,951             1,061
Income from continuing
     operations and before
     income taxes                                               1,954             2,053                2,121             1,277
Income from continuing
     operations and before
     discontinued operations                                    1,163             1,221                1,262               760
Income (loss) from
     discontinued operations                                        8                 3                 (155)
Net income                                                    $ 1,171           $ 1,224              $ 1,107           $   760
Income per share from
     continuing operations
     Basic                                                    $  0.17           $  0.17              $  0.17           $  0.10
     Diluted                                                  $  0.17           $  0.17              $  0.17           $  0.10
Net income per share
     Basic                                                    $  0.17           $  0.17              $  0.15           $  0.10
     Diluted                                                  $  0.17           $  0.17              $  0.15           $  0.10
Shares used in per share computations
     Basic                                                      6,806             7,078                7,305             7,405
     Diluted                                                    6,892             7,181                7,594             7,932


FISCAL 1996, IN THOUSANDS, EXCEPT PER SHARE DATA       MARCH 29, 1996     JUNE 28, 1996   SEPTEMBER 27, 1996   JANUARY 3, 1997
                                                       ---------------    -------------   ------------------   ---------------
Revenues                                                      $13,400           $14,459              $12,995           $12,419
Operating income (loss)                                           750             1,137                  503              (618)
Income (loss) from continuing
     operations and before
     income taxes                                                 750             1,175                  531              (250)
Income (loss) from continuing
     operations and before
     discontinued operations and
     extraordinary item                                           625               978                  443              (207)
Income (loss) from
     discontinued operations                                       21               (32)                 (48)           (1,773)
Extraordinary item                                                                 (443)
Net income (loss)                                             $   646           $   503              $   395           $(1,980)
                                                       ---------------    -------------   ------------------   ---------------
Income (loss) per share from
     continuing operations
       Basic                                                  $  0.09           $  0.15              $  0.07           $ (0.03)
       Diluted                                                $  0.09           $  0.15              $  0.06           $ (0.03)
Net income (loss) per share
       Basic                                                  $  0.10           $  0.08              $  0.06           $ (0.29)
       Diluted                                                $  0.10           $  0.08              $  0.06           $ (0.29)
Shares used in per share computations
       Basic                                                    6,633             6,526                6,684             6,729
       Diluted                                                  6,744             6,669                6,854             6,729


Independent Auditor's Report

The Board of Directors and Stockholders
Exponent, Inc.

We have audited the accompanying consolidated balance sheets of Exponent, Inc. and subsidiaries as of January 2, 1998 and January 3, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 2, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exponent, Inc. and subsidiaries as of January 2, 1998 and January 3, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ending January 2, 1998, in conformity with generally accepted accounting principles.



                                        KPMG Peat Marwick LLP
                                        Mountain View, California
                                        January 26, 1998

Quarterly Stock Data


The Company's common stock is traded on the NASDAQ Stock Market under the symbol "EXPO." The following table sets forth for the fiscal periods indicated the high and low sales prices for the Company's common stock.


STOCK PRICES BY QUARTER                                                 HIGH           LOW
-----------------------                                                ------         -----
Fiscal Year Ended January 3, 1997
     First Quarter                                                     $ 7.00         $5.00
     Second Quarter                                                    $ 7.13         $5.00
     Third Quarter                                                     $ 7.13         $5.88
     Fourth Quarter                                                    $ 6.88         $5.63
Fiscal Year Ended January 2, 1998
     First Quarter                                                     $ 6.38         $4.25
     Second Quarter                                                    $ 6.75         $4.00
     Third Quarter                                                     $ 8.63         $6.13
     Fourth Quarter                                                    $10.75         $8.00
Fiscal Year Ending January 1, 1999
     First Quarter (through February 28, 1998)                         $11.00         $8.50

As of February 28, 1998, there were 335 holders of record of the Company's common stock. The Company has never paid cash dividends. The Company currently intends to retain future earnings for reinvestment in the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Financial Summary

(IN THOUSANDS, EXCEPT PER      FISCAL YEAR ENDED   FISCAL YEAR ENDED    FISCAL YEAR ENDED    FISCAL YEAR ENDED   SEVEN MONTHS ENDED
 SHARE DATA)                     JANUARY 2, 1998     JANUARY 3, 1997    DECEMBER 29, 1995    DECEMBER 30, 1994    DECEMBER 31, 1993
                               -----------------   -----------------   ------------------    -----------------   ------------------
Revenues                                 $73,468             $53,273             $52,824              $51,037             $31,174
Operating expenses:
   Compensation
     and related expenses                 45,991              33,541              31,942               29,800              19,719
   Other operating expenses               14,021              12,381              13,069               13,257               8,322
   General and
      administrative
      expenses                             6,965               5,579               4,373                5,547               5,878
   Provision for
      restructuring
      expenses                                                                                           (333)              1,600
                               -----------------   -----------------   ------------------    -----------------   -----------------
                                          66,977              51,501              49,384               48,271              35,519
                               -----------------   -----------------   ------------------    -----------------   -----------------
Operating income (loss)                    6,491               1,772               3,440                2,766              (4,345)
Other income (expense):
   Interest expense, net                  (1,254)             (1,188)             (1,059)              (1,278)               (736)
   Miscellaneous income, net               2,168               1,622               1,172                  615                  60
                               -----------------   -----------------   ------------------    -----------------   -----------------
   Income (loss) from
      continuing
      operations before
      income taxes                         7,405               2,206               3,553                2,103              (5,021)
   Provision (benefit) for
     income taxes                          2,999                 367               1,439                  906              (1,758)
                               -----------------   -----------------   ------------------    -----------------   -----------------
Income (loss) from
   continuing operations
   and before discontinued
   operations and
   extraordinary item                      4,406               1,839               2,114                1,197              (3,263)
Discontinued operations:
   Loss from operations of
     PLG, Inc.                              (144)             (1,832)                (92)                 (77)                (68)
                               -----------------   -----------------   ------------------    -----------------   -----------------
Extraordinary item                                              (443)
     Net income (loss)                   $ 4,262             $  (436)            $ 2,022              $ 1,120             $(3,331)
                               -----------------   -----------------   ------------------    -----------------   -----------------
   Income (loss) per share
     from continuing operations
       Basic                             $  0.62             $  0.28             $  0.32              $  0.16             $ (0.42)
       Diluted                           $  0.60             $  0.27             $  0.31              $  0.16             $ (0.42)
   Net income (loss) per share
       Basic                             $  0.60             $ (0.07)            $  0.31              $  0.15             $ (0.43)
       Diluted                           $  0.58             $ (0.06)            $  0.30              $  0.15             $ (0.43)
   Shares used in per share
    computations
       Basic                               7,148               6,663               6,610                7,302               7,784
       Diluted                             7,385               6,801               6,728                7,313               7,801
