Form 10-K405, Exhibit 13
period 1999-01-01
EXPONENT INC
filed 1999-04-01
CIK 851520

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENT
The statements in this report that are forward-looking are based on current expectations, and actual results may differ materially. These forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially, including but not limited to, the possibility that the demand for the Company's services may decline as a result of changes in general and industry specific economic conditions and the effects of competitive services and pricing; one or more current or future claims made against the Company may result in substantial liabilities; and such other risks and uncertainties as are described in reports and other documents filed by the Company from time to time with the Securities and Exchange Commission.

OVERVIEW
The Company, together with its subsidiaries, is a multidisciplinary organization of scientists, physicians, engineers and business consultants performing in-depth scientific research and analysis in over 50 technical disciplines. The Company's services include analysis of product development or product recall, regulatory compliance, discovery of potential problems related to products, people or property and impending litigation.

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

In addition to acquiring companies, the Company made a strategic decision to sell one of its subsidiaries PLG, Inc. ("PLG"), in the third quarter of fiscal 1997. The Company made the decision to sell PLG based on management's assessment that the services PLG provided were no longer complementary to the Company's core business practice areas. The Company has recorded the results of operations for PLG as discontinued operations in the consolidated state-ments of operations for all years presented.

RESULTS OF OPERATIONS
The following table sets forth for the periods indicated, the percentage of revenue of certain items in the Company's consolidated statements of operations and the percentage increase (decrease) in the dollar amount of such items year to year:

                                                                Percentage of Revenues       Period to Period Change
                                                                     Fiscal Years               1998        1997
                                                            ----------------------------     -----------------------
                                                             1998        1997       1996       vs 1997     vs 1996
--------------------------------------------------------------------------------------------------------------------
Revenues                                                    100.0%      100.0%     100.0%       16.3%        37.9%
Operating expenses:
   Compensation and related expenses                         64.5        62.6       63.0        19.9         37.1
   Other operating expenses                                  20.2        19.1       23.2        22.9         13.2
   General and administrative expenses                       10.3         9.4       10.5        26.4         24.8
                                                            --------------------------------------------------------
                                                             95.0        91.1       96.7        21.2         30.0
                                                            --------------------------------------------------------
Operating income                                              5.0         8.9        3.3       (34.2)       266.3

Other income, net                                             1.4         1.2        0.8        34.4        110.6

Income from continuing operations and before
    income taxes                                              6.4        10.1        4.1       (25.7)       235.7

Income taxes                                                  1.6         4.1        0.7       (52.6)       717.2

Income from continuing operations and before
    discontinued operations and extraordinary item            4.8         6.0        3.4        (7.4)       139.6
Discontinued operations, net of taxes                           -        (0.2)      (3.4)     (100.0)       (92.1)
                                                            --------------------------------------------------------
Extraordinary item, net of taxes                                -           -       (0.8)                  (100.0)
                                                            --------------------------------------------------------
Net income (loss)                                             4.8%        5.8%      (0.8%)      (4.3%)    (1077.5%)
                                                            --------------------------------------------------------

Fiscal years ended January 1, 1999, January 2, 1998 and January 3, 1997

REVENUES    The Company's revenues consist of professional fee services, fees for use of the Company's equipment and facilities as well as third party expenses directly associated with the services performed that are billed to the client. Third party expenses are included in revenue net of the related costs.

During fiscal 1998, revenues increased by $12.0 million or 16.3%. This increase is primarily due to an increase in revenue associated with the Company's environ-mental and health segment, which had a revenue increase of $6.3 million or 52.5% of the total revenue increase. The revenue increase associated with the environmental and health segment was primarily due to the inclusion of four additional months of revenue in fiscal 1998 compared to fiscal 1997 for the Environmental Group. BCS, the Company's wireless communication joint-venture business, contributed $2.5 million of the total $12.0 million increase while the Company's other scientific and engineering segment increased slightly by $3.2 million over fiscal 1997. The revenue increase associated with the Company's other scientific and engineering segment is primarily attributable to an increase in total billable hours in fiscal 1998 associated with an increase of professional staff of approximately 15 employees over fiscal 1997.

Total fiscal 1997 revenues increased by $20.2 million or 37.9% over fiscal 1996. This increase in revenue is partially a result of the Acquisitions, which contributed $13.3 million, or 65.8% of the total revenue increase. The remaining $6.9 million increase is due to a general increase in the Company's other scientific and engineering segment across many technical disciplines. This internal growth was achieved through an increase of billable hours which resulted from an increase in consulting staff in fiscal 1997 of approximately 31 employees, in addition to higher average billable utilization rates due to an increase in demand of the Company's services.

COMPENSATION AND RELATED EXPENSES    In fiscal 1998, total compensation and
related costs increased by $9.2 million or 19.9% over fiscal 1997. The environmental and health segment accounted for $4.9 million or 53.3% of the total increase, primarily due to the inclusion of four additional months of compensation expense in fiscal 1998 associated with the Environmental Group.

BCS contributed $1.1 million of the total $9.2 million compensation increase, an increase associated with a 40% increase of staff over fiscal 1997. The remaining $3.2 million increase is attributable to the Company's other scientific and engineering segment. This increase in compensation expense resulted from an increase in professional and administrative staff of approximately 15 employees in addition to an increase in the average employee salary. As a percentage of revenue, compensation and related expenses increased to 64.5% in fiscal 1998 from 62.6% in fiscal 1997. This increase is primarily a result of lower average professional staff utilization rates in fiscal 1998 compared to fiscal 1997 which resulted from an increase in professional staff occurring at a faster rate than anticipated business growth.

Total fiscal 1997 compensation and related costs increased by $12.5 million or 37.1% over fiscal 1996. Acquisitions accounted for $8.6 million or 68.8% of the total increase. The remaining increase of $3.9 million is generally due to an increase in employee compensation resulting from an 8% increase in the number of employees in fiscal 1997. As a percentage of revenue, total compensation decreased slightly to 62.6% in fiscal 1997 from 63.0% in fiscal 1996.

OTHER OPERATING EXPENSES    Other operating expenses increased by $3.2 million
or 22.9% over fiscal 1997. The environmental and health segment contributed $1.1 million of the total operating expense increase while BCS accounted for approximately $800,000. The increase in operating expenses associated with the environmental and health segment is again attributable to the addition of four months of operating expense in fiscal 1998 compared to fiscal 1997. The increase in BCS's operating expense is primarily attributable to an increase in cost of goods sold and leased equipment expense directly associated with the overall increase in revenue. Operating expenses for the Company's other scientific and engineering segment increased by $1.3 million or 40.6% of the total operating expense increase. This increase was due to an increase in occupancy costs and depreciation expense associated with the relocation of offices during fiscal 1998. As a percentage of revenue, operating expenses increased to 20.2% in fiscal 1998 from 19.1% in fiscal 1997, an increase directly associated with the relocation and expansion of offices, while revenue growth was not as strong.

In fiscal 1997, other operating expenses increased by $1.6 million or 13.2% over fiscal 1996. This increase is primarily attributed to the Acquisitions, which accounted for $2.1 million of the total operating expense increase in fiscal 1997, while the Company's other scientific and engineering segment had a decrease in other operating expenses of approximately $500,000. The $500,000 decrease in the Company's other scientific and engineering segment operating expenses was due to a decrease in depreciation expense and other computer-related expenses associated with the ongoing cost savings from the conversion to a new, lower cost accounting system which was imple-mented in October 1996. Other operating expenses as a percentage of revenue decreased to 19.1% in fiscal 1997 from 23.2% in fiscal 1996. This decrease was achieved from the cost savings of the Company's new accounting software package while revenues for the Company increased.

GENERAL AND ADMINISTRATIVE EXPENSES    General and administrative expenses
increased by $1.8 million or 26.4%. This increase is primarily attributable to the Company's other scientific and engineering segment, which accounted for $1.6 million of the total $1.8 million increase. Of the $1.6 million increase, approx-imately $850,000 is due to an increase in bad debt expense of which approximately $280,000 resulted from some unusually large client bankruptcies. Approximately $600,000 is due to an increase in travel, marketing and outside consulting expense associated with the Company's increased marketing efforts. As a percentage of revenue, general and administrative expenses increased to 10.3% in fiscal 1998 from 9.4% in fiscal 1997.

In fiscal 1997, general and administrative expenses increased by $1.4 million or 24.8% over fiscal 1996. Acquisitions accounted for $1.9 million of this increase, while the Company's other scientific and engineering segment had a decrease in general and administrative expenses of approximately $500,000 primarily due to a decrease in bad debt and marketing expense. As a percentage of revenue, general and administrative expenses decreased to 9.4% in fiscal 1997 from 10.5% in fiscal 1996, which is a result of the Company's efforts to maintain overhead expenses as revenues continue to grow.

OTHER INCOME AND EXPENSE    Other income and expense consists primarily of
interest expense on the Company's mortgage net of interest income earned on corporate investments and rental income derived from the leasing of certain portions of the Company's headquarters building.

Other income and expense, net, increased by $314,000 or 34.4%. This increase is primarily due to a $725,000 decrease in interest expense associated with the Company's IRS settlement and a decrease in mortgage interest of approximately $100,000. This decrease in interest expense was partially offset by a decrease in interest income of approximately $350,000 due to lower average cash and investment balances during fiscal 1998, in addition to a slight decrease in rental income of approximately $138,000 due to a decrease in space subleased to outside companies.

In fiscal 1997, other income and expense increased by $480,000 or 110.6% over fiscal 1996. This increase is principally due to an increase in rental income resulting from both an increase in the amount of square footage leased to outside entities, in addition to an increase in the rent charged per square foot.

INCOME TAXES    In fiscal 1998, income taxes as a percentage of income is 25.9%.
This lower effective tax rate is primarily due to the Company removing a 100% valuation allowance recorded against the $788,000 deferred tax asset generated from a tax loss resulting from the sale of PLG in September 1997. The decision to remove the valuation allowance was based upon plans management is working on to generate capital gains via a potential sale of one or more of its owned buildings at the Company's headquarters facility. Other options for generating capital gains are also being evaluated. The Company has until fiscal year 2002 to generate sufficient capital gains to utilize the entire $788,000 deferred tax asset.

The Company's income taxes as a percentage of income from continuing operations is 40.5% for fiscal 1997. In fiscal 1996, income taxes as a percentage of income from continuing operations is 17%. This lower effective tax rate is primarily due to the tax benefit from tax-exempt interest earned on the Company's investments in fiscal 1996.

DISCONTINUED OPERATIONS    In September 1997, the Company sold its wholly-owned
subsidiary, PLG, for approximately $2.0 million. Accordingly, the results of operations for PLG have been shown in the consolidated statements of operations as a loss from discontinued operations, net of taxes, for all fiscal years presented. Additionally, during fiscal 1996, the Company determined that the goodwill associated with the purchase of PLG became impaired and, therefore, wrote off the remaining $1.6 million goodwill balance. This goodwill write-off in addition to goodwill amortization during fiscal 1996 and 1995 has been included in the loss from discontinued operations.

EXTRAORDINARY ITEM    In June 1996, the Company committed to refinance its
building mortgage. The Company recorded the tax-effected prepayment penalty charge of $443,000 for the refinancing of this note, as an extraordinary item in the statement of operations.

LIQUIDITY AND CAPITAL RESOURCES At January 1, 1999, the Company had $6.1 million in cash and cash equivalents. The Company has financed its business principally through cash flows from operating activities.

Net cash provided by operating activities was $1.2 million in fiscal 1998 compared to $3.8 million in fiscal 1997. This decrease in operating cash flow in fiscal 1998 is primarily due to an increase in accounts receivable associated with the Company's continued revenue growth, in addition to an increase of days of revenue outstanding at the end of fiscal 1998 compared to fiscal 1997. Additionally, cash provided by operating activities decreased over fiscal 1997 because of a decrease in income taxes payable due to earlier payment of fiscal 1998 taxes, in addition to an increase in the net deferred tax asset. This decrease in cash from changes in operating assets and liabilities was partially offset by an increase in net income after adjusted for non-cash items in fiscal 1998 compared to fiscal 1997. The Company has historically and will continue to experience swings in the timing of its collections. Despite the increase in days of revenue outstanding, the general credit quality of the Company's clients remains high due to the majority of the Company's clients being Fortune 500 companies who pose minimal credit risk.

During fiscal 1998, the Company generated approximately $500,000 of cash from investing activities primarily through the sale of short-term investments for a net amount of $6.3 million offset by cash used for capital expenditures of $5.4 million. During fiscal 1997, the Company generated $1.3 million from investing activities again primarily through the sale of short-term investments for a net amount of $13.8 million offset by cash used for acquisitions of approximately $7.8 million and capital expenditures of $4.2 million.

Net cash used in financing activities increased to $4.0 million in fiscal 1998 compared to $1.1 million in fiscal 1997. This increase is primarily due to stock repurchases in fiscal 1998 of $3.4 million.

The Company's long-term obligations at January 1, 1999 consisted primarily of the mortgage obligation on the headquarters facility of $16.2 million. Additionally, the Company renewed its $10.0 million line of credit agreement in August 1998. There were no amounts borrowed against the line of credit during fiscal 1998, 1997 or 1996. In February 1999, the Company refinanced both its mortgage and line of credit under one borrowing agreement for a total maximum borrowing amount of $35.0 million. See further discussion under Note 16 of Notes to Consolidated Financial Statements.

Management believes that its existing cash, together with its new credit line and funds generated from operations, will provide adequate cash to fund the Company's anticipated cash needs through at least the next twelve-month period.


CONSOLIDATED STATEMENTS OF OPERATIONS
EXPONENT, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------------
                                                                  Fiscal Years
(In thousands, except per share data)               1998          1997          1996
-------------------------------------------------------------------------------------
Revenues                                          $85,477      $ 73,468      $ 53,273
Operating expenses:
  Compensation and related expenses                55,162        45,991        33,541
  Other operating expenses                         17,237        14,021        12,381
  General and administrative expenses               8,804         6,965         5,579
                                                  -----------------------------------
                                                   81,203        66,977        51,501
                                                  -----------------------------------
    Operating income                                4,274         6,491         1,772
                                                  -----------------------------------
Other income (expense):
  Interest expense, net                              (662)       (1,254)       (1,188)
  Miscellaneous income, net                         1,890         2,168         1,622
                                                  -----------------------------------
    Income from continuing operations
      before income taxes                           5,502         7,405         2,206
Income taxes                                        1,422         2,999           367
                                                  -----------------------------------
  Income from continuing operations                 4,080         4,406         1,839
                                                  -----------------------------------
Discontinued operations:
  Loss from operations of PLG, Inc. (net of tax
    benefit of $97 and $24, respectively)               -          (144)       (1,832)
Extraordinary item (net of taxes of $301)               -             -          (443)
                                                  -----------------------------------
Net income (loss)                                 $ 4,080      $  4,262         ($436)
                                                  -----------------------------------
Income per share from continuing operations:
  Basic                                             $0.55         $0.62         $0.28
  Diluted                                           $0.53         $0.60         $0.27

Loss per share from discontinued operations:
  Basic                                                 -        ($0.02)       ($0.28)
  Diluted                                               -        ($0.02)       ($0.27)

Loss per share from extraordinary item:
  Basic                                                 -             -        ($0.07)
  Diluted                                               -             -        ($0.07)

Net income (loss) per share:
  Basic                                             $0.55         $0.60        ($0.07)
  Diluted                                           $0.53         $0.58        ($0.07)

Shares used in per share computations:
  Basic                                             7,392         7,148         6,663
  Diluted                                           7,708         7,385         6,801

The accompanying notes are an integral part of the Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
EXPONENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------------
                                                                  Fiscal Years
(In thousands)                                           1998         1997       1996
--------------------------------------------------------------------------------------
Net income (loss)                                     $ 4,080      $ 4,262      ($436)
Other comprehensive income (losses):
  Foreign currency translation adjustments                 (1)         (28)       (28)
  Unrealized gains (losses) on investments, net of
      reclassification adjustment                         (11)         (45)       130
                                                    ---------------------------------
Comprehensive income (loss)                           $ 4,068      $ 4,189      ($334)
                                                    ---------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED BALANCE SHEETS
EXPONENT, INC. AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)                               1998              1997
-----------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                 $ 6,082          $  8,412
  Short-term investments                                                          -             6,370
  Accounts receivable, net of allowance for doubtful accounts of $1,000      33,889            27,279
  Prepaid expenses and other assets                                           3,949             3,186
  Deferred income taxes                                                       1,177             1,974
                                                                            -------------------------
      Total current assets                                                   45,097            47,221
                                                                            -------------------------
Property, equipment and leasehold improvements, net                          32,147            30,277
Goodwill                                                                      8,584             8,988
Deferred income taxes                                                           524                 -
Other assets                                                                    633             1,765
                                                                            -------------------------
                                                                            $86,985          $ 88,251
                                                                            -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities                                  $ 2,151          $  1,987
  Current installment of long-term obligations                                1,709             1,248
  Accrued payroll and employee benefits                                       8,388             8,351
  Income taxes payable                                                          278             2,207
                                                                            -------------------------
      Total current liabilities                                              12,526            13,793
Long-term obligations, net of current installments                           16,144            16,654
Deferred income taxes                                                             -             1,088
                                                                            -------------------------
      Total liabilities                                                      28,670            31,535
                                                                            -------------------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value; 2,000 shares authorized; no
    shares outstanding                                                            -                 -
  Common stock, $.001 par value; 20,000 shares authorized;
    7,902 shares issued and outstanding                                           8                 8
  Additional paid-in capital                                                 33,257            33,148
  Accumulated other comprehensive losses                                        (16)               (4)
  Retained earnings                                                          29,575            25,793
  Treasury shares, at cost: 702 and 460 shares held, respectively            (4,509)           (2,229)
                                                                            -------------------------
      Total stockholders' equity                                             58,315            56,716
                                                                            -------------------------
                                                                            $86,985          $ 88,251
                                                                            -------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
EXPONENT, INC. AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
                                                          Additional    Accumulated
                                         COMMON STOCK      paid-in     comprehensive    Retained            Treasury
                                        --------------                                             --------------------------
(In thousands)                          Shares  Amount     capital    income (losses)   earnings   Shares    Amount    Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1995            7,902     $  8    $ 32,497        ($33)         $22,080    (1,265)  ($6,122)  $48,430

Sale of stock pursuant to
  employee stock plans                      -        -          10           -                -        61       297       307
Issuance of stock to directors              -        -          92           -                -         -         -        92
Acquisition of EHG (Note 11)                -        -         401           -                -       284     1,399     1,800
Purchase of treasury shares                 -        -           -           -                -      (177)   (1,024)   (1,024)
Net unrealized gain on
  investments                               -        -           -         130                -         -         -       130
Other                                       -        -           -         (28)               -         -         -       (28)
Net loss                                    -        -           -           -             (436)        -         -      (436)
                                        -------------------------------------------------------------------------------------
Balance at January 3, 1997              7,902        8      33,000          69           21,644    (1,097)   (5,450)   49,271
Sale of stock pursuant to
  employee stock plans                      -        -         148           -              (14)      157       747       881
Acquisition of EEG (Note 11)                -        -           -           -              (99)      480     2,474     2,375
Net unrealized loss
  on investments                            -        -           -         (45)               -         -         -       (45)
Other                                       -        -           -         (28)               -         -         -       (28)
Net income                                  -        -           -           -            4,262         -         -     4,262
                                        -------------------------------------------------------------------------------------
Balance at January 2, 1998              7,902        8      33,148          (4)          25,793      (460)   (2,229)   56,716
Sale of stock pursuant to
  employee stock plans                      -        -         112           -             (298)      247     1,124       938
Purchase of treasury shares                 -        -           -           -                -      (489)   (3,404)   (3,404)
Net unrealized loss
  on investments                            -        -           -         (11)               -         -         -       (11)
Other                                       -        -          (3)         (1)               -         -         -        (4)
Net income                                  -        -           -           -            4,080         -         -     4,080
                                        -------------------------------------------------------------------------------------
Balance at January 1, 1999              7,902     $  8    $ 33,257        ($16)         $29,575      (702)  ($4,509)  $58,315
                                        -------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPONENT, INC. AND SUBSIDIARIES
----------------------------------------------------------------------------------------------------------
                                                                                      Fiscal Years
(In thousands)                                                               1998        1997        1996
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                        $ 4,080     $ 4,262      ($436)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization                                          4,477       3,581      3,411
      Extraordinary item                                                         -           -        443
      Provision for doubtful accounts                                          732        (421)     2,102
      Impairment of long-lived assets                                            -           -      1,572
      Change in deferred income taxes                                         (815)     (1,057)    (1,799)
      Changes in operating assets and liabilities:
        Accounts receivable                                                 (7,342)     (4,396)    (3,022)
        Prepaid expenses                                                     1,839       1,688       (235)
        Accounts payable and accrued liabilities                               164      (3,485)       768
        Accrued payroll and employee benefits                                   37       2,347        691
        Income tax payable                                                  (1,929)      1,278        768
        Net operating activities of discontinued operations                      -         (23)       157
                                                                           ------------------------------
            Net cash provided by operating activities                        1,243       3,774      4,420

Cash flows from investing activities:
  Purchase of short-term investments                                        (1,962)    (11,395)    (9,785)
  Sales of short-term investments                                            8,309      25,213      7,362
  Acquisition of PLG, Inc. and contingency payments, net of cash acquired        -           -       (501)
  Acquisition of EHG, Inc. and contingency payments, net of cash acquired     (393)          -       (250)
  Acquisition of BCS, Inc., net of cash acquired                                 -        (313)         -
  Acquisition of EEG, Inc., net of cash acquired                                 -      (7,495)         -
  Capital expenditures                                                      (5,364)     (4,218)    (2,848)
  Other assets                                                                (117)       (323)       (72)
  Net investing activities of discontinued operations                            -        (154)      (794)
                                                                           ------------------------------
            Net cash provided by (used in) investing activities                473       1,315     (6,888)
                                                                           ------------------------------
Cash flows from financing activities:
  Proceeds from borrowing and issuance of long-term obligations                  -           -     19,311
  Repayments of borrowing and long-term obligations                         (1,580)     (1,996)   (19,126)
  Repurchase of common stock                                                (3,404)          -     (1,024)
  Net issuance of common stock                                                 938         854        371
                                                                           ------------------------------
            Net cash used by financing activities                           (4,046)     (1,142)      (468)
                                                                           ------------------------------
Net increase (decrease) in cash and cash equivalents                        (2,330)      3,947     (2,936)
Cash and cash equivalents at beginning of year                               8,412       4,465      7,401
                                                                           ------------------------------
Cash and cash equivalents at end of year                                   $ 6,082     $ 8,412   $  4,465
                                                                           ------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPONENT, INC. AND SUBSIDIARIES

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION    Exponent, Inc. together with its subsidiaries (referred
to as the "Company"), is a multidisciplinary organization of scientists, physicians, engineers and business consultants performing in-depth scientific research and analysis in over 50 technical disciplines. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Exponent Failure Analysis Associates, Inc. ("FaAA"), Exponent Health Group, Inc. ("EHG"), Exponent Environmental Group, Inc. ("EEG"), BCS Wireless, Inc. ("BCS") and PLG, Inc. ("PLG") whose results of operations have been accounted for as a discontinued operation for all fiscal years presented. All significant inter-company transactions and balances have been eliminated in consolidation.

The Company operates on a 52-53 week fiscal calendar year with each year ending on the Friday closest to December 31st. Fiscal periods 1998, 1997 and 1996 will be represented by the fiscal period dates ending January 1, 1999, January 2, 1998 and January 3, 1997, respectively.

REVENUE RECOGNITION    The Company derives most of its revenue from professional
service activities, generally at the time services are performed. The majority of these activities are provided under a time and materials or fixed-price billing arrangement with revenues consisting of professional fees and expenses and fees for the use of the Company's equipment and facilities in connection with the services provided. On fixed-price contracts, revenue is recognized on the basis of the estimated percentage of completion of services rendered.

The Company reports revenue net of outside direct expenses which consists primarily of subcontractor fees and travel expenses. Outside direct expenses reported against revenue excluding PLG were approximately $13,129,315, $10,755,000 and $6,245,000 in fiscal 1998, 1997 and 1996, respectively.

USE OF ESTIMATES    The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

RECLASSIFICATIONS    Certain amounts in the accompanying 1996 consolidated
financial statements have been reclassified in order to conform with the presentation of the 1998 and 1997 consolidated financial statements.

CASH EQUIVALENTS    Cash equivalents consist of highly liquid investments such as money market mutual funds and commercial paper with original maturities of three months or less.

SHORT-TERM INVESTMENTS    Short-term investments consist of fixed-income taxable
corporate and treasury bonds. The Company's securities are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses reported as a separate component of stockholders' equity as accumulated other comprehensive income.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND ASSETS TO BE DISPOSED OF    The Company
evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

GOODWILL    Goodwill represents the excess of the purchase price over the fair market value of the net assets of various entities acquired by the Company accounted for under the purchase method of accounting. The Company currently amortizes goodwill on a straight-line basis over periods ranging from 7 to 20 years. In January 1997 the Company recorded $485,000 of goodwill and in May 1997, the Company recorded $7.2 million of goodwill arising from the purchase of its two new subsidiaries, BCS and EEG respectively. Additionally, during fiscal 1998, the Company recorded additional goodwill of approximately $393,000 associated with the acquisition of EHG which considered future payments to be paid based upon the attainment of certain revenue and profitability requirements. These future payments have been accounted for as goodwill as they have been treated as an adjustment to the original acquisition purchase price.

The Company periodically evaluates the ongoing profitability of the businesses acquired to determine if there is goodwill impairment. In accordance with the Company's policy in evaluating the impairment of a long-lived asset, the Company made the decision to writeoff the remaining goodwill related to the purchase of its subsidiary, PLG, during the fourth quarter of 1996. The total amount charged to income was $1.6 million.

INCOME TAXES    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis and the financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not, that some portion or all of the deferred tax assets will not be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS    Financial instruments consist of cash and
cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and debt obligations approximate their fair values which for debt is based upon current rates available to the Company.

STOCK-BASED COMPENSATION    The Company uses the intrinsic value method to
account for all of its employee stock-based compensation plans.

NET INCOME (LOSS) PER SHARE    Basic per share amounts are computed using the
weighted-average number of common shares outstanding during the period. Dilutive per share amounts are computed using the weighted-average number of common shares and potential common shares outstanding, using the treasury stock method, even when antidilutive, if their effect would be dilutive on the per share amount of income from continuing operations.

The following schedule reconciles both the numerator and denominator of the Company's calculation for basic and dilutive net income (loss) per share:

                                                 Fiscal Years
(In thousands)                               1998    1997    1996
-------------------------------------------------------------------
Basic earnings per share:
  Weighted-average shares
  outstanding                               7,392   7,148   6,663

Effect of dilutive common
  stock options outstanding                   316     237     138
                                            -----   -----   -----
Diluted earnings per share:
  Adjusted for weighted-average
  shares and effect of dilutive
  options outstanding                       7,708   7,385   6,801
                                            -----   -----   -----

Common stock options to purchase 126,761, 609,201 and 584,476 shares were excluded from the diluted per share calculation for the fiscal years ended January 1, 1999, January 2, 1998 and January 3, 1997, respectively, due to their antidilutive effect.

RECENT ACCOUNTING PRONOUNCEMENTS    Effective for the fiscal year ending January
1, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosure about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker.

NOTE 2: SHORT-TERM INVESTMENTS

Available-for-sale securities consisted of the following:

                       Amortized  Accrued   Unrealized  Unrealized  Fair market
(In thousands)           cost     interest    gains       losses       value
-------------------------------------------------------------------------------
At January 2, 1998
Corporate              $2,991       $64         $ 8         $ -        $3,063
U.S. Treasury           3,269        35           3           -         3,307
                       --------------------------------------------------------
                       $6,260       $99         $11         $ -        $6,370
                       --------------------------------------------------------

The cost of securities sold is based upon the specific identification method. Total proceeds from the sale of short-term investments in fiscal 1998, 1997 and 1996 were $8,309,000, $25,213,000 and $7,362,000, respectively. The total proceeds from sales vs. maturities were as follows:

                                       Fiscal Years
(In thousands)                    1998      1997     1996
---------------------------------------------------------
Sales                           $8,309   $24,653   $6,732
Maturities                           -       560      630
                                -------------------------
                                $8,309   $25,213   $7,362
                                -------------------------

Gross realized gains and losses on sales and maturities of short-term investments are immaterial for all fiscal years presented.

NOTE 3: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                               Fiscal Years
(In thousands)                                1998      1997
------------------------------------------------------------
Property:
  Land                                     $ 5,450   $ 5,450
  Buildings                                 27,077    26,337
  Construction in progress                     185       657
Equipment:
  Machinery and equipment                   21,848    23,083
  Office furniture and equipment             5,173     4,802
Leasehold improvements                       4,510     2,956
                                           -----------------
                                            64,243    63,285
Less accumulated depreciation
  and amortization                          32,096    33,008
                                           -----------------
Property, equipment and
  leasehold improvements, net              $32,147   $30,277
                                           -----------------
NOTE 4: LONG-TERM OBLIGATIONS

                                               Fiscal Years
(In thousands)                                1998      1997
------------------------------------------------------------
Mortgage note                              $16,207   $17,453
Other                                        1,646       449
                                           -----------------
                                            17,853    17,902
Less current installments                    1,709     1,248
                                           -----------------
Long-term obligations, net of
  current portion                          $16,144   $16,654
                                           -----------------

Other long-term obligations consist primarily of deferred compensation and a note with a third party financing company for the financing of the Company's corporate insurance.

The Company's existing mortgage, which had an original principal balance of $18.7 million, is secured by the Company's headquarters building and has a 15-year life with equal principal payments of $623,333 due semi-annually on February 1 and August 1. The note bears a floating rate of interest tied to LIBOR and is subject to adjustment every month. The rate on this note was 6.75% as of January 1, 1999.

In August 1998, the Company renewed its $10.0 million unsecured line of credit agreement. This agreement expires in July 1999. There were no borrowings against the line of credit in fiscal 1998 or fiscal 1997. The mortgage note and line of credit contain restrictive covenants.

Principal payments due on long-term obligations are $1,709,000, $1,825,000, $1,537,000, $1,329,000 and $1,287,000 in fiscal 1999 through fiscal 2003, respectively, and $10,166,000 thereafter.

In February 1999, the Company refinanced both its mortgage and line of credit under one borrowing agreement. See further discussion under Note 16 of Notes to Consolidated Financial Statements.

NOTE 5: INCOME TAXES

The provision for income taxes consists of the following:

                              Fiscal Years
(In thousands)        1998        1997        1996
--------------------------------------------------
Current:
  Federal           $1,762    $  3,128    $  1,375
  State                475         831         466
                    ------------------------------
                    $2,237    $  3,959    $  1,841
Deferred:
  Federal            ($788)      ($655)    ($1,430)
  State                (27)       (402)       (369)
                    ------------------------------
                     ($815)    ($1,057)    ($1,799)
                    ------------------------------
  Total             $1,422    $  2,902    $     42
                    ------------------------------

The provision for income taxes from continuing operations differs from the tax expense calculated at the applicable federal statutory rate of 34% as follows for the years ending:

                                                  Fiscal Years
(In thousands)                               1998     1997     1996
-------------------------------------------------------------------
Tax at federal statutory
  rate of 34%                              $1,871    $2,518   $ 750
Change in beginning-of-
  the-year balance of the
  valuation allowance for
  deferred tax assets allocated
  to income tax expense                      (788)        -       -
State taxes, net of federal
  benefit                                     296       283     140
Amortization of goodwill
  non-deductible for tax                      142       100       -
Tax-exempt interest                             -         -    (585)
Other                                         (99)       98      62
                                           ------------------------
Tax expense from
  continuing operations                    $1,422    $2,999   $ 367
                                           ------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 1999 and January 2, 1998 are presented below:

                                          Fiscal Years
(In thousands)                           1998      1997
-------------------------------------------------------
Deferred tax assets:
  State taxes                          $   -     $   55
  Compensated absences                    684       713
  Accrued expenses                        511       645
  Capital loss carryforward               830       788
  Other                                     -         1
  Valuation allowance                       -      (788)
                                       ----------------
Total deferred tax assets               2,025     1,414
                                       ----------------
Deferred tax liabilities:
  State taxes                             (18)        -
  Deductible goodwill                     (72)        -
  Plant and equipment                    (234)     (528)
                                       ----------------
Total deferred tax liabilities           (324)     (528)
                                       ----------------
Net deferred tax assets                $1,701    $  886
                                       ----------------

The net change in the total valuation allowance for the fiscal year 1998 was a decrease of $788,000. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred assets.

The Company has a capital loss carryforward of $2,071,000 for federal and state tax purposes that will expire in fiscal years 2000 through 2002.

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

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)    Accumulated other comprehensive
income (loss) consists of:

                                                Fiscal Years
(In thousands)                                  1998    1997
------------------------------------------------------------
Unrealized gain (loss) on investments              -    $ 11
Cumulative foreign translation adjustment        (16)    (15)
                                                ------------
                                                $(16)    $(4)
                                                ------------

EMPLOYEE STOCK PURCHASE PLAN    The Company has authorized 400,000 shares of
common stock for issuance under the 1992 Employee Stock Purchase Plan (the "Purchase Plan"). Qualified employees may elect to have a certain percentage (not to exceed 15%) of their salary withheld for purchase of stock pursuant to this plan. On July 23, 1997, the Board of Directors amended the Purchase Plan to reduce the discount price at which employees may purchase the Company shares from 90% to 85% of the lower of the fair market value of the common stock at the beginning or ending of a three month offering period. As of January 1, 1999, 348,792 shares have been sold under the plan. Weighted-average purchase prices for shares sold under the plan in fiscal 1998, 1997 and 1996 were $5.96, $5.35 and $5.13, respectively.

RESTRICTED STOCK PLAN    In March 1991, the Board of Directors approved a
restricted stock plan for key employees and directors. Up to an aggregate of 200,000 common shares had been reserved for grant under the plan. This plan was terminated as of October 24, 1996. Prior to termination, 100,000 shares were granted of which 97,500 shares have vested as of January 1, 1999.

STOCK OPTION PLANS    The Company has an incentive stock option plan, which
covers up to an aggregate of 2,000,000 shares of common stock. In October 1998, the Board approved a new non-statutory stock option plan, which covers up to an aggregate of 300,000 shares of common stock. Both plans provide for the grant of either incentive stock options, exercisable at a price equal to the fair market value of the shares at the date of grant, or non-qualified options, exercisable at a price not less than 85% of the fair market value of the shares at the date of grant. Options are granted for terms of up to ten years and generally vest ratably over a four-year period from the grant date. In addition, the company has a stock option plan for one officer covering up to 119,000 shares of common stock, all of which have been granted and 29,760 have been exercised as of January 1, 1999. All three stock option plans are collectively referred to as the "Plan."

Option activity under the stock option plan is as follows:

                                                           Weighted-
                                   Options                  average
                                  available      Number     exercise
                                  for grant    of shares     price
--------------------------------------------------------------------
Balance as of
December 29,1995                   390,372     1,341,934     $  5.85
  Options granted                 (173,000)      173,000        5.83
  Options cancelled                 54,448       (54,448)       5.72
  Options exercised                      -       (28,000)       4.78
                                  ----------------------------------
Balance as of
January 3, 1997                    271,820     1,432,486     $  5.88
  Options granted                 (345,575)      345,575        6.80
  Options cancelled                 65,875       (65,875)       6.51
  Options exercised                      -      (109,272)       5.51
  Additional shares
    reserved                       450,000             -           -
                                  ----------------------------------
Balance as of
January 2, 1998                    442,120     1,602,914     $  6.08
  Options granted                 (469,500)      469,500        6.76
  Options cancelled                 56,500       (56,500)       6.15
  Options exercised                      -      (120,107)       4.86
  Additional shares
    reserved under
    new stock plan                 300,000             -           -
                                  ----------------------------------
Balance as of
January 1, 1999                    329,120     1,895,807     $  6.32


Information regarding options outstanding at January 1, 1999 is summarized below:

                              Outstanding                 Exercisable
                   ---------------------------------  --------------------
                               Weighted-
                                average    Weighted-             Weighted-
                               remaining    average              average
Range of              Number  contractual   exercise    Number   exercise
exercise price      of shares    life        price    of shares    price
--------------------------------------------------------------------------
$4.50                  1,000     5.58     $ 4.50          1,000    $4.50
$4.75                368,000     5.48     $ 4.75        368,000    $4.75
$4.81-$5.75          464,325     8.62     $ 5.57        105,575    $5.08
$5.88-$7.00          396,500     6.78     $ 6.37        210,375    $6.58
$7.13-$7.25          362,897     3.09     $ 7.16        362,897    $7.16
$7.50-$10.50         303,085     8.61     $ 8.33         56,029    $7.91
                   ---------     ----     ------      ---------    -----
                   1,895,807                          1,103,876    $6.08

PRO FORMA FAIR VALUE INFORMATION    The Company uses the intrinsic value method
in accounting for its Employee Purchase Plan and Stock Option Plan, collectively called "Options." As the Options are generally granted at exercise prices equal to the fair value of the Company's common stock on the date of the grant, no compensation expense has been recognized in the financial statements. SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its Options under the fair value method. Under the fair value method, compensation expense is calculated for options granted using a defined valuation technique. The Company uses the Black-Scholes option pricing model to calculate the fair value of its Options. In calculating the fair value of an option at the date of grant, the Black-Scholes option pricing model requires the input of highly subjective assumptions. The Company used the following weighted-average assumptions for 1998, 1997 and 1996:

                         Employee Stock Purchase Plan     Stock Option Plan
                         1998       1997       1996       1998    1997    1996
------------------------------------------------------------------------------
Expected life
  (in years)               1        0.25       0.25          6       6       6
Risk-free
  interest rate         4.85%       5.61%      5.60%       4.3%    6.2%    6.8%
Volatility              4.67        0.74       0.79       0.87    0.76    0.72
Dividend yield             0%          0%         0%         0%      0%      0%

Using the above assumptions, the weighted-average fair value of options granted during 1998, 1997 and 1996 was $5.06, $4.82 and $4.05, respectively.

Had the Company determined compensation cost based on the estimated fair value at the grant date for its Options under SFAS No. 123, the Company's net income from continuing operations would have been adjusted to the pro forma amounts indicated below:

                                                       FISCAL YEARS
(In thousands, except per share data)             1998     1997     1996
------------------------------------------------------------------------
Income from continuing
  operations:
    As reported                                 $4,080   $4,406   $1,839
    Pro forma                                   $2,516   $3,908   $1,636
Income per share from
  continuing operations:
    As reported:
      Basic                                     $ 0.55   $ 0.62   $ 0.28
      Diluted                                   $ 0.53   $ 0.60   $ 0.27
    Pro forma:
      Basic                                     $ 0.34   $ 0.55   $ 0.25
      Diluted                                   $ 0.33   $ 0.53   $ 0.24

NOTE 7: PENSION PLAN

The Company's subsidiaries Exponent Failure Analysis Associates, Inc. and Exponent Health Group, Inc. have a defined contribution retirement plan covering all salaried employees of at least 21 years of age. Contributions made to this plan were $1,922,000, $1,965,000 and $1,745,000 in fiscal 1998, 1997 and 1996 respectively.

Effective January 1, 1999, the Company terminated its existing defined contribution retirement plan and modified its existing 401K plan whereby the Company will contribute to each eligible employee's 401K account, 7% of the employee's base salary plus overtime, regardless of the amount contributed by the employee. The employee does not need to make a contribution to the plan to be eligible for the Company's 7% contribution. To be eligible under the plan, an employee must be at least 21 years of age and be either a full-time or part-time salaried employee. The 7% Company contribution will vest 20% a year for employees hired after January 1, 1999 and immediately for employees hired as of December 31, 1998. The Company's subsidiaries, Exponent Failure Analysis Associates, Inc., Exponent Health Group, Inc. and Exponent Environmental Group, Inc. are covered under the newly modified 401K plan.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The following is a summary of the future minimum payments, net of rental income, required under non-cancelable operating leases, with terms in excess of one year as of January 1, 1999:

(In thousands)           Lease       Rental    Net future
Year ending           commitments    income     payments
---------------------------------------------------------
1999                   $  2,770     $(1,296)     $  1,474
2000                      2,267      (1,285)          982
2001                      1,813         (74)        1,739
2002                      1,571         (29)        1,542
2003                      1,306         (24)        1,282
Thereafter                7,410                     7,410
                       ----------------------------------
                       $ 17,137     $(2,708)     $ 14,429
                       ----------------------------------

Total rent and equipment lease expense in 1998, 1997 and 1996 was $3,115,000, $2,548,000 and $2,369,000, respectively.

From time to time, the Company may be subject to other claims that arise in the ordinary course of business. In the opinion of management, all such matters involve amounts which would not have a material adverse effect on the Company's consolidated financial position if unfavorably resolved. There are currently no such matters.

NOTE 9: OTHER INCOME AND EXPENSE

Interest and other income (expense), net, consisted of the following:

                               Fiscal Years
(In thousands)           1998       1997       1996
---------------------------------------------------
Interest income       $   509    $   861    $ 1,265
Interest expense       (1,171)    (2,115)    (2,453)
Rental income           1,752      1,889      1,473
Other                     138        279        149
                      -------    -------    -------
     Total            $ 1,228    $   914    $   434
                      -------    -------    -------
NOTE 10: CLIENT AND INDUSTRY CREDIT RISK

The Company serves clients in various segments of the economy. During 1998, 1997 and 1996, the Company provided services, representing approximately 27%, 29% and 38%, respectively, of revenues to clients and to organizations and insurers acting on behalf of clients in the transportation industry.

Revenues of approximately $10,076,000, $5,246,000 and $6,886,000 in fiscal 1998,
1997 and 1996, respectively, were earned on engagements for one client or for organizations insuring or providing services to such client. As of January 1, 1999 and January 2, 1998, accounts receivable included $3,640,000 and $1,912,000, respectively, related to this client.

The majority of the Company's clients are Fortune 500 companies who pose minimal credit risk. The Company maintains reserves for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry.

NOTE 11: ACQUISITIONS

As part of the Company's strategic objective to grow revenues, during fiscal year 1997, the Company acquired two new companies, BCS Wireless, Inc. ("BCS") and Exponent Environmental Group, Inc. ("EEG"), formerly named Performance Technologies, Incorporated. BCS, acquired on January 4, 1997, is a company that specializes in the design, installation and maintenance of wireless communication networks. They are located in the greater Madison, Wisconsin area and have erected communication towers and provided related training and technical services for the telecommunications industry since 1981. The Company acquired all of the stock of BCS for $375,000 in cash. The Company recorded $485,000 in goodwill, which is being amortized over seven years using the straight-line method. EEG, acquired on May 16, 1997, is a scientific and engineering consulting firm specializing in scientific solutions for complex environmental problems. The Company acquired all of the stock of EEG for approximately $7.5 million in cash and 480,002 shares of stock with an approximate value of $2.4 million. The Company recorded approximately $7.2 million of goodwill, which is being amortized over twenty years using the straight-line method.

On August 1, 1996, the Company acquired Exponent Health Group, Inc. ("EHG"), formerly named Environmental Health Strategies, Inc. EHG provides epidemiological services in the areas of occupational and environmental health, pharmaceutical and medical devices and health-related consumer product safety. The Company acquired all of the stock of EHG for a combination of $250,000 in cash and 283,742 shares of stock for a total purchase price of $2.1 million. The Company recorded approximately $2.0 million of goodwill, which is being amortized over seven years using the straight-line method. Under the original acquisition agreement, future contingent payments of either cash or stock were considered, based upon the attainment of certain revenue and profitability requirements as defined per the terms of the agreement. Contingent payments were to be made at the end of each fiscal year through fiscal 2001 if the revenue and profitability requirements were attained. In February 1998, the Company made the first contingent payment of $143,000 for EHG's financial performance through fiscal 1997. In September 1998, the original acquisition agreement was amended whereby the Company's obligation for any future contingent payments was terminated in exchange for a final payment of $250,000. Both payments were recorded against goodwill as a purchase price adjustment.

All acquisitions have been accounted for as purchases and, accordingly, the purchase price was allocated to the net assets acquired based on the estimated fair market value at the date of the acquisition. The results of operations from the date of the acquisitions have been included in the Company's consolidated financial statements. Pro forma disclosures giving effect to the acquisitions of both BCS and EHG do not differ materially from the Company's historical results. Results from continuing operations for the fiscal years ending January 2, 1998 and January 3, 1997 assuming the Company and EEG were combined at the beginning of the fiscal year would have been as follows:

                                                   Fiscal Years
(In thousands, except per share data)             1997      1996
-----------------------------------------------------------------
Revenues                                        $78,117   $64,795
Income from continuing operations               $ 4,437   $ 2,588
Net income                                      $ 4,293   $   313
Income per share from continuing
  operations:
    Basic                                       $  0.62   $  0.39
    Diluted                                     $  0.60   $  0.38
Net income per share:
    Basic                                       $  0.60   $  0.05
    Diluted                                     $  0.58   $  0.05

NOTE 12: DISCONTINUED OPERATIONS

Effective September 18, 1997 the Company sold all of the outstanding shares of stock of its wholly-owned subsidiary, PLG, for a total purchase price of approx-imately $2.0 million which includes a premium of $600,000 over the net book value. The Company made the decision to sell PLG based on management's assessment that the services PLG provided, which included consulting services primarily to the nuclear industry, were no longer complementary to the Company's core business practice areas.

The Company received an unsecured subordinated promissory note as consideration of the $2.0 million purchase price. The note has an 18-month maturity date and bears interest at 10%. Six quarterly principal payments of approximately $170,000 plus accrued interest started December 18, 1997 with the final quarterly payment plus the remaining principal and any unpaid accrued interest due on March 18, 1999. To date, all principal quarterly payments that have come due have been paid.

Certain expenses related to the sale of PLG and a reserve against the note receivable offset the $600,000 gain on disposal, therefore, no gain on the sale was recorded.

The Company has recorded the results of operations for PLG as a discontinued operation in the consolidated financial statements for all fiscal years presented.

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

The following is supplemental disclosure of cash flow information:

                                                       Fiscal Years
(In thousands)                                        1998     1997
--------------------------------------------------------------------
Cash paid during the year:
  Interest                                           $1,087   $1,260
  Income taxes                                       $5,367   $2,198

Non-cash investing and financing activities:
  Disposition of operations in
    exchange for a promissory note                        -   $2,053
  Issuance of debt for financing of
    insurance policy                                 $1,369        -
  Treasury shares issued for
    acquisition of EEG                                    -   $2,375

NOTE 14: SEGMENT REPORTING

The Company is a multidisciplinary organization of scientists, physicians, engineers and business consultants performing in-depth scientific research and analysis in a number of technical disciplines. The Company has two operating segments based on two primary areas of service. One operating segment provides services in the area of environmental and health risk analysis. This operating segment provides a wide range of consulting services relating to environmental hazards and risks and the impact on both human health and the environment. The Company's other operating segment is a broader service providing scientific and engineering consulting in different practices and primarily in the area of impending litigation.

Segment information for the three fiscal years ended January 1, 1999, January 2, 1998 and January 3, 1997 follows:

REVENUES
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
Environmental and health                  $17,985       $11,651      $   864
Other scientific and
  engineering                              62,428        59,284       52,409
Other                                       5,064         2,533            -
                                          ----------------------------------
    Total revenue                         $85,477       $73,468      $53,273
                                          ----------------------------------

OPERATING INCOME (LOSS)
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
Environmental and health                  $ 1,429       $ 1,527      $   232
Other scientific and
  engineering                              12,018        13,740       10,892
Other                                         245          (593)           -
                                          ----------------------------------
Total segment operating
  income                                   13,692        14,674       11,124
                                          ----------------------------------
Corporate operating loss                   (9,418)       (8,183)      (9,352)
                                          ----------------------------------
    Total operating income                $ 4,274       $ 6,491      $ 1,772
                                          ----------------------------------

ASSETS
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
Environmental and health                  $ 6,261       $ 5,774      $   248
Other scientific and
  engineering                              36,977        30,791       29,002
Other                                       2,984         1,456            -
                                          ----------------------------------
Total segment assets                       46,222        38,021       29,250
                                          ----------------------------------
Corporate assets                           40,763        50,230       51,328
                                          ----------------------------------
    Total assets                          $86,985       $88,251      $80,578
                                          ----------------------------------

CAPITAL EXPENDITURES
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
Environmental and health                  $   431       $   298      $     7
Other scientific and
  engineering                               4,007         3,156        2,124
Other                                         197           565            -
                                          ----------------------------------
Total segment capital
  expenditures                              4,635         4,019        2,131
                                          ----------------------------------
Corporate capital expenditures                729           199          717
                                          ----------------------------------
    Total capital expenditures            $ 5,364       $ 4,218      $ 2,848
                                          ----------------------------------

DEPRECIATION AND AMORTIZATION
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
Environmental and health                  $   327       $   182      $     7
Other scientific and
  engineering                               2,453         2,015        2,223
Other                                         119            82            -
                                          ----------------------------------
Total segment depreciation
  and amortization                          2,899         2,279        2,230
                                          ----------------------------------
Corporate depreciation and
  amortization                              1,578         1,302        1,181
                                          ----------------------------------
    Total depreciation and
      amortization                        $ 4,477       $ 3,581      $ 3,411
                                          ----------------------------------

Information regarding Exponent's operations in different geographical areas:

REVENUES*
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
United States                             $83,280       $71,560      $50,305
Foreign countries                           2,197         1,908        2,968
                                          ----------------------------------
    Total                                 $85,477       $73,468      $53,273
                                          ----------------------------------

* GEOGRAPHIC REVENUES ARE ALLOCATED BASED ON THE LOCATION OF THE CUSTOMER

PROPERTY, PLANT AND EQUIPMENT, NET
----------------------------------------------------------------------------
                                                      Fiscal Years
(In thousands)                              1998          1997        1996
----------------------------------------------------------------------------
United States                             $32,062       $30,184      $28,702
Foreign countries                              85            93           87
                                          ----------------------------------
     Total                                $32,147       $30,277      $28,789
                                          ----------------------------------

NOTE 15: COMPARATIVE QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data is as follows:

FISCAL 1998
-------------------------------------------------------------------------------------------------------------------
                                                                      April 3,   July 3,     October 2,  January 1,
(In thousands, except per share data)                                   1998      1998          1998        1999
-------------------------------------------------------------------------------------------------------------------
Revenues                                                              $22,376    $20,625     $20,942      $21,534
Operating income                                                        2,377        864         772          261
Income from continuing operations and before income taxes               2,632      1,291       1,018          562

Income from continuing operations and before discontinued operations    1,560      1,575         609          336
Net income                                                            $ 1,560    $ 1,575     $   609      $   336
                                                                      --------------------------------------------
Income per share from continuing operations:
     Basic                                                              $0.21      $0.21       $0.08     $  0.05
     Diluted                                                            $0.20      $0.20       $0.08     $  0.05
Net income per share:
     Basic                                                              $0.21      $0.21       $0.08     $  0.05
     Diluted                                                            $0.20      $0.20       $0.08     $  0.05
Shares used in per share computations:
     Basic                                                              7,476      7,532       7,324       7,236
     Diluted                                                            7,987      8,025       7,480       7,301

FISCAL 1997
-------------------------------------------------------------------------------------------------------------------
                                                                      April 4,   July 4,     October 3,  January 2,
(In thousands, except per share data)                                   1997      1997          1997        1998
-------------------------------------------------------------------------------------------------------------------
Revenues                                                              $16,490    $17,571     $20,178     $19,229
Operating income                                                        1,607      1,872       1,951       1,061
Income (loss) from continuing operations and before income taxes        1,954      2,053       2,121       1,277
Income from continuing operations and before discontinued operations    1,163      1,221       1,262         760
Income (loss) from discontinued operations                                  8          3        (155)          -
Net income                                                            $ 1,171    $ 1,224     $ 1,107     $   760
                                                                      ------------------------------------------
Income per share from continuing operations:
     Basic                                                              $0.17      $0.17       $0.17     $  0.10
     Diluted                                                            $0.17      $0.17       $0.17     $  0.10
Net income per share:
     Basic                                                              $0.17      $0.17       $0.15     $  0.10
     Diluted                                                            $0.17      $0.17       $0.15     $  0.10
Shares used in per share computations:
     Basic                                                              6,806      7,078       7,305       7,405
     Diluted                                                            6,892      7,181       7,594       7,932

NOTE 16: SUBSEQUENT EVENT (UNAUDITED)

Effective February 1, 1999, the Company refinanced its 15-year life mortgage note on the Company's headquarters building. The old note, which had an outstanding principal balance of $16.2 million at the time of the refinancing, had a floating rate of interest that was tied to LIBOR and was subject to adjustment every month. Principal payments of $623,333 were due semi-annually on February 1 and August 1 with the final principal payment and all accrued interest due and payable on August 1, 2011.

The new note consists of a line of credit with a borrowing amount up to $5.0 million and a revolving reducing note up to $30.0 million for a total maximum borrowing amount of $35.0 million. The $5.0 million line of credit is subject to two interest rate options of either the prime rate in effect from time to time, or a fixed rate determined by the bank to be 2.75% above LIBOR, with a floating rate option of one month, two months, three months, six months, nine months or twelve months. The line of credit has a one-year term maturing February 1, 2000. The $30.0 million revolving reducing note is also subject to two interest rate options of either prime less 1.5% or the fixed LIBOR plus 1.25% with a floating rate option of one month, two months, three months, six months, nine months or twelve months. This note has a ten-year term maturing February 1, 2009. Interest will be paid on a monthly basis. Principal amounts subject to the prime interest rate may be repaid at any time without penalty. Principal amounts subject to the fixed LIBOR rate may also be repaid at any time but are subject to a prepayment penalty if paid before the fixed-rate term or additional interest if paid after the fixed-rate term. Additionally, the revolving reducing note is subject to annual principal payments based on a 15-year amortization of the initial commitment amount using an interest rate of 3-month LIBOR plus 1.25% in effect on the date of the note.

INDEPENDENT AUDITOR'S REPORT
Exponent, Inc. and Subsidiaries

The Board of Directors and Stockholders
Exponent, Inc.

We have audited the accompanying consolidated balance sheets of Exponent, Inc. and subsidiaries as of January 1, 1999 and January 2, 1998 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended January 1, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exponent, Inc. and subsidiaries as of January 1, 1999 and January 2, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ending January 1, 1999, in conformity with generally accepted accounting principles.

                                                                  KPMG LLP

Mountain View, California
January 26, 1999

QUARTERLY STOCK DATA

The Company's common stock is traded on the NASDAQ Stock Market under the symbol "EXPO." The following table sets forth for the fiscal periods indicated the high and low closing prices for the Company's common stock.

Stock prices by quarter                    High     Low
--------------------------------------------------------
Fiscal year ended January 2, 1998
  First quarter                           $ 6.38   $4.25
  Second quarter                          $ 6.75   $4.00
  Third quarter                           $ 8.63   $6.13
  Fourth quarter                          $10.75   $8.00
Fiscal year ended January 1, 1999
  First quarter                           $11.00   $8.50
  Second quarter                          $11.88   $8.00
  Third quarter                           $ 8.63   $4.19
  Fourth quarter                          $ 6.63   $4.25
Fiscal year ended December 31, 1999
  First quarter (through
  February 26, 1999)                      $ 6.50   $5.75

As of February 26, 1999, there were 383 holders of record of the Company's common stock. The Company has never paid cash dividends. The Company currently intends to retain future earnings for reinvestment in the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

FINANCIAL SUMMARY
EXPONENT, INC. AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                1998       1997       1996       1995       1994
------------------------------------------------------------------------------------------------------
Revenues                                           $85,477    $73,468    $53,273    $52,824    $51,037
Operating expenses:
  Compensation and related expenses                 55,162     45,991     33,541     31,942     29,800
  Other operating expenses                          17,237     14,021     12,381     13,069     13,257
  General and administrative expenses                8,804      6,965      5,579      4,373      5,547
  Provision for restructuring expenses                   -          -          -          -       (333)
                                                   ---------------------------------------------------
                                                    81,203     66,977     51,501     49,384     48,271
                                                   ---------------------------------------------------
    Operating income                                 4,274      6,491      1,772      3,440      2,766

Other income (expense):
  Interest expense, net                               (662)    (1,254)    (1,188)    (1,059)    (1,278)
  Miscellaneous income, net                          1,890      2,168      1,622      1,172        615
                                                   ---------------------------------------------------
    Income from continuing operations before
      income taxes                                   5,502      7,405      2,206      3,553      2,103
Income taxes                                         1,422      2,999        367      1,439        906
                                                   ---------------------------------------------------
  Income from continuing operations                  4,080      4,406      1,839      2,114      1,197

Discontinued operations:
  Loss from operations of PLG, Inc.                      -       (144)    (1,832)       (92)       (77)
Extraordinary item                                       -          -       (443)         -          -
                                                   ---------------------------------------------------
Net income (loss)                                  $ 4,080    $ 4,262      ($436)   $ 2,022    $ 1,120

Income per share from continuing operations:
  Basic                                            $  0.55    $  0.62    $  0.28    $  0.32    $  0.16
  Diluted                                          $  0.53    $  0.60    $  0.27    $  0.31    $  0.16
Net income (loss) per share:
  Basic                                            $  0.55    $  0.60     ($0.07)   $  0.31    $  0.15
  Diluted                                          $  0.53    $  0.58     ($0.07)   $  0.30    $  0.15
Shares used in per share computations:
  Basic                                              7,392      7,148      6,663      6,610      7,302
  Diluted                                            7,708      7,385      6,801      6,728      7,313
