Form 10-K405, Exhibit 13
period 1999-12-31
EXPONENT INC
filed 2000-03-30
CIK 851520

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

During fiscal 1997, the Company continued implementing its strategy of growth and diversification through the acquisition of Exponent Environmental Group, Inc. ("EEG"), formerly named Performance Technologies, Incorporated. EEG, acquired on May 16, 1997, is a scientific and engineering consulting firm specializing in providing scientific solutions for complex environmental problems. EEG, together with Exponent Health Group, Inc. ("EHG"), formerly named Environmental Health Strategies, Inc., are collectively herein referred to as the Company's environmental and health segment.

Also in 1997, the Company acquired BCS Wireless, Inc. ("BCS") a firm that specializes in the design, installation and maintenance of wireless communication networks. During 1999, a decision was made to divest BCS because the Company's management believes the subsidiary is no longer a strategic fit for the Company.

Results of Operations
The following table sets forth for the periods indicated, the percentage of revenue of certain items in the Company's consolidated statements of operations and the percentage increase (decrease) in the dollar amount of such items year to year:

                                                  PERCENTAGE OF REVENUES                    PERIOD TO PERIOD CHANGE
                                                                                           --------------------------
                                                         FISCAL YEARS                       1999               1998
                                            --------------------------------------
                                             1999            1998            1997          vs 1998            vs 1997
---------------------------------------------------------------------------------------------------------------------
Revenues                                     100.0%          100.0%          100.0%         16.0%              13.4%

Operating expenses:
  Compensation and related expenses           63.9            65.0            62.2          14.1               18.4
  Other operating expenses                    17.5            19.6            18.8           3.4               18.0
  General and administrative expenses         10.1            10.4             9.0          11.8               31.5
                                            -----------------------------------------------------------------------
                                              91.5            95.0            90.0          11.7               19.6
                                            -----------------------------------------------------------------------
Operating income                               8.5             5.0            10.0          98.1              (43.1)

Other income, net                              1.4             1.5             1.4           5.3               19.0

Income from continuing operations
  before income taxes                          9.9             6.5            11.4          76.8              (35.3)

Income taxes                                   4.1             1.6             4.6         192.3              (59.9)
                                            -----------------------------------------------------------------------
Income from continuing operations              5.8             4.9             6.8          38.0              (18.6)
Discontinued operations, net of taxes         (0.2)            0.2            (0.8)       (239.4)            (128.8)
                                            -----------------------------------------------------------------------
Net income                                     5.6%            5.1%            6.0%         27.2%              (4.3%)
                                            -----------------------------------------------------------------------

Fiscal years ended December 31, 1999, January 1, 1999 and January 2, 1998

REVENUES The Company's revenues consist of professional fee services, fees for use of the Company's equipment and facilities as well as third party expenses directly associated with the services performed that are billed to the client. Third party expenses are included in revenues net of the related costs.

Revenues increased by $12.9 million or 16.0% during fiscal 1999. The increase is a result of growth in both segments of the Company's business during the year, in particular in the other scientific and engineering segment, which contributed $10.0 million or 78.0% of the total revenue increase. This growth is due to the effect of higher billable hours, which is the result of an increase in the number of professional staff as well as higher utilization of existing professional staff and an increase in bill rates. In addition, several significant fixed price projects contributed to the revenue growth for 1999.

Fiscal year 1998 revenues increased by $9.5 million or 13.4% over fiscal 1997. This increase is primarily due to an increase in revenue associated with the Company's environmental and health segment, which had an increase in revenue of $6.3 million or 66.8% of the total revenue increase. The revenue increase associated with the environmental and health segment was largely due to the inclusion of four additional months of revenue in fiscal 1998 compared to fiscal 1997 for the Environmental Group. The revenue increase associated with the Company's other scientific and engineering segment is primarily attributable to an increase in total billable hours in fiscal 1998 associated with an increase of professional staff.

COMPENSATION AND RELATED EXPENSES During fiscal 1999, total compensation and related costs increased by $7.4 million or 14.1% over fiscal 1998. The increase is due to additions in headcount combined with annual salary increases for all employees and a stock based compensation charge. In addition, in 1999 the Company standardized its benefits plans for all Company segments, which resulted in higher benefit costs. As a percentage of revenues, compensation and related expense was 63.9% in 1999 compared to 65.0% in 1998. This decrease is a result of higher utilization of professional staff in fiscal 1999.

In fiscal 1998, total compensation and related costs increased by $8.1 million or 18.4% over fiscal 1997. The environmental and health segment accounted for

$5.1 million or 62.3% of the total increase, primarily due to the inclusion of four additional months of compensation expense in fiscal 1998 associated with the Environmental Group. The remaining $3.0 million increase is attributable to the Company's other scientific and engineering segment. This increase in compensation expense resulted from an increase in professional and administrative staff in addition to an increase in the average employee salary. As a percentage of revenue, compensation and related expenses increased to 65.0% in fiscal 1998 from 62.2 % in fiscal 1997. This increase is primarily a result of lower utilization of professional staff in fiscal 1998 compared to fiscal 1997, which resulted from an increase in professional staff occurring at a faster rate than business growth.

OTHER OPERATING EXPENSES Other operating expenses increased by $532,000 or 3.4% during fiscal 1999 largely due to increased occupancy expenses. The growth in occupancy expenses is primarily the result of rent increases in existing regional facilities along with costs associated with the expansion of one regional office as well as the addition of two other regional offices in California during the second half of fiscal year 1999. In addition, depreciation expense grew by $91,000, largely due to the completion of the new Indoor Test Facility at the Company's Phoenix Test and Engineering Center during the second half of the fiscal year. This increase was partially offset by a reduction in depreciation expense due to the sale of one of the Company's properties in Menlo Park. Other operating expenses were 17.5% of total revenues for fiscal 1999 compared to 19.6% for fiscal 1998.

Other operating expenses for fiscal 1998 increased by $2.4 million or 18.0% over fiscal 1997. The environmental and health segment contributed $1.1 million or 44.6% of the total operating expense increase. The increase in operating expenses associated with the environmental and health segment is again attributable to the addition of four months of operating expense for the Environmental Group in fiscal 1998 compared to fiscal 1997. Operating expenses for the Company's other scientific and engineering segment increased by $1.3 million or 55.4% of the total operating expense increase. This increase was due to an increase in occupancy costs and depreciation expense associated with the relocation of offices during fiscal 1998. As a percentage of revenue, other operating expenses increased to 19.6% in fiscal 1998 from 18.8% in fiscal 1997, an increase directly associated with the relocation and expansion of offices while revenue growth was not as strong.

GENERAL AND ADMINISTRATIVE EXPENSES In fiscal 1999, general and administrative expenses increased by $987,000 or 11.8% over fiscal 1998. $306,000 of the increase is due to increased travel costs associated with marketing efforts and the Company's focus on creating national practice areas. In addition, personnel costs associated with the hiring and relocation of additional professional staff increased by $192,000 and bad debt expense increased by $144,000. As a percentage of revenue, general and administrative expenses decreased slightly to 10.1% in fiscal 1999 as compared to 10.4% for fiscal 1998.

General and administrative expenses increased in fiscal 1998 by $2.0 million or 31.5% over fiscal 1997. This increase is primarily attributable to the Company's other scientific and engineering segment, which accounted for $1.6 million of the total $2.0 million increase. Of the $1.6 million increase, approximately $850,000 is due to an increase in bad debt expense of which approximately $280,000 resulted from some unusually large client bankruptcies. Approximately $600,000 is due to an increase in travel, marketing and outside consulting expense associated with the Company's increased marketing efforts. As a percentage of revenue, general and administrative expenses increased to 10.4% in fiscal 1998 from 9.0% in fiscal 1997.

OTHER INCOME AND EXPENSE Other income and expense consists primarily of interest expense on the Company's mortgage, net of interest income earned on available cash and short-term investments and rental income derived from the leasing of certain portions of the Company's headquarters building.

Other income and expense, net, increased by $64,000 or 5.3% during fiscal 1999. The increase is primarily due to a $213,000 gain on the sale of one of the Company's properties and decreased interest expense on the Company's mortgage. These gains were partially offset by a decrease in rental income derived from the sale of the aforementioned property and a decrease in interest income due to the Company's lower cash and investment balances as a result of the Company's change in cash management policy.

Other income and expense, net, increased by $193,000 or 19.0% in fiscal 1998. This increase is primarily due to a decrease in interest expense associated with the Company's IRS settlement. This decrease in interest expense was partially offset by a decrease in interest income of approximately $350,000 due to lower average cash and investment balances during fiscal 1998, in addition to a slight decrease in rental income of approximately $138,000 due to a decrease in space subleased to outside companies.

INCOME TAXES In fiscal 1999, the Company's provision for income taxes as a percentage of income from continuing operations is 41.5%. In fiscal 1998, the provision for income taxes as a percentage of income is 25.9%. This lower effective tax rate is primarily due to the Company removing a 100% valuation allowance recorded against the $800,000 deferred tax asset generated from a tax loss resulting from the sale of PLG, Inc. in September 1997. The decision to remove the valuation allowance was based upon plans to generate capital gains via a potential sale of its owned building at the Company's headquarters facility. Other options for generating capital gains are also being evaluated. The Company has until September 2002 to generate sufficient capital gains to utilize the entire $800,000 deferred tax asset. The Company's provision for income taxes as a percentage of income from continuing operations is 40.5% for fiscal year 1997.

DISCONTINUED OPERATIONS Effective April 2, 1999 the Company committed to a formal plan to divest its wholly owned subsidiary, BCS Wireless, Inc. ("BCS"). Accordingly, the results of operations for BCS for all fiscal years presented have been recorded as a discontinued operation, net of taxes.

In September 1997, the Company sold its wholly owned subsidiary, PLG, for approximately $2.0 million. Accordingly, the results of operations for PLG have been shown in the consolidated statements of operations as a loss from discontinued operations, net of taxes.

LIQUIDITY AND CAPITAL RESOURCES Effective February 1, 1999, the Company changed its cash management policy to use all excess operating cash to pay down the mortgage on the Company's headquarters building. As a result of this policy change, the Company had no cash or cash equivalents at December 31, 1999. The balance on the Company's mortgage, however, was reduced to $3.6 million at December 31, 1999 compared to the $16.2 million balance at January 1, 1999. The Company has financed its business principally through cash flows from operating activities.

Net cash provided by operating activities was $10.6 million in fiscal 1999, compared to $1.2 million in fiscal 1998. The increase in cash provided by operating activities was primarily attributable to timing differences associated with the payment of the Company's corporate income taxes in addition to an increase in accrued benefits associated with the Company's increase in staff. The cash provided by these items was offset by an increase in net accounts receivable. The increase in accounts receivable is due to the Company's strong revenue growth in 1999. Net cash provided by operating activities was $1.2 million in fiscal 1998 compared to $3.7 million in fiscal 1997. This decrease in operating cash flow in fiscal 1998 is primarily due to an increase in accounts receivable associated with the Company's continued revenue growth in addition to an increase of days of revenue outstanding at the end of fiscal 1998 compared to fiscal 1997. Additionally, cash provided by operating activities decreased over fiscal 1997 due to a decrease in income taxes payable due to earlier payment of fiscal 1998 taxes in addition to an increase in the net deferred tax asset. This decrease in cash from changes in operating assets and liabilities was partially offset by an increase in net income after adjusting for non-cash items in fiscal 1998 compared to fiscal 1997.

Net cash used in investing activities was $581,000 for fiscal 1999, compared to net cash of $473,000 provided by investing activities for fiscal 1998. This decrease was primarily a result of the reduction in short-term investment proceeds for the Company due to the change in cash management policy mentioned above. This was offset by the funds provided by the sale of one of the Company's properties in Menlo Park. During fiscal 1998, the Company generated $473,000 of cash from investing activities primarily through the sale of short-term investments for a net amount of $6.3 million offset by cash used for capital expenditures of $5.2 million. During fiscal 1997, the Company generated $1.3 million from investing activities again primarily through the sale of short-term investments for a net amount of $13.8 million offset by cash used for acquisitions of approximately $7.8 million and capital expenditures of $3.7 million.

Net cash used in financing activities was $16.1 million for fiscal 1999 compared to $4.0 million for fiscal 1998. This increase in cash used in financing activities was primarily due to the net payment of $12.6 million on the Company's $30.0 million revolving mortgage note. In addition, the Company repurchased $4.4 million of the Company's common stock in fiscal 1999 compared to $3.4 million in shares purchased during fiscal 1998. Net cash used in financing activities increased to $4.0 million in fiscal 1998 compared to $1.1 million in fiscal 1997. This increase is primarily due to stock repurchases in fiscal 1998 of $3.4 million.

In January 1999, the Company refinanced both its mortgage and line of credit under one borrowing agreement for a total maximum borrowing amount of $35.0 million. The Company's long-term obligations at December 31, 1999 consisted primarily of the revolving reducing note on the headquarters facility of $3.6 million. The Company did not use the $5.0 million line of credit during 1999. Because the Company feels the line of credit will not be needed in the future, it does not intend to renew the $5.0 million line of credit portion of its financing agreement. See further discussion under Note 4 of Notes to Consolidated Financial Statements.


Previously, the Company had a $10.0 million line of credit agreement, which had been renewed in August 1998. There were no amounts borrowed against this line of credit during fiscal 1998 or 1997.

Management believes that its existing revolving note, together with funds generated from operations, will provide adequate cash to fund the Company's anticipated cash needs through at least the next twelve-month period.

OTHER MATTERS To date the Company has not experienced any material Year 2000 problems with its purchased software and has not been impacted by any Year 2000 problems that may have impacted our clients or suppliers. The amount the Company has spent related to Year 2000 issues has not been material. The Company continues to monitor its systems for potential Year 2000 issues.

CONSOLIDATED STATEMENTS OF OPERATIONS
EXPONENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                                  FISCAL YEARS
(In thousands, except per share data)                               1999                1998               1997
----------------------------------------------------------------------------------------------------------------
Revenues                                                          $93,271             $80,412            $70,935
                                                                  ----------------------------------------------
Operating expenses:
  Compensation and related expenses                                59,632              52,246             44,130
  Other operating expenses                                         16,279              15,747             13,343
  General and administrative expenses                               9,377               8,390              6,378
                                                                  ----------------------------------------------
                                                                   85,288              76,383             63,851
                                                                  ----------------------------------------------
    Operating income                                                7,983               4,029              7,084

Other income (expense):
  Interest expense, net                                              (679)               (661)            (1,168)
  Miscellaneous income, net                                         1,948               1,866              2,180

    Income from continuing operations before income taxes           9,252               5,234              8,096
Income taxes                                                        3,841               1,314              3,279
                                                                  ----------------------------------------------
    Income from continuing operations                               5,411               3,920              4,817

Discontinued operations:
  Loss from operations of PLG, Inc. (net of tax benefit of $97)         -                   -               (144)
  Income (loss) from operations of BCS Wireless, Inc. (net of tax
    expense (benefit) of ($158), $108 and ($280) respectively)       (223)                160               (411)
                                                                  ----------------------------------------------

    Net income                                                    $ 5,188             $ 4,080            $ 4,262
                                                                  ==============================================
Income per share from continuing operations:
  Basic                                                           $  0.80             $  0.53            $  0.67
  Diluted                                                         $  0.78             $  0.51            $  0.65

Income (loss) per share from discontinued operations:
  Basic                                                           ($ 0.03)            $  0.02            ($ 0.08)
  Diluted                                                         ($ 0.03)            $  0.02            ($ 0.08)

Net income per share:
  Basic                                                           $  0.77             $  0.55            $  0.60
  Diluted                                                         $  0.75             $  0.53            $  0.58

Shares used in per share computations:
  Basic                                                             6,750               7,392              7,148
  Diluted                                                           6,894               7,709              7,385

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
EXPONENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                                    FISCAL YEARS
(In thousands)                                                     1999                1998               1997
---------------------------------------------------------------------------------------------------------------
Net income                                                        $5,188              $4,080             $4,262
                                                                  ---------------------------------------------
Other comprehensive income (losses):
  Foreign currency translation adjustments                           (50)                 (1)               (28)
  Unrealized losses on investments, net of reclassification
     adjustment                                                        -                 (11)               (45)
                                                                  ---------------------------------------------
Comprehensive income                                              $5,138              $4,068             $4,189
                                                                  =============================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
EXPONENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

(In thousands, except per share data)                                                       1999                1998
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                               $     -             $ 6,082
  Accounts receivable, net of allowance for doubtful accounts
     of $1,527 and $1,000 respectively                                                     38,494              33,889
  Prepaid expenses and other assets                                                         2,345               3,949
  Deferred income taxes                                                                     1,389               1,177
                                                                                          ---------------------------
          Total current assets                                                             42,228              45,097
                                                                                          ---------------------------
Property, equipment and leasehold improvements, net                                        29,468              32,147
Goodwill                                                                                    7,851               8,584
Deferred income taxes                                                                         365                 524
Other assets                                                                                  540                 633
                                                                                          ---------------------------
                                                                                          $80,452             $86,985
                                                                                          ===========================

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable and accrued liabilities                                                $ 4,040             $ 2,151
  Current installment of long-term obligations                                                415               1,709
  Accrued payroll and employee benefits                                                    11,101               8,388
  Income taxes payable                                                                          -                 278
                                                                                          ---------------------------
          Total current liabilities                                                        15,556              12,526
                                                                                          ---------------------------
Long-term obligations, net of current installments                                          4,139              15,629
Other obligations                                                                             609                 515
                                                                                          ---------------------------
          Total liabilities                                                                20,304              28,670
                                                                                          ---------------------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value; 2,000 shares authorized; no shares outstanding              -                   -
  Common stock, $.001 par value; 20,000 shares authorized; 7,902 shares issued
     and outstanding                                                                            8                   8
  Additional paid in capital                                                               33,406              33,257
  Accumulated other comprehensive losses                                                      (66)                (16)
  Retained earnings                                                                        34,470              29,575
  Treasury shares, at cost: 1,223 and 702 shares held, respectively                        (7,670)             (4,509)
                                                                                          ---------------------------
          Total stockholders' equity                                                       60,148              58,315
                                                                                          ---------------------------
                                                                                          $80,452             $86,985
                                                                                          ===========================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
EXPONENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


                                                                       Accumulated
                                          COMMON STOCK    Additional     other                         TREASURY
                                          ------------     paid-in     comprehensive     Retained  ------------------
(In thousands)                           Shares  Amount    capital     income (losses)   earnings   Shares      Amount     Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1997                 7,902      $8     $33,000        $ 69          $21,644    (1,097)  ($5,450)   $49,271

Sale of stock pursuant to
  employee stock plans                         -       -         148           -              (14)      157       747        881
Acquisition of EEG (Note 11)                                                                  (99)      480     2,474      2,375
Net unrealized loss on
  investments                                  -       -           -         (45)               -         -         -        (45)
Foreign currency translation
  adjustments                                  -       -           -         (28)               -         -         -        (28)
Net income                                     -       -           -           -            4,262         -         -      4,262
                                         ---------------------------------------------------------------------------------------
Balance at January 2, 1998                 7,902       8      33,148          (4)          25,793      (460)   (2,229)    56,716

Sale of stock pursuant to
  employee stock plans                         -       -         112           -             (298)      247     1,124        938
Purchase of treasury shares                    -       -           -           -                -      (489)   (3,404)    (3,404)
Net unrealized loss
  on investments                               -       -           -         (11)               -         -         -        (11)
Foreign currency translation
  adjustments                                  -       -           -          (1)               -         -         -         (1)
Other                                          -       -          (3)          -                -         -         -         (3)
Net income                                     -       -           -           -            4,080         -         -      4,080
                                         ---------------------------------------------------------------------------------------
Balance at January 1, 1999                 7,902       8      33,257         (16)          29,575      (702)   (4,509)    58,315

Sale of stock pursuant to
  employee stock plans                         -       -         109           -             (293)      200     1,213      1,029
Purchase of treasury shares                    -       -           -           -                -      (721)   (4,374)    (4,374)
Foreign currency translation
  adjustments                                  -       -           -         (50)               -         -         -        (50)
Other                                          -       -          40           -                -         -         -         40
Net income                                     -       -           -           -            5,188         -         -      5,188
                                         ---------------------------------------------------------------------------------------
Balance at December 31, 1999               7,902      $8     $33,406        ($66)         $34,470    (1,223)  ($7,670)   $60,148
                                         =======================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPONENT, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------------------------
                                                                                          FISCAL YEARS
(In thousands)                                                             1999               1998            1997
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                               $  5,188        $  4,080        $  4,262
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                           4,416           4,288           3,430
      Gain on sale of building                                                 (213)              -               -
      Provision for doubtful accounts                                         2,573             684            (447)
      Change in deferred income taxes                                           (53)           (815)         (1,057)
      Changes in operating assets and liabilities:
        Accounts receivable                                                  (7,517)         (5,765)         (3,856)
        Prepaid expenses                                                      1,414             909            (188)
        Accounts payable and accrued liabilities                              1,874            (203)         (3,261)
        Accrued payroll and employee benefits                                 2,824              10           2,259
        Income taxes payable                                                   (278)         (1,929)          1,278
        Other obligations                                                       (86)            (57)            (43)
        Net operating activities of discontinued operations                     486             (16)          1,354
                                                                           ----------------------------------------
            Net cash provided by operating activities                        10,628           1,186           3,731
                                                                           ----------------------------------------
Cash flows from investing activities:
  Purchase of short-term investments                                              -          (1,962)        (11,395)
  Sales of short-term investments                                                 -           8,309          25,213
  Proceeds from sale of building                                              4,411               -               -
  Acquisition of EHG, Inc., net of cash acquired                                  -            (393)              -
  Acquisition of BCS, Inc., net of cash acquired                                  -               -            (313)
  Acquisition of EEG, Inc., net of cash acquired                                  -               -          (7,495)
  Capital expenditures                                                       (4,971)         (5,168)         (3,653)
  Other assets                                                                   38            (117)           (323)
  Net investing activities of discontinued operations                           (59)           (196)           (719)
                                                                           ----------------------------------------
            Net cash provided by (used in) investing activities                (581)            473           1,315
                                                                           ----------------------------------------
Cash flows from financing activities:
  Proceeds from borrowings and issuance of long-term
   obligations                                                               20,266               -               -
  Repayments of borrowings and long-term obligations                        (33,050)         (1,523)         (1,753)
  Repurchase of common stock                                                 (4,374)         (3,404)              -
  Net issuance of common stock                                                1,029             938             854
  Net financing activities of discontinued operations                             -               -            (200)
                                                                           ----------------------------------------
            Net cash used in financing activities                           (16,129)         (3,989)         (1,099)
                                                                           ----------------------------------------
Net increase (decrease) in cash and cash equivalents                         (6,082)         (2,330)          3,947
Cash and cash equivalents at beginning of year                                6,082           8,412           4,465
                                                                           ----------------------------------------
Cash and cash equivalents at end of year                                   $      -        $  6,082        $  8,412
                                                                           ========================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPONENT, INC. AND SUBSIDIARIES

Note 1: Summary of Significant Accounting Policies
BASIS OF PRESENTATION Exponent, Inc. together with its subsidiaries (referred to as the "Company") is a multi-disciplinary organization of scientists, physicians, engineers and business consultants performing in-depth scientific research and analysis in over 50 technical disciplines. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Exponent Failure Analysis Associates, Inc. ("FaAA"), Exponent Health Group, Inc. ("EHG"), Exponent Environmental Group, Inc. ("EEG"), BCS Wireless, Inc. ("BCS") and PLG, Inc. ("PLG"). The results of BCS Wireless, Inc. and PLG, Inc. have been accounted for as discontinued operations for all fiscal years presented. All significant inter-company transactions and balances have been eliminated in consolidation.

The Company operates on a 52-53 week fiscal calendar year with each year ending on the Friday closest to December 31st. Fiscal periods 1999, 1998 and 1997 will be represented by the fiscal period dates ending December 31, 1999, January 1, 1999 and January 2, 1998, respectively.

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

The Company reports revenue net of outside direct expenses, which consists primarily of subcontractor fees and travel expenses. Outside direct expenses reported against revenue excluding BCS and PLG, were approximately $18,727,000, $12,247,000 and $9,805,000 in fiscal 1999, 1998 and 1997, respectively.

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

RECLASSIFICATIONS Certain amounts in the accompanying 1998 and 1997 consolidated financial statements have been reclassified in order to conform with the presentation of the 1999 consolidated financial statements.

CASH EQUIVALENTS Cash Equivalents consist of highly liquid investments such as money market mutual funds and commercial paper with original maturities of three months or less.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Buildings are depreciated over their estimated useful lives ranging from 30 to 40 years. Equipment is depreciated over its estimated useful life, which generally ranges from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives, generally seven years, or over the term of the related lease.

IMPAIRMENT OF LONG-LIVED ASSETS AND ASSETS TO BE DISPOSED OF The Company evaluates long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

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

In May 1997 the Company recorded $7.2 million of goodwill arising from the purchase of EEG. Additionally, during fiscal 1998, the Company recorded additional goodwill of approximately $393,000 associated with the acquisition of EHG, which considered future payments to be paid, based upon the attainment of certain revenue and profitability requirements. These future payments have been accounted for as goodwill as they have been treated as an adjustment to the original acquisition purchase price.

In January 1997 the Company recorded $485,000 of goodwill related to the purchase of BCS. As of December 31, 1999, there was $329,000 of un-amortized goodwill related to BCS.

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis and the financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and debt obligations approximate their fair values, which for debt is based upon current rates available to the Company.

STOCK-BASED COMPENSATION The Company uses the intrinsic value method to account for all of its employee stock-based compensation plans.

NET INCOME PER SHARE Basic per share amounts are computed using the weighted-average number of common shares outstanding during the period. Dilutive per share amounts are computed using the weighted-average number of common shares outstanding and potentially dilutive securities, using the treasury stock method, even when antidilutive, if their effect would be dilutive on the per share amount of income from continuing operations.

The following schedule reconciles both the numerator and denominator of the Company's calculation for basic and dilutive net income per share:

                                            FISCAL YEARS
(In thousands)                       1999     1998          1997
-----------------------------------------------------------------
Shares used in basic
  per share computation             6,750     7,392        7,148

Effect of dilutive common
  stock options outstanding           144       317          237
                                  -------------------------------
Shares used in diluted
  per share computation             6,894     7,709        7,385
                                  ===============================

Common stock options to purchase 892,068, 126,761 and 609,201 shares were excluded from the diluted per share calculation for the fiscal years ended December 31, 1999, January 1, 1999 and January 2, 1998, respectively, due to their antidilutive effect.

RECENT ACCOUNTING PRONOUNCEMENT In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Statement No. 133 will be effective for the fiscal quarter beginning January 1, 2001. The Company does not currently use derivative instruments or hedging activities and therefore anticipates that the adoption of Statement No. 133 will not have an impact on its consolidated financial statements.

Note 2: Short-Term Investments
The Company did not have any available-for-sale securities at December 31, 1999 and January 1, 1999.

The cost of securities sold is based upon the specific identification method. Total proceeds from the sale of short-term investments in fiscal 1998 and 1997 were $8,309,000 and $25,213,000, respectively. The total proceeds from sales vs. maturities were as follows:

                                       FISCAL YEARS
(In thousands)             1999            1998        1997
---------------------------------------------------------------
Sales                      $ -             $8,309      $24,653
Maturities                   -                  -          560
                          -------------------------------------
                           $ -             $8,309      $25,213
                          =====================================

Gross realized gains and losses on sales and maturities of short-term investments are immaterial for all fiscal years presented.

Note 3: Property, Equipment and Leasehold Improvements

                                            FISCAL YEARS
(In thousands)                          1999            1998
-------------------------------------------------------------
Property:
  Land                                  $ 4,450       $ 5,450
  Buildings                              25,105        27,077
  Construction in progress                  243           185
Equipment:
  Machinery and equipment                23,104        21,848
  Office furniture and equipment          5,281         5,173
Leasehold improvements                    4,663         4,510
                                     ------------------------
                                         62,846        64,243
Less accumulated depreciation
  and amortization                       33,378        32,096
                                     ------------------------
Property, equipment and
  leasehold improvements, net           $29,468       $32,147
                                     ========================

In May 1999, the Company sold one of its properties located in Menlo Park, California. In September 1999, the Company completed construction of its new Indoor Test Facility at its Phoenix Test and Engineering Center. In fiscal 2000, the Company expects to complete construction of an engineering and test preparation building at the Phoenix Test and Engineering Center.

Note 4: Long-Term Obligations

                                            FISCAL YEARS
(In thousands)                          1999            1998
-------------------------------------------------------------

Mortgage note                          $3,608         $16,207
Other                                     946           1,131
                                    -------------------------
                                        4,554          17,338
Less current installments                 415           1,709
                                    -------------------------
Long-term obligations, net of
  current portion                      $4,139         $15,629
                                    =========================

Effective February 1, 1999, the Company refinanced its 15-year mortgage note on the Company's headquarters building. The old note, which had an outstanding principal balance of $16.2 million at the time of the refinancing, had a floating rate of interest that was tied to LIBOR and was subject to adjustment every month. Principal payments of $623,333 were due semi-annually on February 1 and August 1 with the final principal payment and all accrued interest due and payable on August 1, 2011.

The new mortgage note consists of a revolving reducing note, secured by the Company's headquarters building, with a borrowing amount up to $30.0 million. The $30.0 million revolving reducing note is subject to automatic annual reductions in the amount available to be borrowed of approximately $1.3 million to $2.1 million per year until January 31, 2008. As of December 31, 1999, $26.4 million was available to be borrowed. Any outstanding amounts on the revolving reducing note are due and payable in full on January 31, 2009. The Company may from time to time during the term of the note borrow, partially or wholly repay its outstanding borrowings and re-borrow up to the maximum principal amounts, subject to the reductions in availability contained in the note. The note is also subject to two interest rate options of either prime less 1.5% or the fixed LIBOR plus 1.25% with a term option of one month, two months, three months, six months, nine months, or twelve months. Interest will be paid on a monthly basis. Principal amounts subject to the prime interest rate may be repaid at any time without penalty. Principal amounts subject to the fixed LIBOR rate may also be repaid at any time but are subject to a prepayment penalty if paid before the fixed rate term or additional interest if paid after the fixed rate term.

The Company also entered into a line of credit agreement with a borrowing amount up to $5.0 million. The $5.0 million line of credit is subject to two interest rate options of either the prime rate in effect from time to time, or a fixed rate determined by the bank to be 2.75% above LIBOR, with a term option of one month, two months, three months, six months, nine months or twelve months. The line of credit agreement expires on February 15, 2000. The Company does not intend to renew the line of credit portion of its financing agreement.

Other long-term obligations consist primarily of a note with a third party financing company for the financing of the Company's corporate insurance.

Principal payments due on long-term obligations are $415,000, $368,000, $163,000, $0 and $0 in fiscal 2000 through fiscal 2004 respectively.

Note 5: Income Taxes
Total income tax expense for the year ended December 31, 1999 was allocated as follows:

                                            FISCAL YEARS
(In thousands)                        1999       1998        1997
------------------------------------------------------------------
Income from continuing
  operations                         $3,841     $1,314      $3,279
Discontinued operations -
  PLG                                     -          -         (97)
Discontinued operations -
  BCS                                  (158)       108        (280)
                                 ---------------------------------
  Total                              $3,683     $1,422      $2,902
                                 =================================

The provision for income taxes consists of the following:


                                            FISCAL YEARS
(In thousands)                        1999       1998        1997
------------------------------------------------------------------
Current
  Federal                            $2,836     $1,671      $3,440
  State                               1,058        458         896
                                     -----------------------------
                                     $3,894     $2,129      $4,336
Deferred
  Federal                              ($65)     ($788)      ($655)
  State                                  12        (27)       (402)
                                     -----------------------------
                                       ($53)     ($815)    ($1,057)
                                     -----------------------------
    Total                            $3,841     $1,314     $ 3,279
                                     =============================

The provision for income taxes from continuing operations differs from the tax expense calculated at the applicable federal statutory rate of 34% as follows for the years ending:

                                            FISCAL YEARS
(In thousands)                       1999       1998        1997
------------------------------------------------------------------
Tax at federal statutory
  rate of 34%                        $3,146     $1,780     $ 2,753
Change in beginning-of-
  the-year balance of the
  valuation allowance for
  deferred tax assets allocated
  to income tax                           -       (788)          -
State taxes,
  net of federal benefit                706        275         320
Amortization of goodwill
  non-deductible for tax                133        142         100
Foreign rate difference                  45          -           -
Other                                  (189)       (95)        106
                                     -----------------------------
Tax expense from
  continuing operations              $3,841     $1,314     $ 3,279
                                     =============================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and January 1, 1999 are presented as follows:

                                            FISCAL YEARS
(In thousands)                            1999         1998
------------------------------------------------------------
Deferred tax assets:
  State taxes                             $  144      $    -
  Compensated absences                       845         684
  Accrued liabilities and reserves           710         511
  Capital loss carryforward                  830         830
  Goodwill                                   116           -
                                          ------------------
Total deferred tax assets                  2,645       2,025
                                          ------------------
Deferred tax liabilities:
  State taxes                               (145)        (18)
  Deductible goodwill                          -         (72)
  Plant and equipment                       (746)       (234)
                                          ------------------
Total deferred tax liabilities              (891)       (324)
                                          ------------------
Net deferred tax assets                   $1,754      $1,701
                                          ==================

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

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) Accumulated other comprehensive losses consists of:

                                               FISCAL YEARS
(In thousands)                                1999       1998
-------------------------------------------------------------
Cumulative foreign translation adjustment     ($66)      ($16)
                                               --------------
                                              ($66)      ($16)
                                               ==============

EMPLOYEE STOCK PURCHASE PLAN The Company authorized 400,000 shares of common stock for issuance under the original 1992 Employee Stock Purchase Plan (The "Purchase Plan"). All shares authorized under the original plan were distributed by the second quarter of fiscal 1999. At the 1999 Stockholders' Meeting an amendment to the Purchase Plan was approved. This amendment authorized an additional 400,000 shares for distribution and also inserted a clause in the Purchase Plan that states "that an annual increase can be added on each anniversary date of the adoption of the Plan equal to the lesser of: 200,000 shares, 3% of outstanding shares on such date or a lesser amount determined by the Board of Directors."

Qualified employees may elect to have a certain percentage (not to exceed 15%) of their salary withheld for purchase of stock pursuant to this plan. On July 23, 1997, the Board of Directors amended the Purchase Plan to reduce the discount price at which employees may purchase the Company shares from 90% to 85% of the lower of the fair market value of the common stock at the beginning or ending of the offering period. As of December 31, 1999, 486,435 shares have been sold under the plan. Weighted average purchase prices for shares sold under the plan in fiscal 1999, 1998 and 1997 were $5.08, $5.96 and $5.35, respectively. The Company recognized $101,000, $0 and $0 in stock-based compensation expense in fiscal 1999, 1998 and 1997, respectively.

RESTRICTED STOCK PLAN At the 1999 Stockholders' Meeting a Restricted Stock Plan was approved. The terms of the restrictions are to be determined by the Board of Directors upon grant. This plan initially provides for 100,000 shares to be available for grant and includes a clause that states "that an annual increase can be added on each anniversary date of the adoption of the plan equal to the lesser of: 200,000 shares, 2% of outstanding shares on such date or a lesser amount determined by the Board of Directors." As of December 31, 1999, no shares have been granted under the 1999 Restricted Stock Plan.

STOCK OPTION PLANS At the 1999 Stockholders' Meeting the 1999 Stock Option Plan was approved. This incentive stock option plan provides initially for 400,000 shares to be available for grant and includes a clause that states "that an annual increase can be added on each anniversary date of the adoption of the plan equal to the lesser of: 300,000 shares, 3% of outstanding shares on such date or a lesser amount determined by the Board of Directors." The plan provides for a grant of incentive stock options, non-statutory stock options and stock purchase rights at an exercise price equal to the fair market value of the shares. As of December 31, 1999, no shares have been granted under the 1999 Stock Option Plan.

The 1990 Stock Option Plan is an incentive stock option plan, which covers up to an aggregate of 2,000,000 shares of common stock. This plan will expire in the year 2000. The 1990 Plan provides for the grant of either incentive stock options, exercisable at a price equal to the fair market value of the shares at the date of grant, or non-qualified options, exercisable at a price not less than 85% of the fair market value of the shares at the date of grant. In October 1998, the Board approved a new non-statutory stock option plan, which covers up to an aggregate of 300,000 shares of common stock. The Board approved an increase of 55,000 shares to this plan in 1999. The 1998 Plan provides for the grant of non-qualified options, exercisable at a price not less than 85% of the fair market value of the shares at the date of grant. Options are granted for terms of up to ten years and generally vest ratably over a four-year period from the grant date. In addition, the Company has a stock option plan for one officer covering up to 119,000 shares of common stock, all of which have been granted and 29,760 have been exercised as of December 31, 1999. Option activity under the stock option plans is as follows:

                                                            Weighted-
                                    Options                  average
                                   available     Number      exercise
                                   for grant    of shares     price
-----------------------------------------------------------------------

Balance as of
January 3, 1997                    271,820     1,432,486      $5.88
  Options granted                 (345,575)      345,575       6.80
  Options cancelled                 65,875       (65,875)      6.51
  Options exercised                      -      (109,272)      5.51
  Options expired                  (42,000)            -          -
  Additional shares
    reserved                       450,000             -          -
                                ---------------------------------------

Balance as of
January 2, 1998                    400,120     1,602,914      $6.08
  Options granted                 (469,500)      469,500       6.76
  Options cancelled                 58,500       (58,500)      6.15
  Options exercised                      -      (120,107)      4.86
  Additional shares
    reserved under
    new stock plan                 300,000             -          -
                                ---------------------------------------
Balance as of
January 1, 1999                    289,120     1,893,807      $6.32
  Options granted                 (352,200)      352,200       6.38
  Options cancelled                 32,862       (32,862)      7.00
  Options exercised                      -       (62,000)      4.95
  Additional shares
    reserved under
    new stock plans                455,000             -          -
                                ---------------------------------------
Balance as of
December 31, 1999                  424,782     2,151,145      $6.36
                                =======================================

Information regarding options outstanding at December 31, 1999 is summarized below:

                               OUTSTANDING                    EXERCISABLE
                 ----------------------------------------  ---------------------
                                Weighted-
                                 average        Weighted-             Weighted-
                                remaining       average                average
Range of           Number       contractual     exercise   Number     exercise
exercise price     of shares       life          price     of shares    price
--------------------------------------------------------------------------------
$4.50- $5.50       461,575         4.67          $4.88     444,075      $4.86
$5.63- $5.88       547,950         8.64          $5.77     129,500      $5.80
$6.00- $7.00       488,000         7.21          $6.65     214,000      $6.61
$7.13- $7.50       505,610         3.71          $7.23     433,073      $7.22
$8.00-$10.50       148,010         7.44          $9.11      50,885      $9.01
                 ---------                               -----------------------
                 2,151,145                               1,271,533      $6.22
                 =========                               =======================

PRO FORMA FAIR VALUE INFORMATION The Company uses the intrinsic value method in accounting for its Employee Stock Purchase Plan and Stock Option Plan, collectively called "Options". The Options are generally granted at exercise prices equal to the fair value of the Company's common stock on the date of the grant. SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the Company to disclose pro forma information regarding net income and net income per share as if the Company had accounted for its Options under the fair value method. Under the fair value method, compensation expense is calculated for options granted using a defined valuation technique. The Company uses the Black-Scholes option-pricing model to calculate the fair value of its Options. In calculating the fair value of an option at the date of grant, the Black-Scholes option-pricing model requires the input of highly subjective assumptions. The Company used the following weighted average assumptions for 1999, 1998 and 1997:

                      EMPLOYEE STOCK PURCHASE PLAN        STOCK OPTION PLAN
                        1999     1998       1997        1999     1998     1997
-------------------------------------------------------------------------------
Expected life
(in years)                 1        1       0.25          5        6       6
Risk-free
interest rate           5.26%    4.85%      5.61%       4.2%     4.3%    6.2%
Volatility              0.49     4.67       0.74        1.0     0.87    0.76
Dividend yield             0%       0%         0%         0%       0%      0%

Using the above assumptions, the weighted average fair value of options granted during 1999, 1998 and 1997 was $4.97, $5.06 and $4.82, respectively.

Had the Company determined compensation cost based on the estimated fair value at the grant date for its Options under SFAS No. 123, the Company's income from continuing operations would have been adjusted to the pro forma amounts indicated below:

                                                       FISCAL YEARS ENDED
(In thousands, except per share data)             1999        1998        1997
--------------------------------------------------------------------------------
Income from continuing
  operations:
    As reported                                  $5,411      $3,920      $4,817
    Pro forma                                    $3,943      $2,356      $4,319
Income per share from
  continuing operations:
    As reported:
      Basic                                      $ 0.80      $ 0.53      $ 0.67
      Diluted                                    $ 0.78      $ 0.51      $ 0.65
    Pro forma:
      Basic                                      $ 0.58      $ 0.32      $ 0.60
      Diluted                                    $ 0.57      $ 0.31      $ 0.58

Note 7: Pension Plan

Effective January 1, 1999, the Company terminated its existing defined contribution retirement plan and modified its existing 401(k) plan whereby the Company will contribute to each eligible employee's 401(k) account, 7% of the employee's base salary plus overtime, regardless of the amount contributed by the employee. The employee does not need to make a contribution to the plan to be eligible for the Company's 7% contribution. To be eligible under the plan, an employee must be at least 21 years of age and be either a full time or part time salaried employee. The 7% Company contribution will vest 20% a year for employees hired after January 1, 1999 and immediately for employees hired as of December 31, 1998. The Company's subsidiaries, Exponent Failure Analysis Associates, Inc., Exponent Health Group, Inc. and Exponent Environmental Group, Inc. are covered under the newly modified 401(k) plan.


Prior to fiscal 1999, the Company's subsidiaries Exponent Failure Analysis Associates, Inc. and Exponent Health Group, Inc. had a defined contribution retirement plan covering all salaried employees of at least 21 years of age. Contributions made to this plan were $2,165,000, $1,922,000 and $1,965,000 in fiscal 1999, 1998 and 1997, respectively.

Note 8: Commitments and Contingencies:

The following is a summary of the future minimum payments, net of rental income, required under non-cancelable operating leases, with terms in excess of one year as of December 31, 1999:

(In thousands)                Lease               Rental     Net future
Year ending                   commitments         income     payments
------------------------------------------------------------------------
2000                           $ 3,069           $(1,285)     $ 1,784
2001                             2,487               (74)       2,413
2002                             2,291               (29)       2,262
2003                             1,978               (24)       1,954
2004                             1,434                 -        1,434
Thereafter                       6,258                 -        6,258
                               -------           -------      -------
                               $17,517           $(1,412)     $16,105
                               =======           =======      =======

Total rent and equipment lease expense in 1999, 1998 and 1997 was $3,434,000, $3,210,000, and $2,439,000, respectively.

From time to time, the Company may be subject to other claims that arise in the ordinary course of business. In the opinion of management, all such matters involve amounts that would not have a material adverse effect on the Company's consolidated financial position if unfavorably resolved. There are currently no such matters.

Note 9: Other Income and Expense

Interest and other income (expense), net, consisted of the following:

                                             FISCAL YEARS
(In thousands)                     1999          1998            1997
-----------------------------------------------------------------------
Interest income                  $  139       $   509         $   861
Interest expense                   (818)       (1,170)         (2,029)
Rental income                     1,519         1,752           1,889
Other                               429           114             291
                               ----------------------------------------
Total                            $1,269       $ 1,205         $ 1,012
                               ========================================

Note 10: Client and Industry Credit Risk

The Company serves clients in various segments of the economy. During 1999, 1998 and 1997 the Company provided services representing approximately 20%, 29% and 29%, respectively, of gross revenues from continuing operations to clients and to organizations and insurers acting on behalf of clients in the transportation industry.

Gross revenues of $8,584,000, $10,076,000, and $5,246,000 in fiscal 1999, 1998 and 1997, respectively, were earned on engagements for one client or for organizations insuring or providing services to such client in the transportation industry. As of December 31, 1999 and January 1, 1999, accounts receivable included $2,658,000 and $3,640,000, respectively, related to this client. Additionally, in fiscal 1999 gross revenues of approximately $12,500,000 were earned on an engagement for another client. As of December 31, 1999, accounts receivable included $6,744,000 related to this client. The majority of the Company's clients are Fortune 500 companies or government agencies that pose minimal credit risk. The Company maintains reserves for potential credit losses.

Note 11: Acquisitions

During fiscal year 1997, the Company acquired two new companies, BCS Wireless, Inc. ("BCS") and Exponent Environmental Group, Inc. ("EEG"), formerly named Performance Technologies, Incorporated. BCS, acquired on January 4, 1997, is a company that specializes in the design, installation and maintenance of wireless communication networks. They are located in the greater Madison, Wisconsin area and have erected communication towers and provided related training and technical services for the telecommunications industry since 1981. The Company acquired all of the stock of BCS for $375,000 in cash and recorded $485,000 in goodwill associated with the purchase. EEG, acquired on May 16, 1997, is a scientific and engineering consulting firm specializing in scientific solutions for complex environmental problems. The Company acquired all of the stock of EEG for approximately $7.5 million in cash and 480,002 shares of stock with an approximate value of $2.4 million. The Company recorded approximately $7.2 million of goodwill, which is being amortized over twenty years using the straight-line method.

On August 1, 1996, the Company acquired Exponent health Group, Inc., ("EHG"), formerly named

Environmental Health Strategies, Inc. EHG provides epidemiological services in the areas of occupational and environmental health, pharmaceutical and medical devices and health-related consumer product safety. The Company acquired all of the stock of EHG for a combination of $250,000 in cash and 283,742 shares of stock for a total purchase price of $2.1 million. The Company recorded approximately $2.0 million of goodwill, which is being amortized over seven years using the straight-line method. Under the original acquisition agreement, future contingent payments of either cash or stock were considered, based upon the attainment of certain revenue and profitability requirements as defined per the terms of the agreement. Contingent payments were to be made at the end of each fiscal year through fiscal 2001 if the revenue and profitability requirements were attained. In February 1998, the Company made the first contingent payment of $143,000 for EHG's financial performance through fiscal 1997. In September 1998, the original acquisition agreement was amended whereby the Company's obligation for any future contingent payments was terminated in exchange for a final payment of $250,000. Both payments were recorded as additional goodwill.

All acquisitions have been accounted for as purchases and, accordingly, the purchase price was allocated to the net assets acquired based on the estimated fair market value at the date of the acquisition. The results of operations from the date of the acquisitions have been included in the Company's consolidated financial statements. Pro forma disclosures giving effect to the acquisitions of EHG does not differ materially from the Company's historical results. Results from continuing operations for the fiscal year ending January 2, 1998 assuming the Company and EEG were combined at the beginning of the fiscal year would have been as follows:

                                                  FISCAL YEAR
(In thousands, except per share data)                 1997
-----------------------------------------------------------------
Revenues                                           $ 75,584
Income from continuing operations                  $  4,848
Net income                                         $  4,293
Income per share from continuing
  operations:
    Basic                                          $   0.68
    Diluted                                        $   0.66
Net income per share:
    Basic                                          $   0.60
    Diluted                                        $   0.58

Note 12: Discontinued Operations

Effective April 2, 1999 the Company committed to a formal plan to divest its wholly owned subsidiary, BCS Wireless, Inc. ("BCS"). Accordingly, the results of operations for BCS for all fiscal years presented have been recorded as a discontinued operation. The condensed consolidated balance sheet as of December 31, 1999 includes approximately $2.0 million in accounts receivable and other assets, $641,000 in capital equipment, $3.0 million in an intercompany payable to the Company and $576,000 in accounts payable and accrued liabilities associated with BCS. The decision to divest BCS was made because the Company's management believes the subsidiary is no longer a strategic fit for the Company.

Effective September 18, 1997 the Company sold all of the outstanding shares of stock of its wholly owned subsidiary, PLG, Inc. ("PLG"), for a total purchase price of approximately $2.0 million which included a premium of $600,000 over the net book value. The Company made the decision to sell PLG based on management's assessment that the services PLG provided, which included consulting services primarily to the nuclear industry, were no longer complementary to the Company's core business. The Company received an unsecured subordinated promissory note as consideration of the $2.0 million purchase price. The note was paid in full by the end of fiscal 1999. Certain expenses related to the sale of PLG and a reserve against the note receivable offset the $600,000 gain on disposal, therefore, no gain on the sale was recorded.

The Company has recorded the results of operations for BCS and PLG as discontinued operations in the consolidated financial statements for all fiscal years presented.

Note 13: Supplemental Cash Flow Information The following is supplemental disclosure of cash flow information:

                                                    FISCAL YEARS
(In thousands)                               1999      1998        1997
----------------------------------------------------------------------------
Cash paid during the year:
  Interest                                 $   718    $ 1,087     $ 1,260
  Income taxes                             $ 4,125    $ 5,322     $ 2,198

Non-cash investing and
financing activities:
  Disposition of operations
    in exchange for a
    promissory note                              -          -     $ 2,053
  Issuance of debt for financing
    of insurance policy                    $ 1,121    $ 1,369           -
  Treasury shares issued for
    acquisition of EEG                           -          -     $ 2,375

Note 14: Segment Reporting
The Company is a multidisciplinary organization of scientists, physicians, engineers and business consultants performing in-depth scientific research and analysis in a number of technical disciplines. The Company has two operating segments based on two primary areas of service. One operating segment provides services in the area of environmental and health risk analysis. This operating segment provides a wide range of consulting services relating to environmental hazards and risks and the impact on both human health and the environment. The Company's other operating segment is a broader service group providing technical consulting in different practices and primarily in the area of impending litigation.

Segment information for the three fiscal years ended December 31, 1999, January 1, 1999 and January 2, 1998 follows:

R E V E N U E S
------------------------------------------------------------
                                          FISCAL YEARS
(In thousands)                    1999        1998     1997
------------------------------------------------------------
Environmental and health        $20,810     $17,985  $11,651
Other scientific and
  engineering                    72,461      62,427   59,284
                                ----------------------------

    Total revenues              $93,271     $80,412  $70,935
                                ============================

OPERATING INCOME (LOSS)/1/
------------------------------------------------------------
                                           FISCAL YEARS
(In thousands)                     1999       1998     1997
------------------------------------------------------------
Environmental and health        $  3,265    $ 1,429  $ 1,527
Other scientific and
  engineering                     18,724     12,018   13,740
                                ----------------------------
Total segment operating
  income                          21,989     13,447   15,267
                                ----------------------------
Corporate operating loss         (14,006)    (9,418)  (8,183)
                                ----------------------------
   Total operating income       $  7,983    $ 4,029  $ 7,084
                                ============================

ASSETS
------------------------------------------------------------
                                         FISCAL YEARS
(In thousands)                    1999        1998    1997
------------------------------------------------------------
Environmental and health        $  4,612    $  6,261 $ 5,774
Other scientific and
  engineering                     40,000      36,977  30,791
Other                              2,723       2,984   1,456
                                ----------------------------
Total segment assets              47,335      46,222  38,021
                                ----------------------------
Corporate assets                  33,117      40,763  50,230
                                ----------------------------
     Total assets               $ 80,452    $ 86,985 $88,251
                                ============================


CAPITAL EXPENDITURES
------------------------------------------------------------
                                        FISCAL YEARS
(In thousands)                    1999        1998     1997
------------------------------------------------------------
Environmental and health        $  257      $  431   $   298
Other scientific and
   engineering                   4,373       4,007     3,156
                                 ---------------------------
     Total segment capital
     expenditures                4,630       4,438     3,454
                                ----------------------------
Corporate capital expenditures     341         730       199
                                ----------------------------
     Total capital expenditures $4,971      $5,168   $ 3,653
                                ============================

DEPRECIATION AND AMORTIZATION
------------------------------------------------------------
                                        FISCAL YEARS
(In thousands)                    1999       1998      1997
------------------------------------------------------------
Environmental and health        $  223      $  327   $   182
Other scientific and
  engineering                    2,351       2,453     2,015
                                ----------------------------
Total segment depreciation
  and amortization               2,574       2,780     2,197
                                ----------------------------
Corporate depreciation and
  amortization                   1,842       1,508     1,233
                                ----------------------------
     Total depreciation and
       amortization             $4,416    $  4,288   $ 3,430
                                ============================

Information regarding Exponent's operations in different geographical areas:

REVENUES/2/
------------------------------------------------------------
                                         FISCAL YEARS

(In thousands)                    1999       1998       1997
------------------------------------------------------------
United States                   $90,901   $ 78,215   $69,027
Foreign countries                 2,370      2,197     1,908
                                ----------------------------
    Total                       $93,271   $ 80,412   $70,935
                                ============================

PROPERTY, PLANT AND EQUIPMENT, NET
------------------------------------------------------------
                                         FISCAL YEARS
(In thousands)                    1999       1998      1997
------------------------------------------------------------
United States                   $29,407   $32,060    $30,184
Foreign countries                    61        87         93
                                ----------------------------
   Total                        $29,468   $32,147    $30,277
                                ============================

/1/ Due to a Company reorganization and centralization of the Company's corporate functions effective January 2, 1999, operating income for the periods presented are not comparable. Included in the Company's corporate operating expenses for fiscal 1999 are corporate related costs that had been included in the operating income of the environmental and health segment for fiscal 1998 and 1997. The Company has not restated segment information for fiscal 1998 and 1997 to be comparable with 1999, as it would be impracticable to do so.

/2/  Geographic revenues are allocated based on the location of the customer.

Note 15: Comparative Quarterly Financial Data (unaudited)
Summarized quarterly financial data is as follows:

FISCAL 1999
---------------------------------------------------------------------------------------------------------------------
                                                         April 2,          July 2,          October 1,   December 31,
(In thousands, except per share data)                      1999             1999              1999           1999
---------------------------------------------------------------------------------------------------------------------
Revenues                                                  $23,815          $23,353           $24,082       $22,021
Operating income                                            2,428            1,825             2,502         1,228
Income from continuing operations before income taxes       2,785            2,334             2,697         1,436

Income from continuing operations                           1,631            1,368             1,575           837
Income (loss) from discontinued operations                   (282)             (95)               88            66
Net income                                                $ 1,349          $ 1,273           $ 1,663       $   903
                                                          --------------------------------------------------------
Income per share from continuing operations:
   Basic                                                  $  0.23          $  0.20           $  0.23       $  0.13
   Diluted                                                $  0.23          $  0.20           $  0.23       $  0.12
Net income per share:
   Basic                                                  $  0.19          $  0.19           $  0.25       $  0.14
   Diluted                                                $  0.19          $  0.18           $  0.24       $  0.13
Shares used in per share computations:
   Basic                                                    7,076            6,794             6,764         6,682
   Diluted                                                  7,176            6,922             6,953         6,841

FISCAL 1998
----------------------------------------------------------------------------------------------------------------------
                                                          April 3,         July 3,          October 2,     January 1,
(In thousands, except per share data)                      1998             1998             1998           1999
----------------------------------------------------------------------------------------------------------------------
Revenues                                                  $21,300          $19,362          $19,350        $20,400
Operating income                                            2,291              674              565            499
Income from continuing operations before income taxes       2,552            1,104              813            765

Income from continuing operations                           1,512            1,464              487            457
Income (loss) from continuing operations                       48              111              122           (121)
Net income                                                $ 1,560          $ 1,575          $   609        $   336
                                                          --------------------------------------------------------
Income per share from continuing operations:
   Basic                                                  $  0.20          $  0.19          $  0.07        $  0.06
   Diluted                                                $  0.19          $  0.18          $  0.07        $  0.06
Net income per share:
   Basic                                                  $  0.21          $  0.21          $  0.08        $  0.05
   Diluted                                                $  0.20          $  0.20          $  0.08        $  0.05
Shares used in per share computations:
   Basic                                                    7,476            7,532            7,324          7,236
   Diluted                                                  7,987            8,025            7,480          7,301

AUDITORS' REPORT
EXPONENT, INC. AND SUBSIDIARIES

The Board of Directors and Stockholders
Exponent, Inc.

We have audited the accompanying consolidated balance sheets of Exponent, Inc. and subsidiaries as of December 31, 1999 and January 1, 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exponent, Inc. and subsidiaries as of December 31, 1999 and January 1, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ending December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Mountain View, California
January 24, 2000

QUARTERLY STOCK DATA

The Company's common stock is traded on the NASDAQ Stock Market under the symbol "EXPO." The following table sets forth for the fiscal periods indicated the high and low closing sales prices for the Company's common stock.


Stock prices by quarter                     High         Low
--------------------------------------------------------------
Fiscal year ended January 1, 1999
  First quarter                             $11.00       $8.50
  Second quarter                            $11.88       $8.00
  Third quarter                             $ 8.63       $4.19
  Fourth quarter                            $ 6.63       $4.25
Fiscal year ended December 31, 1999
  First quarter                             $ 6.50       $5.50
  Second quarter                            $ 7.25       $5.25
  Third quarter                             $ 7.50       $5.00
  Fourth quarter                            $ 6.91       $5.25
Fiscal year ended December 29, 2000
  First quarter (through
   February 25, 2000)                       $ 9.50       $6.25

As of February 25, 2000, there were 398 holders of record of the Company's common stock. The Company has never paid cash dividends. The Company currently intends to retain future earnings for reinvestment in the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

FINANCIAL SUMMARY
EXPONENT, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                                          FISCAL YEARS
(In thousands, except per share data)                        1999            1998             1997          1996          1995
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                   $ 93,271        $ 80,412        $  70,935      $ 53,273     $   52,824
                                                           ----------------------------------------------------------------------
Operating expenses:
  Compensation and related expenses                          59,632          52,246           44,130        33,541         31,942
  Other operating expenses                                   16,279          15,747           13,343        12,381         13,069
  General and administrative expenses                         9,377           8,390            6,378         5,579          4,373
                                                           ----------------------------------------------------------------------
                                                             85,288          76,383           63,851        51,501         49,384
                                                           ----------------------------------------------------------------------
    Operating income                                          7,983           4,029            7,084         1,772          3,440

Other income (expense):
  Interest expense, net                                        (679)           (661)          (1,168)       (1,188)        (1,059)
  Miscellaneous income, net                                   1,948           1,866            2,180         1,622          1,172
                                                           ----------------------------------------------------------------------
    Income from continuing operations before
      income taxes                                            9,252           5,234            8,096         2,206          3,553
Income taxes                                                  3,841           1,314            3,279           367          1,439
                                                           ----------------------------------------------------------------------
    Income from continuing operations                         5,411           3,920            4,817         1,839          2,114

Discontinued operations:
  Loss from operations of PLG, Inc.                               -               -             (144)       (1,832)           (92)
  Income (loss) from operations of BCS Wireless, Inc.          (223)            160             (411)            -              -
Extraordinary item                                                -               -                -          (443)             -
                                                           ----------------------------------------------------------------------
      Net income (loss)                                    $  5,188        $  4,080        $   4,262     ($    436)    $    2,022
                                                           ======================================================================
Income per share from continuing operations:
  Basic                                                    $   0.80        $   0.53        $    0.67      $   0.28     $     0.32
  Diluted                                                  $   0.78        $   0.51        $    0.65      $   0.27     $     0.31

Net income (loss) per share:
  Basic                                                    $   0.77        $   0.55        $    0.60     ($   0.07)    $     0.31
  Diluted                                                  $   0.75        $   0.53        $    0.58     ($   0.07)    $     0.30

Shares used in per share computations:
  Basic                                                       6,750           7,392            7,148         6,663          6,610
  Diluted                                                     6,894           7,709            7,385         6,801          6,728

30