Form 10-K405, Exhibit 13
period 2000-12-29
EXPONENT INC
filed 2001-03-29
CIK 851520

                                                                    Exhibit 13.1
                                                                    ------------

Management's Discussion and Analysis of
Financial Condition and Results of Operation

Forward looking statement

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

Overview

Exponent, Inc. is a science and engineering consulting firm that provides solutions to complex problems. Our multidisciplinary team of scientists, physicians, engineers and business consultants brings together more than 70 different disciplines to solve complicated issues facing industry and business today. The Company's services include analysis of product development or product recall, regulatory compliance, discovery of potential problems related to products, people or property and impending litigation as well as the development of highly technical new products.

Results of Operations

The following table sets forth for the periods indicated, the percentage of revenue of certain items in the Company's consolidated statements of operations and the percentage increase (decrease) in the dollar amount of such items year to year:

                                                                                                        PERIOD TO
                                                                                                      PERIOD CHANGE
                                                  ------------------------------------------------------------------------
                                                            PERCENTAGE OF REVENUES
                                                                  Fiscal Years
                                                  --------------------------------------------     2000 vs.      1999 vs.
                                                         2000          1999            1998          1999          1998
                                                  ------------------------------------------------------------------------
Revenues                                                   100.0%        100.0%         100.0%          8.9%         16.0%

Operating expenses:
   Compensation and related expenses                        63.5          63.9           65.0           8.1          14.1
   Other operating expenses                                 16.6          17.5           19.6           3.9           3.4
   General and administrative expenses                       9.4          10.1           10.4           2.1          11.8
                                                  ------------------------------------------------------------------------
                                                            89.5          91.5           95.0           6.6          11.7
                                                  ------------------------------------------------------------------------
Operating income                                            10.5           8.5            5.0          33.6          98.1

Other income, net                                            2.0           1.4            1.5          61.9           5.3

Income from continuing operations
   before income taxes                                      12.5           9.9            6.5          37.5          76.8

Income taxes                                                 5.2           4.1            1.6          37.7         192.3

                                                  ------------------------------------------------------------------------
Income from continuing operations                            7.3           5.8            4.9          37.3          38.0
Discontinued operations, net of taxes                        0.4          (0.2)           0.2         258.7        (239.4)
                                                  ------------------------------------------------------------------------

Net income                                                   7.7%          5.6%           5.1%         50.0%         27.2%
                                                  ========================================================================


FISCAL YEARS ENDED DECEMBER 29, 2000, DECEMBER 31, 1999 AND JANUARY 1, 1999

Revenues

The Company's revenues consist of professional fee services, fees for use of the Company's equipment and facilities as well as third party expenses directly associated with the services performed that are billed to the client. Third party expenses are included in revenues net of the related costs.

Revenues increased by $8.3 million or 8.9% during fiscal 2000. The increase is a result of growth in both segments of the Company's business during the year. Consistent with the prior year, the other scientific and engineering segment contributed the largest portion of the total revenue increase, $6.4 million or 76.9% of the increase. This growth was due to several fixed-price projects, including the Land Warrior project for the U.S. Army. In addition, the effect of higher billable hours, which is the result of an increase in the number of professional staff and the effect of bill rate increases, continued to contribute to revenue growth in fiscal 2000.

Revenues increased by $12.9 million or 16.0% during fiscal 1999. The increase is a result of growth in both segments of the Company's business during the year, in particular in the other scientific and engineering segment, which contributed $10.0 million or 78.0% of the total revenue increase. This growth is due to the effect of higher billable hours, which is the result of an increase in the number of professional staff as well as higher utilization of existing professional staff and an increase in bill rates. In addition, several significant fixed price projects contributed to the revenue growth for fiscal 1999.

Compensation and Related Expenses

In fiscal 2000, total compensation and related expenses increased by $4.8 million or 8.1% over fiscal 1999. This increase resulted from increased salary and benefit costs related to the hiring of additional employees and company-wide annual salary increases. In addition there was an increase in accrued bonuses, which is related to increased profitability. As a percentage of revenue, compensation and related expenses decreased slightly to 63.5% for 2000 as compared to 63.9% for 1999.

During fiscal 1999, total compensation and related expenses increased by $7.4 million or 14.1% over fiscal 1998. The increase is due to additions in headcount combined with annual salary increases for all employees and a stock based compensation charge. In addition, in 1999 the Company standardized its benefits plans for all Company segments, which resulted in higher benefit costs. As a percentage of revenues, compensation and related expense was 63.9% in 1999 compared to 65.0% in 1998. This decrease is a result of higher utilization of professional staff in fiscal 1999.

Other Operating Expenses

Other operating expenses increased by $627,000 or 3.9% during fiscal 2000 largely due to increased occupancy expenses. The growth in occupancy costs is primarily the result of the addition of two new regional offices in California during the second half of fiscal 1999 and a new lease agreement for the Company's warehouse facility in Silicon Valley. The term of the new lease agreement began in June 2000. In addition, the Company also opened six smaller offices in various parts of the country during fiscal 2000. These new offices enhance the Company's ability to recruit and retain professional staff in areas not served by our larger regional offices. Depreciation expense grew by $135,000 in fiscal 2000, largely as a result of two new facilities at the Company's Test and Engineering Center in Phoenix. A new engineering and test preparation building was completed in October 2000 and the new indoor test facility was completed in September 1999. These increases were partially offset by a reduction in computer expenses in fiscal 2000. The reduction in computer expenses from 1999 was related to the non-repetitive nature of various computer expenditures made in fiscal 1999 in order to avoid potential Year 2000 problems. Other operating expenses were 16.6% of total revenues for fiscal 2000 as compared to 17.5% in fiscal 1999.

Other operating expenses increased by $532,000 or 3.4% during fiscal 1999 largely due to increased occupancy expenses. The growth in occupancy expenses is primarily the result of rent increases in existing regional facilities along with costs associated with the expansion of one regional office as well as the addition of two other regional offices in California during the second half of fiscal year 1999. In addition, depreciation expense grew by $91,000, largely due to the completion of the new indoor test facility at the Test and Engineering Center in Phoenix during the second half of the fiscal year. This increase was partially offset by a reduction in depreciation expense due to the sale of one of the Company's properties in Silicon Valley. Other operating expenses were 17.5% of total revenues for fiscal 1999 compared to 19.6% for fiscal 1998.

General and Administrative Expenses

General and administrative expenses increased by $194,000 or 2.1% in fiscal 2000 as compared to fiscal 1999. Increases in travel costs related to continuing marketing efforts in the amount of $260,000 and an increase in bad debt expense of $259,000 were partially offset by decreases in bank fees of $72,000 and a reduction in legal fees of $251,000. As a percentage of revenue, general and administrative expenses decreased to 9.4% for fiscal 2000 from 10.1% for fiscal 1999.

In fiscal 1999, general and administrative expenses increased by $987,000 or 11.8% over fiscal 1998. The increase included $306,000 related to increased travel costs associated with marketing efforts and the Company's focus on creating national practice areas. In addition, personnel costs associated with the hiring and relocation of additional professional staff increased by $192,000 and bad debt expense increased by $144,000. As a percentage of revenue, general and administrative expenses decreased slightly to 10.1% in fiscal 1999 as compared to 10.4% for fiscal 1998.

Other Income and Expense

Other income and expense consists primarily of interest expense on the Company's mortgage, net of interest income earned on available cash and short-term investments and rental income derived from the leasing of excess space in the Company's Silicon Valley facility.

Other income and expense, net, increased by $786,000 or 61.9% during fiscal 2000. The increase is primarily due to a decrease in interest expense of $704,000 resulting from reduced borrowings on the Company's revolving reducing mortgage note.

Other income and expense, net, increased by $64,000 or 5.3% during fiscal 1999. The increase is primarily due to a $213,000 gain on the sale of one of the Company's properties in Silicon Valley and decreased interest expense on the Company's mortgage. These gains were partially offset by a decrease in rental income derived from the sale of the aforementioned property and a decrease in interest income due to the Company's lower cash and investment balances as a result of the Company's change in cash management policy.

Income Taxes

In fiscal years 2000 and 1999, the Company's provision for income taxes as a percentage of income from continuing operations was 41.5%. In fiscal 1998, the provision for income taxes as a percentage of income was 25.9%. This lower effective tax rate was primarily due to the Company reducing its valuation allowance.

Discontinued Operations

In May 2000, the Company sold certain assets of its wholly owned subsidiary, BCS Wireless, Inc. ("BCS"). The Company committed to a formal plan to divest BCS effective April 2, 1999. Accordingly, the results of operations for BCS for all fiscal years presented have been recorded as a discontinued operation, net of taxes.

Liquidity and Capital Resources

Effective February 1, 1999, the Company changed its cash management policy to use all excess operating cash to pay down the revolving reducing mortgage note on the Company's Silicon Valley building. As of December 29, 2000 the balance on the Company's mortgage was reduced to zero. The Company invests excess cash in short-term cash equivalents. The Company has $6.4 million in cash and cash equivalents as of December 29, 2000. The Company has financed its business principally through cash flows from operating activities.

Net cash provided by operating activities was $21.1 million in fiscal 2000, compared to $10.6 million in fiscal 1999. The increase in cash provided by operating activities was largely due to increased net income and changes in operating assets and liabilities, especially a decrease in accounts receivable and an increase in deferred revenues. The decrease in accounts receivable was due to the collection of outstanding accounts receivable during the year in excess of the amount generated by revenue growth in fiscal 2000. In addition, increases in accrued liabilities and accrued employee benefits contributed to cash provided by operating activities. Net cash provided by operating activities was $10.6 million in fiscal 1999, compared to $1.2 million in fiscal 1998. The increase in cash provided by operating activities in fiscal 1999 was primarily attributable to timing differences associated with the payment of the Company's corporate income taxes and an increase in accrued benefits. The cash provided by these items was offset by an increase in net accounts receivable. The increase in accounts receivable in fiscal 1999 was due to the Company's strong revenue growth.

Net cash used in investing activities was $8.1 million for fiscal 2000, compared to net cash used in investing activities of $581,000 for fiscal 1999. This increase in cash used was primarily a result of increased capital expenditures related to the construction of an engineering and test preparation building at the Company's Test and Engineering Center in Phoenix, partially offset by the funds provided by the disposition of BCS. In fiscal 1999, net cash used in investing activities was $581,000, compared to net cash of $473,000 provided by investing activities for fiscal 1998. This change from cash provided by investing activities to cash used in investing activities was primarily a result of the reduction in short-term investment proceeds resulting from the Company's new cash management policy mentioned above. Expenditures for the construction of an indoor test facility in Phoenix in fiscal 1999 were offset by funds provided by the sale of one of the Company's properties in Silicon Valley in May 1999.

Net cash used in financing activities in fiscal 2000 was $6.6 million compared to net cash used in financing activities of $16.1 million for fiscal 1999. The decrease in cash used by financing activities is primarily the result of the strong cash flow from operating activities during fiscal 2000, which reduced the financing needs of the Company and led to decreased borrowings on the Company's revolving reducing mortgage note. The Company repurchased $4.2 million of the Company's common stock in fiscal 2000 as compared to $4.4 million purchased in fiscal 1999. Net cash used in financing activities was $16.1 million for fiscal 1999 compared to $4.0 million for fiscal 1998. This increase in cash used in financing activities was primarily due to the net payment of $12.6 million on the Company's $30.0 revolving reducing mortgage note. In addition, the Company repurchased $4.4 million of the Company's common stock in fiscal 1999 compared to $3.4 million in shares purchased during fiscal 1998.

In February 1999, the Company refinanced both its mortgage and line of credit under one borrowing agreement for a total maximum borrowing amount of $35.0 million, including a $5.0 million line of credit. Since the Company did not use the line of credit during its initial one-year term and believed it would not be needed in the future, it did not renew the line of credit portion of its financing agreement. Because the balance on the revolving reducing mortgage note had been reduced to zero, the Company's long-term obligations at December 29, 2000 consisted primarily of the long-term portion of an insurance financing agreement in the amount of $158,000. See further discussion under Note 3 of notes to consolidated financial statements.

Management believes that its existing revolving note, together with funds generated from operations, will provide adequate cash to fund the Company's anticipated cash needs through at least the next twelve-month period.

Consolidated Statements of Operations
Exponent, Inc. and Subsidiaries

                                                                                                        Fiscal Years
(In thousands, except per share data)                                                    2000             1999            1998
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                             $  101,598        $  93,271       $  80,412
                                                                                -------------------------------------------------
Operating expenses:
              Compensation and related expenses                                          64,459           59,632          52,246
              Other operating expenses                                                   16,906           16,279          15,747
              General and administrative expenses                                         9,571            9,377           8,390
                                                                                -------------------------------------------------
                                                                                         90,936           85,288          76,383
                                                                                -------------------------------------------------
                         Operating income                                                10,662            7,983           4,029
Other income (expense):
              Interest income (expense), net                                                 18             (679)           (661)
              Miscellaneous income, net                                                   2,037            1,948           1,866
                                                                                -------------------------------------------------
                         Income from continuing operations before
                            income taxes                                                 12,717            9,252           5,234

Income taxes                                                                              5,289            3,841           1,314
                                                                                -------------------------------------------------
                         Income from continuing operations                                7,428            5,411           3,920

Discontinued operations:
              Income (loss) from operations of BCS Wireless, Inc. (net of tax
                  expense (benefit) of ($70), ($158) and $108 respectively)                 (97)            (223)            160
              Gain on disposition of BCS Wireless, Inc. (net of taxes of $320)              451                -               -
                                                                                -------------------------------------------------

                         Net income                                                  $    7,782        $   5,188       $   4,080
                                                                                =================================================

Income per share from continuing operations:
              Basic                                                                  $     1.12        $    0.80       $    0.53
              Diluted                                                                $     1.05        $    0.78       $    0.51
Income (loss) per share from discontinued operations:
              Basic                                                                  $     0.05        $   (0.03)      $    0.02
              Diluted                                                                $     0.05        $   (0.03)      $    0.02
Net income per share:
              Basic                                                                  $     1.17        $    0.77       $    0.55
              Diluted                                                                $     1.10        $    0.75       $    0.53
Shares used in per share computations:
              Basic                                                                       6,631            6,750           7,392
              Diluted                                                                     7,089            6,894           7,709

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Comprehensive Income
Exponent, Inc. and Subsidiaries

                                                                                                       Fiscal Years
(In thousands, except per share data)                                                    2000             1999            1998
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                $7,782        $5,188        $4,080

Other comprehensive losses:

     Foreign currency translation adjustments                                                (31)          (50)           (1)
     Unrealized losses on investments, net of reclassification
        adjustment                                                                             -             -           (11)
                                                                                   ------------------------------------------
Comprehensive income                                                                      $7,751        $5,138        $4,068
                                                                                   ==========================================

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheets
Exponent, Inc. and Subsidiaries

(in thousands, except per share data)                                             2000                  1999
-----------------------------------------------------------------------------------------------------------------
Assets

Current assets:
         Cash and cash equivalents                                                  $ 6,379              $     -
         Accounts receivable, net of allowance for doubtful accounts
                of $2,162 and $1,527 respectively                                    32,257               38,494
         Prepaid expenses and other assets                                            2,892                2,345
         Deferred income taxes                                                        1,908                1,389
                                                                              -------------          -----------
                 Total current assets                                                43,436               42,228
                                                                              -------------          -----------

Property, equipment and leasehold improvements, net                                  34,007               29,468
Goodwill                                                                              7,250                7,851
Deferred income taxes                                                                     -                  365
Other assets                                                                            933                  540
                                                                              -------------          -----------
                                                                                    $85,626              $80,452
                                                                              =============          ===========


Liabilities and Stockholders' Equity

Current liabilities:
         Accounts payable and accrued liabilities                                   $ 4,232              $ 4,040
         Current installment of long-term obligations                                   839                  415
         Accrued payroll and employee benefits                                       13,275               11,101
         Deferred revenues                                                            1,057                    -
                                                                              -------------          -----------
                 Total current liabilities                                           19,403               15,556
                                                                              -------------          -----------
Long-term obligations, net of current installments                                      227                4,139
Other obligations                                                                       659                  609
                                                                              -------------          -----------
                 Total liabilities                                                   20,289               20,304
                                                                              -------------          -----------

Commitments and contingencies

Stockholders' equity:
         Preferred stock, $.001 par value; 2,000 shares authorized;
             no shares outstanding                                                        -                    -
         Common stock, $.001 par value; 20,000 shares authorized;
             7,910 and 7,902 shares issued and outstanding, respectively                  8                    8
         Additional paid in capital                                                  33,016               33,406
         Accumulated other comprehensive losses                                         (97)                 (66)
         Retained earnings                                                           42,252               34,470
         Treasury shares, at cost: 1,454 and 1,223 shares held, respectively         (9,842)              (7,670)
                                                                              -------------          -----------
                 Total stockholders' equity                                          65,337               60,148
                                                                              -------------          -----------
                                                                                    $85,626              $80,452
                                                                              =============          ===========

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Stockholders' Equity
Exponent, Inc. and Subsidiaries


                                                                     Accumulated
                                   Common Stock       Additional       other                            Treasury
                              -----------------------  paid-in      comprehensive    Retained     ---------------------
(In thousands)                  Shares       Amount    capital      income (losses)  earnings     Shares       Amount      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1998         7,902          $8      $33,148              ($4)   $25,793          (460)   ($2,229)    $56,716

Sale of stock pursuant to
       employee stock plans            -           -          112                -       (298)          247      1,124         938
Purchase of treasury shares            -           -            -                -          -          (489)    (3,404)     (3,404)
Net unrealized loss on
      investments                      -           -            -              (11)         -             -          -         (11)
Foreign currency translation
      adjustments                      -           -            -               (1)         -             -          -          (1)
Other                                  -           -           (3)               -          -             -          -          (3)
Net income                             -           -            -                -      4,080             -          -       4,080
                              -----------------------------------------------------------------------------------------------------
Balance at January 1, 1999         7,902           8       33,257              (16)    29,575          (702)    (4,509)     58,315

Sale of stock pursuant to
       employee stock plans            -           -          109                -       (293)          200      1,213       1,029
Purchase of treasury shares            -           -            -                -          -          (721)    (4,374)     (4,374)
Foreign currency translation
      adjustments                      -           -            -              (50)         -             -          -         (50)
Other                                  -           -           40                -          -             -          -          40
Net income                             -           -            -                -      5,188             -          -       5,188
                              -----------------------------------------------------------------------------------------------------
Balance at December 31, 1999       7,902           8       33,406              (66)    34,470        (1,223)    (7,670)     60,148

Sale of stock pursuant to
       employee stock plans            -           -         (496)               -          -           249      1,986       1,490
Net issuance of common stock           8           -           67                -          -             -          -          67
Purchase of treasury shares            -           -            -                -          -          (480)    (4,158)     (4,158)
Foreign currency translation
      adjustments                      -           -            -              (31)         -             -          -         (31)
Other                                  -           -           39                -          -             -          -          39
Net income                             -           -            -                -      7,782             -          -       7,782
                              -----------------------------------------------------------------------------------------------------
Balance at December 29, 2000       7,910          $8      $33,016             ($97)   $42,252        (1,454)   ($9,842)    $65,337
                              =====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flows
Exponent, Inc. and Subsidiaries

                                                                                                            Fiscal Years
(In thousands)                                                                                   2000          1999           1998
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
              Net income                                                                     $  7,782      $  5,188        $ 4,080
              Adjustments to reconcile net income to net cash
                   provided by operating activities:
                     Depreciation and amortization                                              4,434         4,416          4,288
                     Gain on disposition of BCS Wireless, Inc.                                   (451)            -              -
                     Gain on sale of building                                                       -          (213)             -
                     Provision for doubtful accounts                                            2,024         2,573            684
                     Change in deferred income taxes                                             (154)          (53)          (815)
                     Changes in operating assets and liabilities:
                         Accounts receivable                                                    2,725        (7,517)        (5,765)
                         Prepaid expenses and other assets                                        474         1,414            909
                         Accounts payable and accrued liabilities                                 292         1,874           (203)
                         Accrued payroll and employee benefits                                  2,240         2,824             10
                         Deferred revenues                                                      1,057             -              -
                         Income taxes payable                                                       -          (278)        (1,929)
                         Other obligations                                                        (65)          (86)           (57)
                         Net operating activities of discontinued operations                      693           486            (16)
                                                                                       -------------------------------------------
                            Net cash provided by operating activities                          21,051        10,628          1,186
                                                                                       -------------------------------------------

Cash flows from investing activities
              Purchase of short-term investments                                                    -             -         (1,962)
              Sales of short-term investments                                                       -             -          8,309
              Proceeds from sale of building                                                        -         4,411              -
              Final payment for EHG, Inc. acquisition                                               -             -           (393)
              Capital expenditures                                                             (8,691)       (4,971)        (5,168)
              Proceeds from disposition of BCS Wireless, Inc., net                              1,870             -              -
              Other assets                                                                     (1,233)           38           (117)
              Net investing activities of discontinued operations                                 (34)          (59)          (196)
                                                                                       -------------------------------------------
                            Net cash provided by (used in) investing activities                (8,088)         (581)           473
                                                                                       -------------------------------------------
Cash flows from financing activities
              Proceeds from borrowings and issuance of
                  long-term obligations                                                             -        20,266              -
              Repayments of borrowings and long-term obligations                               (3,998)      (33,050)        (1,523)
              Repurchase of common stock                                                       (4,158)       (4,374)        (3,404)
              Net issuance of common stock                                                      1,557         1,029            938
              Net financing activities of discontinued operations                                  15             -              -
                                                                                       -------------------------------------------
                            Net cash used in financing activities                              (6,584)      (16,129)        (3,989)
                                                                                       -------------------------------------------

Net increase (decrease) in cash and cash equivalents                                            6,379        (6,082)        (2,330)
Cash and cash equivalents at beginning of year                                                      -         6,082          8,412
                                                                                       -------------------------------------------
Cash and cash equivalents at end of year                                                     $  6,379      $      -        $ 6,082
                                                                                       ===========================================

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements
Exponent, Inc. and Subsidiaries

Note 1:  Summary of Significant Accounting Policies

Basis of Presentation
Exponent, Inc. together with its subsidiaries (referred to as the "Company") is a science and engineering consulting firm that provides solutions to complex problems. Our multidisciplinary team of scientists, physicians, engineers, and business consultants perform in depth scientific research in over 70 different disciplines to solve complicated issued facing industry and business. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In December 2000, the Company merged its wholly owned subsidiaries, Exponent Failure Analysis Associates, Inc. ("FaAA"), Exponent Health Group, Inc. ("EHG") and Exponent Environmental Group, Inc. ("EEG") into Exponent, Inc., the parent company. This change will have no effect on the reporting of the Company's operating segments. All significant inter-company transactions and balances have been eliminated in consolidation.

The Company operates on a 52-53 week fiscal calendar year with each year ending on the Friday closest to December 31st. Fiscal periods 2000, 1999 and 1998 will be represented by the fiscal period dates ending December 29, 2000, December 31, 1999 and January 1, 1999, respectively.

Revenue Recognition
The Company derives most of its revenue from professional service activities; generally at the time services are performed. The majority of these activities are provided under a time and materials or fixed-price billing arrangement with revenues consisting of professional fees and expenses and fees for the use of the Company's equipment and facilities in connection with the services provided. On fixed-price contracts, revenue is recognized on the basis of the estimated percentage of completion of services rendered.

The Company reports revenue net of outside direct expenses, which consists primarily of subcontractor fees and travel expenses. Outside direct expenses reported against revenue excluding BCS, were approximately $30,232,000, $18,727,000 and $12,247,000 in fiscal 2000, 1999 and 1998, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

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

Goodwill
Goodwill represents the excess of the purchase price over the fair market value of the net assets of various entities acquired by the Company accounted for under the purchase method of accounting. The Company currently amortizes goodwill on a straight-line basis over periods ranging from 4 to 20 years. The Company periodically evaluates the ongoing profitability of the businesses acquired to determine if there is goodwill impairment.

Deferred Revenues
Deferred revenues represent amounts billed to clients in advance of services being provided, primarily on fixed-price projects. The Company had $1.1 million in deferred revenues as of December 29, 2000. Prior to fiscal 2000, the amount of deferred revenues for the Company was not significant.

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

Fair Value of Financial Instruments
Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and debt obligations approximates their fair values, which for debt is based upon current rates available to the Company.

Stock Based Compensation
The Company uses the intrinsic value method to account for all of its employee stock-based compensation plans.

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

The following schedule reconciles both the numerator and denominator of the Company's calculation for basic and dilutive net income per share:

                                                                                Fiscal Years
                                                           --------------------------------------------------
(in thousands)                                                         2000             1999             1998
-------------------------------------------------------------------------------------------------------------
Shares used in basic per share computation                            6,631            6,750            7,392

Effect of dilutive common stock
     options outstanding                                                458              144              317

                                                           --------------------------------------------------
Shares used in diluted per share computation                          7,089            6,894            7,709
                                                           ==================================================

Common stock options to purchase 221,354, 892,068 and 126,761 shares were excluded from the diluted per share calculation for the fiscal years ended December 29, 2000, December 31, 1999 and January 1, 1999, respectively, due to their antidilutive effect.

Recent Accounting Pronouncement
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheets and measure those instruments at fair value. Statement No. 133 will be effective for the fiscal quarter beginning December 30, 2000. The Company does not currently use derivative instruments or hedging activities and therefore has determined that the adoption of Statement No. 133 will not have an impact on its consolidated financial statements.

Note 2: Property, Equipment and Leasehold Improvements

                                                           Fiscal Years
(In thousands)                                         2000             1999
----------------------------------------------------------------------------
Property:
   Land                                             $ 4,450          $ 4,450
   Buildings                                         31,994           25,105
   Construction in progress                              10              243
Equipment:
   Machinery and equipment                           22,412           23,104
   Office furniture and equipment                     5,006            5,281
Leasehold improvements                                4,649            4,663
                                          ----------------------------------
                                                     68,521           62,846

Less accumulated depreciation
   and amortization                                  34,514           33,378
                                          ----------------------------------

Property, equipment and leasehold
      improvements, net                             $34,007          $29,468
                                          ==================================

At the Company's Test and Engineering Center in Phoenix the Company completed construction of a new indoor test facility in September of 1999 and a new engineering and test preparation building in October of 2000.

Note 3: Long-term Obligations

                                                   Fiscal Years
(In thousands)                               2000               1999
--------------------------------------------------------------------
Mortgage note                              $    -             $3,608
Other                                       1,066                946
                               -------------------------------------
                                            1,066              4,554
Less current installments                     839                415
                               -------------------------------------
Long-term obligations,
    net of current portion                 $  227             $4,139
                               =====================================

Effective February 1, 1999, the Company refinanced its 15-year mortgage note on the Company's Silicon Valley building. The old note, which had an outstanding principal balance of $16.2 million at the time of the refinancing, had a floating rate of interest that was tied to LIBOR and was subject to adjustment every month. Principal payments of $623,333 were due semi-annually on February 1 and August 1 with the final principal payment and all accrued interest due and payable on August 1, 2011.

The new mortgage note consists of a revolving reducing note, secured by the Company's Silicon Valley building, with a borrowing amount up to $30.0 million. The $30.0 million revolving reducing note is subject to automatic annual reductions in the amount available to be borrowed of approximately $1.3 million to $2.1 million per year until January 31, 2008. As of December 29, 2000, $28.7 million was available to be borrowed. Any outstanding amounts on the revolving reducing note are due and payable in full on January 31, 2009. The Company may from time to time during the term of the note borrow, partially or wholly repay its outstanding borrowings and re-borrow up to the maximum principal amounts, subject to the reductions in availability contained in the note. The note is also subject to two interest rate options of either prime less 1.5% or the fixed LIBOR plus 1.25% with a term option of one month, two months, three months, six months, nine months, or twelve months. Interest will be paid on a monthly basis. Principal amounts subject to the prime interest rate may be repaid at any time without penalty. Principal amounts subject to the fixed LIBOR rate may also be repaid at any time but are subject to a prepayment penalty if paid before the fixed rate term or additional interest if paid after the fixed rate term.

The Company also entered into a line of credit agreement in February 1999 with a borrowing amount up to $5.0 million. The line of credit agreement expired on February 15, 2000. The Company did not use the line of credit during its initial term and therefore made the decision not to renew the line of credit portion of its financing agreement.

Other long-term obligations consist primarily of a note with a third party financing company for the financing of the Company's corporate insurance.

Principal payments due on long-term obligations are $839,000, $184,000, $19,000, $20,000 and $4,000 in fiscal 2001 through fiscal 2005 respectively.

Note 4: Income Taxes

Total income tax expense for the fiscal years ended December 29, 2000, December 31, 1999 and January 1, 1999 was allocated as follows:

                                                             Fiscal Years
(In thousands)                                   2000            1999            1998
-------------------------------------------------------------------------------------
Income from continuing operations              $5,289          $3,841          $1,314
Discontinued operations - BCS                     250            (158)            108
                                        ----------------------------------------------
                  Total                        $5,539          $3,683          $1,422
                                        ==============================================

Income tax expense attributable to income from continuing operations consists of the following:

                                                       Fiscal Years
(In thousands)                         2000                1999               1998
----------------------------------------------------------------------------------
Current
        Federal                      $4,359              $2,836             $1,671
        State                         1,084               1,058                458
                         ---------------------------------------------------------
                                      5,443               3,894              2,129

Deferred
        Federal                        (256)                (65)              (788)
        State                           102                  12                (27)
                         ---------------------------------------------------------
                                       (154)                (53)              (815)
                         ---------------------------------------------------------

Total                                $5,289              $3,841             $1,314
                         =========================================================

The Company's effective tax rate differs from the statutory federal tax rate of 35%, 34% and 34% for fiscal years 2000, 1999 and 1998, respectively, as shown in the following schedule:

                                                                                   Fiscal Years
(In thousands)                                                         2000            1999            1998
-----------------------------------------------------------------------------------------------------------
Tax at federal statutory rate                                        $4,451          $3,146          $1,780
Change in beginning-of-the-year balance of the
   valuation allowance for deferred tax assets
   allocated to income tax                                                -               -            (788)
State taxes, net of federal benefit                                     771             706             275
Amortization of goodwill non-deductible for tax                         135             133             142
Foreign rate difference                                                  30              45               -
Other                                                                   (98)           (189)            (95)
                                                            ------------------------------------------------
Tax expense from continuing operations                               $5,289          $3,841          $1,314
                                                            ================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2000 and December 31, 1999 are presented below:

                                                             Fiscal Years
(In thousands)                                         2000                1999
-------------------------------------------------------------------------------

Deferred tax assets:
   State taxes                                       $  (33)            $  144
   Compensated absences                               1,080                845
   Accrued liabilities and reserves                     989                710
   Capital loss carryforward                            361                830
   Goodwill                                               -                116
   Other                                                 41                  -
                                        ---------------------------------------
Total deferred tax assets                             2,438              2,645
                                        ---------------------------------------

Deferred tax liabilities:
   State taxes                                            -               (145)
   Deductible goodwill                                 (178)                 -
   Plant and equipment                                 (352)              (746)
                                        ---------------------------------------
Total deferred tax liabilities                         (530)              (891)
                                        ---------------------------------------
Net deferred tax assets                              $1,908             $1,754
                                        =======================================

Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred assets.

The Company has a capital loss carryforward of $821,000 for federal and state tax purposes that will expire in fiscal years 2001 through 2002. The tax effect on this capital loss carryforward resulted in a deferred tax asset of $361,000 as shown in the table above.

Note 5: Stockholders' Equity

Preferred Stock
The Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. There are no shares of preferred stock outstanding.

Accumulated Other Comprehensive Losses
Accumulated other comprehensive losses consist of a cumulative foreign translation adjustment.

Employee Stock Purchase Plan
The Company authorized 400,000 shares of common stock for issuance under the original 1992 Employee Stock Purchase Plan (The "Purchase Plan"). All shares authorized under the original plan were distributed by the second quarter of fiscal 1999. At the 1999 Stockholders' Meeting an amendment to the Purchase Plan was approved. This amendment authorized an additional 400,000 shares for distribution and also inserted a clause in the Purchase Plan that states "that an annual increase can be added on each anniversary date of the adoption of the Plan equal to the lesser of: 200,000 shares, 3% of outstanding shares on such date or an amount determined by the Board of Directors."

Qualified employees may elect to have a certain percentage (not to exceed 15%) of their salary withheld for purchase of stock pursuant to this plan. The Purchase Plan allows employees to purchase the Company shares at 85% of the lower of the fair market value of the common stock at the beginning or ending of the offering period. As of December 29, 2000, 577,750 shares have been sold under the plan. Weighted average purchase prices for shares sold under the plan in fiscal 2000, 1999 and 1998 were $5.31, $4.50 and $5.96, respectively. The Company recognized $0, $101,000 and $0 in stock-based compensation expense related to the Employee Stock Purchase Plan in fiscal 2000, 1999 and 1998, respectively.

Restricted Stock Plan
The Restricted Stock Plan was approved at the 1999 Stockholders' Meeting. The terms of the restrictions are to be determined by the Board of Directors upon grant. This plan initially provides for 100,000 shares to be available for grant and includes a clause that states "that an annual increase can be added on each anniversary date of the adoption of the plan equal to the lesser of:
200,000 shares, 2% of outstanding shares on such date or a lesser amount determined by the Board of Directors." In fiscal 2000, the Board of Directors approved an increase of 133,000 shares to this plan. As of December 29, 2000, no shares have been granted under the 1999 Restricted Stock Plan.

Stock Option Plans
The 1999 Stock Option Plan is an incentive stock option plan, which provided initially for 400,000 shares to be available for grant. The plan includes a clause that states "that an annual increase can be added on each anniversary date of the adoption of the plan equal to the lesser of: 300,000 shares, 3% of outstanding shares on such date or an amount determined by the Board of Directors." In fiscal 2000, the Board of Directors approved an increase of 200,000 shares to this plan. The plan provides for a grant of incentive stock options, non-statutory stock options and stock purchase rights at an exercise price equal to the fair market value of the shares. As of December 29, 2000, the Company has granted 355,000 shares under the 1999 Stock Option Plan.

The 1998 Stock Option Plan is a non-statutory stock option plan, which initially covered up to an aggregate of 300,000 shares of common stock. The Board of Directors approved an increase of 55,000 shares to this plan in 1999 and an increase of 300,000 shares to this plan in 2000. The 1998 Stock Option Plan provides for the grant of restricted stock or of non-qualified options. The non-qualified options are exercisable at a price not less than 85% of the fair market value of the shares at the date of grant. Options are granted for terms of up to ten years and generally vest ratably over a four-year period from the grant date. As of December 29, 2000, the Company has granted 447,136 shares under the 1998 Stock Option Plan, of which 7,818 were restricted shares. The Company recognized $67,000, $0 and $0 in stock-based compensation expense related to the 1998 Stock Option Plan in fiscal 2000, 1999 and 1998, respectively.

The 1990 Stock Option Plan is an incentive stock option plan, which covers up to an aggregate of 2,000,000 shares of common stock. This plan expired in the year 2000. The 1990 Plan provided for the grant of either incentive stock options, exercisable at a price equal to the fair market value of the shares at the date of grant, or non-qualified options, exercisable at a price not less than 85% of the fair market value of the shares at the date of grant.

In addition, the Company had a stock option plan for one officer covering up to 119,000 shares of common stock; all of which have been granted and 97,660 shares were exercised as of December 29, 2000. The remaining 21,340 shares granted expired in 2000.

Option activity under the stock option plans is as follows/1/:

                                                                             Weighted-
                                               Options                        average
                                              available       Number         exercise
                                              for grant      of shares         Price
-----------------------------------------------------------------------------------------

Balance as of January 2, 1998                     400,120       1,602,914           $6.08
    Options granted                              (469,500)        469,500            6.76
    Options cancelled                              58,500         (58,500)           6.15
    Options exercised                                   -        (120,107)           4.86
    Additional shares                             300,000               -               -
                                            ----------------------------------------------

Balance as of January 1, 1999                     289,120       1,893,807           $6.32
    Options granted                              (352,200)        352,200            6.38
    Options cancelled                              32,862         (32,862)           7.00
    Options exercised                                   -         (62,000)           4.95
    Additional shares                             455,000               -               -
                                            ---------------------------------------------

Balance as of December 31, 1999                   424,782       2,151,145           $6.36
    Options granted                              (540,000)        540,000            7.83
    Options cancelled                             161,320        (161,320)           7.21
    Options exercised                                   -        (158,075)           6.36
    Options expired                               (84,613)              -               -
    Additional shares reserved                    500,000               -               -
                                            ---------------------------------------------
Balance as of December 29, 2000                   461,489       2,371,750           $6.64
                                            =============================================

--------------------
/1/ Does not include restricted stock plans.

Information regarding options outstanding at December 29, 2000 is summarized below:

                                      Outstanding                               Exercisable
                     -----------------------------------------------   ------------------------------
                                         Weighted-
                                          average       Weighted-                        Weighted
                                         remaining       average                          average
Range of                  Number        contractual     exercise          Number of      exercise
exercise price          of shares          life           price            Shares          price
--------------------------------------------------------------------   ------------------------------
   $ 4.75-$ 5.63              500,875          4.31        $ 4.98             448,375        $ 4.91
   $ 5.75-$ 6.38              550,150          7.39        $ 5.91             297,000        $ 5.96
   $ 6.69-$ 7.22              760,250          6.34        $ 7.07             315,500        $ 7.05
   $ 7.25-$ 9.25              538,575          6.84        $ 8.16             245,056        $ 7.23
   $10.00-$10.50               21,900          7.65        $10.08               6,900        $10.20
                     -----------------                                 ------------------------------
                            2,371,750                                       1,312,831        $ 6.21
                     =================                                 ==============================


Pro Forma Fair Value Information
The Company uses the intrinsic value method in accounting for its Employee Stock Purchase Plan and Stock Option Plans, collectively called "Options". The Options are generally granted at exercise prices equal to the fair value of the Company's common stock on the date of the grant. SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the Company to disclose pro forma information regarding net income and net income per share as if the Company had accounted for its Options under the fair value method. Under the fair value method, compensation expense is calculated for options granted using a defined valuation technique. The Company uses the Black-Scholes option-pricing model to calculate the fair value of its Options. In calculating the fair value of an option at the date of grant, the Black-Scholes option-pricing model requires the input of highly subjective assumptions. The Company used the following weighted average assumptions for 2000, 1999 and 1998:

                             ------------------------------------------------------------------------------------------
                                     Employee Stock Purchase Plan                         Stock Option Plan
                             ------------------------------------------------------------------------------------------
                                      2000            1999            1998             2000          1999          1998
                             ------------------------------------------------------------------------------------------

Expected life (in years)               1.0             1.0             1.0              6.7           5.7           6.0
Risk-free interest rate               5.94%           5.26%           4.85%             6.4%          4.2%          4.3%
Volatility                            0.61            0.49            4.67             0.75          1.00          0.87
Dividend yield                           0%              0%              0%               0%            0%            0%

Using the above assumptions, the weighted average fair value of options granted during 2000, 1999 and 1998 was $4.99, $4.97 and $5.06, respectively.

Had the Company determined compensation cost based on the estimated fair value at the grant date for its Options under SFAS No. 123, the Company's income from continuing operations would have been adjusted to the pro forma amounts indicated below:

                                                                  Fiscal Years
(In thousands, except per share data)                2000             1999               1998
---------------------------------------------------------------------------------------------
Income from continuing operations:
                  As reported                      $7,428           $5,411             $3,920
                  Pro forma                        $5,809           $3,943             $2,356
 Income per share from continuing operations:
                  As reported:
                           Basic                   $ 1.12           $ 0.80             $ 0.53
                           Diluted                 $ 1.05           $ 0.78             $ 0.51
                  Pro forma:
                           Basic                   $ 0.88           $ 0.58             $ 0.32
                           Diluted                 $ 0.82           $ 0.57             $ 0.31


Note 6: Retirement Plans

Effective January 1, 1999, the Company terminated its existing defined contribution retirement plan and modified its existing 401(k) plan whereby the Company will contribute to each eligible employee's 401(k) account, 7% of the employee's base salary plus overtime, regardless of the amount contributed by the employee. The employee does not need to make a contribution to the plan to be eligible for the Company's 7% contribution. To be eligible under the plan, an employee must be at least 21 years of age and be either a full time or part time salaried employee. The 7% Company contribution will vest 20% per year for the first 5 years of employment and then immediately thereafter for employees hired after January 1, 1999 and immediately for employees hired as of December 31, 1998. The Company contributed $2,739,000 to this plan in fiscal 2000 and $2,165,000 and $1,922,000 in fiscal 1999 and 1998, respectively, to the previously mentioned defined contribution plan, which is now terminated.

Note 7: Commitments and Contingencies

The following is a summary of the future minimum payments, net of rental income, required under non-cancelable operating leases, with terms in excess of one year as of December 29, 2000:

(in thousands)               Lease             Rental        Net future
Year ending            commitments             income          payments
------------------------------------------------------------------------
2001                      $  3,403              ($528)          $  2,875
2002                         3,100               (134)             2,966
2003                         2,785                (26)             2,759
2004                         1,685                  -              1,685
2005                         1,583                  -              1,583
Thereafter                   6,090                  -              6,090
                 --------------------------------------------------------
                          $ 18,646               ($688)         $ 17,958
                 ========================================================

Total rent and equipment lease expense in 2000, 1999 and 1998 was $3,656,000, $3,434,000 and $3,210,000, respectively.

From time to time, the Company may be subject to other claims that arise in the ordinary course of business. In the opinion of management, all such matters involve amounts that would not have a material adverse effect on the Company's consolidated financial position if unfavorably resolved. There are currently no such matters.

Note 8: Other Income and Expense

Interest and other income (expense), net, consisted of the following:

                                                         Fiscal Years
(In thousands)                             2000              1999              1998
-----------------------------------------------------------------------------------
Interest income                         $  132            $  139           $   509
Interest expense                          (114)             (818)           (1,170)
Rental income                            1,526             1,519             1,752
Other                                      511               429               114
                             ------------------------------------------------------
           Total                        $2,055            $1,269           $ 1,205
                             ======================================================

Note 9: Client and Industry Credit Risk

The Company serves clients in various segments of the economy. During 2000, 1999 and 1998 the Company provided services representing approximately 21%, 20% and 29%, respectively, of gross revenues from continuing operations to clients and to organizations and insurers acting on behalf of clients in the transportation industry. Additionally, during 2000 and 1999 the Company derived approximately 24% and 12%, respectively, of gross revenues from professional services provided to government agencies and contractors.

Gross revenues of $12,608,000, $8,584,000, and $10,076,000 in fiscal 2000, 1999 and 1998, respectively, were earned on engagements for one client or for organizations insuring or providing services to such client in the transportation industry. As of December 29, 2000 and December 31, 1999, accounts receivable included $2,006,000 and $2,658,000, respectively, related to this client.

Additionally, in fiscal years 2000 and 1999, gross revenues of approximately $28,082,000 and $12,500,000, respectively, were earned on an engagement for another client that began in fiscal 1999. As of December 29, 2000 and December 31, 1999, accounts receivable included $2,308,000 and $6,744,000, respectively, related to this client.

The majority of the Company's clients are Fortune 500 companies or government agencies that pose minimal credit risk. The Company maintains reserves for potential credit losses.

Note 10: Acquisitions

On September 30, 2000, the Company acquired all of the outstanding capital stock of Lockwood-Singh & Associates, Inc., a Los Angeles based provider of geotechnical engineering and geologic consulting services, for $1.031 million in cash. The terms of the purchase also consider additional future payments based on the achievement of certain performance criteria. While the amount of these payments cannot be determined until such performance occurs, the sum of these payments will not exceed $200,000. The Company recorded approximately $467,000 of goodwill, which is being amortized over four years. Following the acquisition, the net assets and staff of Lockwood-Singh & Associates, Inc. became part of Exponent's Civil Engineering practice.

This acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the net assets acquired based on the estimated fair market value at the date of acquisition. The results of operations from the date of the acquisition have been included in the Company's consolidated financial statements. Pro forma disclosures giving effect to the acquisition of Lockwood-Singh & Associates do not differ materially from the Company's historical results.

Note 11: Discontinued Operations

The Company committed to a formal plan to divest BCS Wireless, Inc. effective April 2, 1999. On May 1, 2000, the Company sold certain assets of BCS for $2.0 million in cash and the assumption of approximately $745,000 in liabilities. The Company recorded a gain on the disposition of BCS of $451,000, net of taxes of $320,000. The Company retained approximately $400,000 in net cash and $1.4 million in net accounts receivables of BCS. As of December 29, 2000, no net accounts receivable of BCS remained outstanding. The results of operations for BCS for all fiscal years presented have been recorded as a discontinued operation.

Note 12: Supplemental Cash Flow Information

The following is supplemental disclosure of cash flow information:

                                                                              Fiscal Years
(In thousands)                                                       2000          1999           1998
------------------------------------------------------------------------------------------------------
Cash paid during the year:
     Interest                                                      $  173        $  718         $1,087
     Income taxes                                                  $7,031        $4,125         $5,322

Non-cash investing and financing activities:
     Issuance of debt for financing of insurance policies          $  977        $1,121         $1,369
     Capital lease for equipment                                   $   90             -              -


Note 13: Segment Reporting

The Company has two operating segments based on two primary areas of service. One operating segment provides services in the area of environmental and health risk analysis. This operating segment provides a wide range of consulting services relating to environmental hazards and risks and the impact on both human health and the environment. The Company's other operating segment is a broader service group providing technical consulting in different practices and primarily in the area of impending litigation and technology development.

Segment information is presented for selected data from the statements of operations and statements of cash flows for fiscal years 2000, 1999 and 1998. Segment information for selected data from the balance sheets is presented for the fiscal years ended December 29, 2000 and December 31, 1999.

Revenues


                                                                                  Fiscal Years
(In thousands)                                                      2000             1999             1998
----------------------------------------------------------------------------------------------------------
Environmental and health                                        $ 22,734          $20,810          $17,985
Other scientific and engineering                                  78,864           72,461           62,427
                                                        --------------------------------------------------

                    Total revenues                              $101,598          $93,271          $80,412
                                                        ==================================================

Operating Income (Loss) /1/
                                                                                 Fiscal Years
(In thousands)                                                      2000             1999             1998
----------------------------------------------------------------------------------------------------------
Environmental and health                                        $  5,085          $ 3,265          $ 1,429
Other scientific and engineering                                  20,284           18,724           12,018
                                                        --------------------------------------------------

Total segment operating income                                    25,369           21,989           13,447
Corporate operating loss                                         (14,707)         (14,006)          (9,418)
                                                        --------------------------------------------------
                Total operating income                          $ 10,662          $ 7,983          $ 4,029
                                                        ==================================================

Assets /2/
                                                                         Fiscal Years
(In thousands)                                                      2000             1999
------------------------------------------------------------------------------------------
Environmental and health                                         $ 9,190          $ 8,888
Other scientific and engineering                                  44,485           42,668
Other                                                                  -            2,723
                                                        ----------------------------------
Total segment assets                                              53,675           54,279
Corporate assets                                                  31,951           26,173
                                                        ----------------------------------
                     Total assets                                $85,626          $80,452
                                                        ==================================

Capital Expenditures
                                                                                 Fiscal Years
(In thousands)                                                      2000             1999             1998
-----------------------------------------------------------------------------------------------------------
Environmental and health                                          $  325           $  257           $  431
Other scientific and engineering                                   8,073            4,373            4,007
                                                        ---------------------------------------------------

Total segment capital expenditures                                 8,398            4,630            4,438

Corporate capital expenditures                                       293              341              730
                                                        ---------------------------------------------------
              Total capital expenditures                          $8,691           $4,971           $5,168
                                                        ===================================================

Depreciation and Amortization
                                                                                 Fiscal Years
(In thousands)                                                      2000             1999             1998
-----------------------------------------------------------------------------------------------------------
Environmental and health                                          $  242           $  223           $  327
Other scientific and engineering                                   2,368            2,351            2,453
                                                        ---------------------------------------------------

Total segment depreciation and amortization                        2,610            2,574            2,780

Corporate depreciation and amortization                            1,824            1,842            1,508
                                                        ---------------------------------------------------

          Total depreciation and amortization                     $4,434           $4,416           $4,288
                                                        ===================================================

Information regarding Exponent's operations in different geographical areas:

Revenues /3/
                                                                                 Fiscal Years
(In thousands)                                                      2000            1999             1998
-----------------------------------------------------------------------------------------------------------
United States                                                   $ 99,231          $90,819          $78,215
Foreign Countries                                                  2,367            2,452            2,197
                                                        ---------------------------------------------------

                         Total                                  $101,598          $93,271          $80,412
                                                        ===================================================


Property, Plant and Equipment, Net

                                                                        Fiscal Years
(In thousands)                                                      2000            1999
------------------------------------------------------------------------------------------
United States                                                    $33,963          $29,407
Foreign Countries                                                     44               61
                                                        ----------------------------------
                         Total                                   $34,007          $29,468
                                                        ==================================

/1/ Due to a Company reorganization and centralization of the Company's corporate functions effective January 2, 1999, operating income for the periods presented are not comparable. Included in the Company's corporate operating expenses for fiscal years 2000 and 1999 are corporate related costs that had been included in the operating income of the environmental and health segment for fiscal 1998. The Company has not restated segment information for fiscal 1998 to be comparable with fiscal years 2000 and 1999, as it would be impracticable to do so.

/2/ The fiscal 1999 segment comparisons for assets have been restated to reflect the treatment of certain assets, including cash and cash equivalents, as corporate assets and to eliminate the effect of intercompany asset transactions.

/3/ Geographic revenues are allocated based on the location of the customer.

Note 14: Comparative Quarterly Financial Data (unaudited)
Summarized quarterly financial data is as follows:

---------------------------------------------------------------------------------------------------------------------------------
Fiscal 2000                                                         March 31,         June 30,    September 29,     December 29,
(In thousands, except per share data)                                    2000             2000             2000             2000
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $  26,126         $ 25,619    $      25,474     $     24,379
Operating income                                                        3,289            2,846            2,906            1,621
Income from continuing operations before
    income taxes                                                        3,658            3,374            3,357            2,328

Income from continuing operations                                       2,141            1,978            1,966            1,343
Discontinued operations                                                    56              298                -                -
Net income                                                          $   2,197         $  2,276    $       1,966     $      1,343
                                                             ====================================================================

Income per share from continuing operations
                  Basic                                             $    0.32         $   0.30    $        0.30     $       0.21
                  Diluted                                           $    0.30         $   0.28    $        0.28     $       0.19
Net income per share
                  Basic                                             $    0.33         $   0.34    $        0.30     $       0.21
                  Diluted                                           $    0.31         $   0.32    $        0.28     $       0.19
Shares used in per share computations
                  Basic                                                 6,681            6,690            6,606            6,549
                  Diluted                                               7,075            7,105            7,104            7,068

---------------------------------------------------------------------------------------------------------------------------------
Fiscal 1999                                                          April 2,          July 2,       October 1,     December 31,
(In thousands, except per share data)                                    1999             1999             1999             1999
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $  23,815         $ 23,353       $   24,082     $     22,021
Operating income                                                        2,428            1,825            2,502            1,228
Income from continuing operations before
    income taxes                                                        2,785            2,334            2,697            1,436

Income from continuing operations                                       1,631            1,368            1,575              837
Discontinued operations                                                  (282)             (95)              88               66
Net income                                                          $   1,349         $  1,273       $    1,663     $        903
                                                             ====================================================================

Income per share from continuing operations
                  Basic                                             $    0.23         $   0.20       $     0.23     $       0.13
                  Diluted                                           $    0.23         $   0.20       $     0.23     $       0.12
Net income per share
                  Basic                                             $    0.19         $   0.19       $     0.25     $       0.14
                  Diluted                                           $    0.19         $   0.18       $     0.24     $       0.13
Shares used in per share computations
                  Basic                                                 7,076            6,794            6,764            6,682
                  Diluted                                               7,176            6,922            6,953            6,841

Independent Auditors' Report

The Board of Directors and Stockholders
Exponent, Inc.

We have audited the accompanying consolidated balance sheets of Exponent, Inc. and subsidiaries as of December 29, 2000 and December 31, 1999, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exponent, Inc. and subsidiaries as of December 29, 2000 and December 31, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ending December 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                       KPMG LLP

Mountain View, California
January 24, 2001

Quarterly Stock Data

The Company's common stock is traded on the NASDAQ Stock Market under the symbol "EXPO." The following table sets forth for the fiscal periods indicated the high and low closing sales prices for the Company's common stock.

Stock prices by quarter                                    High           Low
------------------------------------------------------------------------------

Fiscal Year Ended December 31,1999:
  First Quarter                                          $ 6.50         $5.50
  Second Quarter                                         $ 7.25         $5.25
  Third Quarter                                          $ 7.50         $5.00
  Fourth Quarter                                         $ 6.91         $5.25
Fiscal Year Ended December 29, 2000:
  First Quarter                                          $11.00         $6.25
  Second Quarter                                         $10.25         $7.25
  Third Quarter                                          $ 9.75         $8.13
  Fourth Quarter                                         $10.00         $7.13
Fiscal Year Ended December 28, 2001:
  First Quarter (through February 23, 2001)              $10.00         $9.13

As of February 23, 2001, there were 380 holders of record of the Company's common stock. The Company has never paid cash dividends. The Company currently intends to retain future earnings for reinvestment in the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Financial Summary
Exponent, Inc. and Subsidiaries

                                                                                           Fiscal Years
(in thousands, except per share data)                                2000          1999         1998         1997         1996
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                             $ 101,598     $ 93,271     $ 80,412     $ 70,935     $  53,273
                                                                 -------------------------------------------------------------------
Operating expenses:
       Compensation and related expenses                                64,459       59,632       52,246       44,130        33,541
       Other operating expenses                                         16,906       16,279       15,747       13,343        12,381
       General and administrative expenses                               9,571        9,377        8,390        6,378         5,579
                                                                 -------------------------------------------------------------------
                                                                        90,936       85,288       76,383       63,851        51,501
                                                                 -------------------------------------------------------------------
                Operating income                                        10,662        7,983        4,029        7,084         1,772
Other income (expense):
       Interest income (expense), net                                       18         (679)        (661)      (1,168)       (1,188)
       Miscellaneous income, net                                         2,037        1,948        1,866        2,180         1,622
                                                                 -------------------------------------------------------------------
                Income from continuing operations before
                    income taxes                                        12,717        9,252        5,234        8,096         2,206
Income taxes                                                             5,289        3,841        1,314        3,279           367
                                                                 -------------------------------------------------------------------
       Income from continuing operations                                 7,428        5,411        3,920        4,817         1,839
Discontinued operations:
       Loss from operations of PLG, Inc., net                                -            -            -         (144)       (1,832)
       Income (loss) from operations of BCS Wireless, Inc., net            (97)        (223)         160         (411)            -
       Gain on disposition of BCS Wireless, Inc., net                      451            -            -            -             -
Extraordinary item                                                           -            -            -            -          (443)
                                                                 -------------------------------------------------------------------
                Net income (loss)                                    $   7,782     $  5,188     $  4,080     $  4,262     ($    436)
                                                                 ===================================================================
       Income per share from continuing operations
                Basic                                                $    1.12     $   0.80     $   0.53     $   0.67      $   0.28
                Diluted                                              $    1.05     $   0.78     $   0.51     $   0.65      $   0.27
       Net income (loss) per share
                Basic                                                $    1.17     $   0.77     $   0.55     $   0.60     ($   0.07)
                Diluted                                              $    1.10     $   0.75     $   0.53     $   0.58     ($   0.07)
       Shares used in per share computations
                Basic                                                    6,631        6,750        7,392        7,148         6,663
                Diluted                                                  7,089        6,894        7,709        7,385         6,801